OFFERING CIRCULAR
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

Amendment No. 5

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Remington Energy Group Corporation

Commission File Number: 0001585786

NEVADA

UNITED STATES:
Remington Energy Group Corporation
737 James Lane, Suite 7499
Incline Village, Nevada 89450
Phone: (775) 671-3065

1311– Crude Petroleum & Natural Gas Extraction	**46-1698762**
(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	**Position(s) Held**
Mr. Wes Johnson Remington Energy Group Corporation, 737 James Lane, Suite 7499, Incline Village, Nevada 89450	Chief Executive Officer / Chairman of the Board
Mr. Donald White Remington Energy Group Corporation, 737 James Lane, Suite 7499, Incline Village, Nevada 89450	Advisor / Consultant / Board of Directors
Mr. Brent Johnson Remington Energy Group Corporation, 737 James Lane, Suite 7499, Incline Village, Nevada 89450	Advisor / Consultant / Board of Directors

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Remington Energy Group Corporation affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Wes Johnson	Preferred	0%
(1) (2) (3)	Common	97%

(1) Mr. Wes Johnson is the Chief Executive Officer of Remington Energy Group Corporation
(2) Mr. Wes Johnson is the Chairman of the Board of Directors of Remington Energy Corporation
(3) Mrs. Wes Johnson, 737 James Lane, Suite 7499, Incline Village, Nevada 89450

(f) Promoters of the issuer

Remington Energy Group Corporation
737 James Lane, Suite 7499
Incline Village, Nevada 89450
(775) 671-3065
http://remingtonenergygroup.com/
Email: Wes@RemingtonEnergyGroup.com

(g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

Mr. James H. Seymour, Esq.
James H. Seymour Law Firm
PO Box 1757
Crystal Bay, NV 89402-1757
Jseymourlaw@yahoo.com

At this time of this filing there is no underwriter(s) in connection with this offering.

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- New York
- Florida
- Illinois
- Texas
- New Jersey
- Pennsylvania
- Nevada
- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by the Company and can be viewed at http://RemingtonEnergyGroup.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Remington Energy Group Corporation** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

The Company was originally formed as a Nevada Limited Liability Company in March of 2012 and converted to a Nevada Stock Corporation in August of 2013. Upon its re-foundation as a Stock Corporation, the Company issued 100% of its issued Common Stock (100,000 Common Stock Units) to its Chief Executive Officer, Mr. Wes Johnson.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Wes Johnson Chief Executive Officer 737 James Lane, Suite 7499 Incline Village, Nevada 89450	Common Stock: 97,000 Shares (97%) Preferred Stock: No Shares	Common Stock: 97,000 Shares (97%) Preferred Stock: No Shares
(*) Alternative Securities Markets Group Corporation Advisor 9107 Wilshire Blvd, Suite 450 Beverly Hills, California 90210	Common Stock: 3,000 (3%) Preferred Stock: No Shares	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares

(*) Upon qualification of this Registration Statement, the Company will issue 3,000 (THREE THOUSAND) shares of its Common Stock to the following providers of service to the Company under Section 4(a)(2) of the Securities Act of 1933, as amended:

- **Alternative Securities Markets Group Corporation**

Item 6. Other Present or Proposed Offerings.

The issuer is also presently offering this same offering to Non-U.S. Citizen Pursuant to Regulation S

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Item 7. Marketing Arrangements.

There is a CrowdFunding marketing arrangement with respects to this offering, with the Alternative Securities Markets Group Corporation, and its details are part of the Exhibits of this Registration Statement.

There are no other marketing arrangements with respects to this offering.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors.

There are no plans to stabilize the market for the securities to be offered.

The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

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PART II – OFFERING CIRCULAR

Remington Energy Group Corporation

<u>Corporate</u>:

Remington Energy Group Corporation

737 James Lane, Suite 7499

Incline Village, Nevada 89450

(775) 671-3065

Best Efforts Offering of 50,000 9% Convertible Preferred Stock Units

Offering Price per 9% Convertible Preferred Stock Unit: $100.00 (USD)

Maximum Offering: 50,000 9% Convertible Preferred Stock Units

Investing in the Company's 9% Convertible Preferred Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 10**.

We are offering a maximum of 50,000 9% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

COMPLETE DETAILS ABOUT THE COMMON STOCK BEING OFFERED THROUGH THIS OFFERING CAN BE FOUND ON PAGES 66, 67 AND 68 OF THIS REGISTRATION STATEMENT.

DATED: December 1st, 2014

THERE IS, AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 2: DISTRIBUTION SPREAD

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	------	$100.00	$0.00	$100.00
Total Minimum	001	$100.00	$0.00	$100.00
Total Maximum	50,000	$5,000,000.00	$0.00	$5,000,000

1) We are offering a maximum of 50,000 9% Convertible Preferred Stock Units at the price indicated
(2) ***We do not intend to use a placement agent or broker for this Offering.***

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

INFORMATION CONTAINED IN THE PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME AN OFFERING CIRCULAR WHICH IS NOT DESIGNATED AS A PRELIMINARY OFFERING CIRCULAR IS DELIVERED AND THE OFFERING STATEMENT FILED WITH THE COMMISSION BECOMES QUALIFED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AND OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

General Oil & Natural Gas Industry Risks

Oil & Natural Gas investments are subject to varying degrees of risk. The yields available from equity investments in Oil & Natural Gas companies depends on the amount of income earned and capital appreciation generated by the companies as well as the expenses incurred in connection therewith. If any of the Company's assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Assets may be adversely affected by the general economic climate, Oil & Natural Gas market conditions such as oversupply of related products or a reduction in demand for Oil & Natural Gas products in the areas in which the Company's assets are located, competition from other Oil & Natural Gas suppliers, and the Company's ability to provide adequate Oil & Natural Gas products. Revenues from the Company's assets are also affected by such factors such as the costs of production and local Oil & Natural Gas market conditions.

Because Oil & Natural Gas investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its assets. No assurance can be given that the fair market value of the assets acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Development Stage Business

Remington Energy Group Corporation commenced operations in March of 2012 as a Nevada Limited Liability Corporation and converted to a Nevada Stock Corporation in August of 2013. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Remington Energy Group Corporation will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Oil & Natural Gas products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with suppliers and other Oil & Natural Gas industry related professionals. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Oil & Natural Gas industry may reduce the number of suitable prospective exploration opportunities.

The Development of Oil & Gas Properties Involves Substantial Risks that may result in a Total Loss of Investment

The business of exploring for, developing and operating Natural Gas and Oil properties involves a high degree of business and financial risks, and thus a significant risk of investment loss that even a combination of experience, knowledge and careful

Remington Energy Group Corporation
737 James Lane
Suite 7499
Incline Village, Nevada 89450

Date: December 4th, 2014

VIA HAND DELIVERY AND EMAIL:

Mr. Paul Monsour
Staff Attorney
United States Securities & Exchange Commission

Mr. H. Roger Schwall
Assistant Director
United States Securities & Exchange Commission

**Reference: Request for Qualification for
Remington Energy Group Corporation
Regulation A Offering Statement on SEC Form 1-A (024-10380)**

Dear Mr. Paul Monsour & Mr. H. Roger Schwall

Remington Energy Group Corporation (the "Issuer") hereby respectfully requests acceleration of the qualification of the above-referenced Offering Statement to 2:00 P.M. Washington, D.C. time, on Friday, December 31st, 2014, or as soon thereafter as possible. Please email or fax a copy of the written order from the Securities and Exchange Commission (the "Commission") verifying the qualification time and date of the Offering Statement to the undersigned, Attention: Mr. Wes Johnson, email at Wes@RemingtonEnergyGroup.com , Facsimile at (775)-201-7988 . Mr. Wes Johnson's direct line is (775)-233-4171.

On behalf of the Issuer, the undersigned acknowledges that the disclosure in the Offering Statement is the responsibility of the Issuer:

1. Should the Commission of the Staff, acting pursuant to delegated authority, declare the filing of the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Issuer from its full responsibility for the adequacy of the disclosure in the filing; and

3. The Issuer may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact the Issuer, or Mr. Steven J. Muehler at Alternative Securities Markets Group Corporation, at (213) 407-4386, or by email at LEGAL@ALTERNATIVESECURITIESMARKET.COM.

Respectfully Submitted,

Mr. Wes Johnson
Chief Executive Officer
Remington Energy Group Corporation

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Mr. Paul Monsour
Staff Attorney
United States Securities & Exchange Commission

Mr.H. Roger Schwall
Assistant Director
United States Securities & Exchange Commission

Dear Mr. Paul Monsour & Mr. H. Roger Schwall;

Enclosed you will find the Amended Regulation A Submission for **Remington Energy Group Corporation,** which is being filed in response to the comment letter received from you on November 13th, 2014.

Comment Letter #1

ITEM #1

All comments from Comment Letter #2 addressed in second portion of this letter.

ITEM #2

Understood

ITEM #3

Per Comment, see exhibit for the revised company ASMG Page. All company pages will remain locked from view until qualification and NASAA Registration.

ITEM #4

Per Comment, we have revised our standard layout of the Registration Statements to comply with the SEC Format.

ITEM #5

Per Comment, we have made the following change to the second paragraph of Part II, Item 4, Plan for Distribution

A minimum of $1,000,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $5,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $1,000,000 has be reached. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be Promptly Refunded without interest or deduction.

ITEM #6

Per Comment, all references to return of investor funds have been changed to read:

Risk Factors:

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $1,000,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from an Escrow Account established with U.S. Bank, to the Company's operating account at U.S. Bank. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be promptly returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Terms and Conditions:

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). the Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in a U.S. Bank escrow account, and only after $1,000,000 in securities has been sold to investors (Ten Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

Securities being offered

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $5,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in a U.S. Bank escrow account, and only after $1,000,000 in securities has been sold to investors (Ten Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $1,000,000 is achieved, and all Investors will be subject to the terms, conditions and investment risks associated with this investment.

See Exhibits for U.S. Bank Escrow Account Details

ITEM #7

Per Comment, the below has been revised:

USE OF INVESTMENT FUNDS SCHEDULE

The below allocation of Funds Table provides above provides the use of funds based on raisin $5 Million USD. If the total offering is not met, management will distribute the funds on a percentage weighted basis according to the Allocation of Funds Table provided below.

ITEM:	PERCENTAGE:	MINIMIMUM	MAXIMUM
Costs of Offering & Admin Costs	10%	$100,000	$500,000
Drilling Fees & Permits	13%	$130,000	$650,000
Drilling Supplies	20%	$200,000	$1,000,000
Drilling Labor	47%	$470,000	$2,350,000
Third Party Costs	6%	$60,000	$300,000
Contingency	4%	$40,000	$200,000
TOTAL	100%	$1,000,000	$5,000,000

ITEM #8

Per Comment, and after consideration of the modification made to our Registration Statement from other filings, we have chosen to eliminate this portion of the Registration Statement due to the fact we discuss anticipated future OTC or Regulated Market Listings and the illiquid nature of the securities offered throughout this Registration Statement / Offering.

ITEM #9

Per Comment, and after consideration of the modification made to our Registration Statement from other filings, we have chosen to eliminate this portion of the Registration Statement due to the fact we discuss anticipated future OTC or Regulated Market Listings and the illiquid nature of the securities offered throughout this Registration Statement / Offering.

ITEM #10

Per Comment, the remainder of page three has been published on the 2013 Financial Notes

NOTE 7: DELAYING NOTICE:

Company will not be providing Audited Financial Returns until the close of the 2015 business year (December 31, 2015)

Note 8: Income

No income was reported this year (January 1, 2013-December 31, 2013). Remington Energy Group Corporation will start receiving income once financing is completed; drilling is started on our oil and gas wells, and start producing oil and gas.

Note 9: Blue Coast Securities

On August 15, 2013 Remington Energy Group LLC engaged Blue Coast Securities and entered into an agreement to assist Remington Energy Group LLC in raising $5,000,000 for the use of drilling and exploration for oil and gas.

Note 10: Note Payable (Weslie W Johnson)

On October 1, 2013, the Company entered into a promissory note with Weslie W Johnson for a total amount of $495,000. The loan was advanced for the Company to acquire an assignment lease land and drilling rights on a tract of land in Warren County, Pennsylvania. Interest will accrue on said note until drilling is started and sufficient income is produced to cover payment and start retiring said debt. Interest will accrue at 10% interest until debt is paid in full.

Note 11: Land Lease Assignment and Drilling Rights

On October 15, 2013 the lease assignment of 100 well sites was obtained in Pennsylvania. Along with this lease are the rights to drill up to 100 wells over the next three years, down to a depth of 3,000 feet.

On October 15, 2013, Remington Energy Group Corporation obtained an assignment for the drilling rights to drill 100 wells over the next three years, down to the depth of 3,000 feet. With the drilling of 50 wells in the next three years, Remington Energy Group Corporation has received an automatic extension for two years to complete the 100 wells.

The lease assignment and drilling rights for 100 wells are capitalized acquisition costs that will be categorized as investing activities on the Statement of Cash Flow.

The lease assignment is on proven oil producing acreage, know as Morrison Oil Field and commonly referred to as the Young Lease Well Track (WT) 5574.

The term of the assignment will be three years with a two year option. Cost of the assignment was $4,900 per well site and a 30% royalty paid to D&S Energy form all oil and gas revenue. D&S Energy is responsible for all underlying royalty fees.

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

ITEM #11

Per Comment, See Footnote 11, paragraph 3 of the 2013 Financials

NOTE 7: DELAYING NOTICE:

Company will not be providing Audited Financial Returns until the close of the 2015 business year (December 31, 2015)

Note 8: Income

No income was reported this year (January 1, 2013-December 31, 2013). Remington Energy Group Corporation will start receiving income once financing is completed; drilling is started on our oil and gas wells, and start producing oil and gas.

Note 9: Blue Coast Securities

On August 15, 2013 Remington Energy Group LLC engaged Blue Coast Securities and entered into an agreement to assist Remington Energy Group LLC in raising $5,000,000 for the use of drilling and exploration for oil and gas.

Note 10: Note Payable (Weslie W Johnson)

On October 1, 2013, the Company entered into a promissory note with Weslie W Johnson for a total amount of $495,000. The loan was advanced for the Company to acquire an assignment lease land and drilling rights on a tract of land in Warren County, Pennsylvania. Interest will accrue on said note until drilling is started and sufficient income is produced to cover payment and start retiring said debt. Interest will accrue at 10% interest until debt is paid in full.

Note 11: Land Lease Assignment and Drilling Rights

On October 15, 2013 the lease assignment of 100 well sites was obtained in Pennsylvania. Along with this lease are the rights to drill up to 100 wells over the next three years, down to a depth of 3,000 feet.

On October 15, 2013, Remington Energy Group Corporation obtained an assignment for the drilling rights to drill 100 wells over the next three years, down to the depth of 3,000 feet. With the drilling of 50 wells in the next three years, Remington Energy Group Corporation has received an automatic extension for two years to complete the 100 wells.

The lease assignment and drilling rights for 100 wells are capitalized acquisition costs that will be categorized as investing activities on the Statement of Cash Flow.

The lease assignment is on proven oil producing acreage, know as Morrison Oil Field and commonly referred to as the Young Lease Well Track (WT) 5574.

The term of the assignment will be three years with a two year option. Cost of the assignment was $4,900 per well site and a 30% royalty paid to D&S Energy form all oil and gas revenue. D&S Energy is responsible for all underlying royalty fees.

I certify this financial statement to be true and accurate

Name: Weslie W Johnson

Title: CEO
Date: September 25, 2014

ITEM #12

Per Comment, See Exhibits

ITEM #13

Per Comment, See Exhibits

ITEM #13

Per Comment, See Exhibits Subscription Agreement and see Part II, Item 12 for the below Arbitration Clause.

Except as expressly provided in this Offering, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Offering, or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of Nevada for agreements made in and to be performed in the state of Nevada. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing a Subscription Agreement for this Offering, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

Letter 2:

ITEM #1

Per Comment, See Exhibits "Revised ASMG Agreement(s)"

- ASMG Compensation has been revised, and is not dependent on capitalization.
- ASMG does not accept subscription agreements, the subscription agreement has been revised, and all links on the ASMG Website for requests for prospectus now direct to the Company Only, and all copies of the Reg A have been removed from the ASMG Website. The only way any potential investor can get a copy of the Regulation A is from the Issuer or from the Edgar.
- The collection of Investor suitability questionnaires is not a act designated only for broker dealers. ASMG Does collect the information for distribution to issuers, this is ONLY limited to the information previously submitted in Exhibits.
- Investors are directed through the subscription agreement to mail checks directly to the Issuer.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

ITEM #2

Per Comment, See Exhibits "Revised ASMG Agreement(s)"

1. "Preparation of all securities registration statements and public offering memorandums" are not services limited to Broker Dealers or Offering Participants, and if it is, please provide legal reference.
2. "Complete Drafting of a Regulation A Registration Statement on SEC Form 1-A" is not a service limited to Broker Dealers or Offering Participants, and if it is, please provide legal reference.
3. "Complete Drafting of Regulation S Securities Offering" is not a service limited to Broker Dealers or Offering Participants, and if it is, please provide legal reference.
4. "Publishing of a Company Page on the selected ASM market tier", is not a service of a broker dealer, and this is clearly defined in the JOBS Act of 2012, and if it is a restricted process, I would expect notice to be submitted to the some thousand plus CrowdFunding sites operating today (especially EquityNet, Gust.com, Angel.co, etc). ASMG is only trying to operate as the most transparent CrowdFunding Site, but statements like this strongly only go to make us operate on a less equal playing field than all other CrowdFunding sites operating.
5. "Publishing of a Company's ASM Financial Reporting", ... Not even sure how this can even be associated with a service restricted to a broker dealer, as it has nothing to do with any offering of any securities. Again, see previous reference in #4 above, and if this is a service limited to an offering participant or broker dealer, please provide legal reference, because websites like Bloomberg.com and Crunchbase.com are essentially operating out of compliance.
6. All subscription agreements are executed between Issuer and Investor, ASMG has no role.

ITEM #3

Per Comment, See Exhibits "Revised ASMG Agreement(s)"

Simple definition of a promoter is "an individual or company that, for a fee, helps raise money for some type of investment activity". If after review of the revised ASMG agreement in the Exhibits, if ASMG is deemed a "promoter", we respectfully request that companies like EquityNet, Gust.com, Angel.co, gobignetwork, offerboard.com and all other that offer PPM drafting services and publication of company marketing materials be required to cease operations or register of promoters of all offerings associated with their sites. If ASMG is deemed a promoter, we will provide a simple risk factor that details Mr. Muehler's California order, and clearly state the very last sentence in the order that clearly defines Mr. Muehler is not prohibited from participating in any offerings.

Notes:

1. EquityNet.com posts PPM on their company pages, and the front page of EquityNet States that "EquityNet has raised $251,900,000 in EQUITY and DEBT Capital from Investors" EquityNet is NOT listed as a promoter on any 504 or 506 Offering, EquityNet is NOT a registered Dealer Broker or even a Registered Investment Advisor, and any search of the SEC Edgar Database shows ONLY $10,000,000 in filed Form Ds. I have many of their PPMs from companies, and they are not listed as any promoter on any offering.
2. Gust.com posts PPM Documents on many company pages, and they claim to have raised more than $1B in equity capital, and again, any search of the SEC Edgar System shows less than 5% of that number in filed Form Ds, and again, Gust.com is NOT a registered broker dealer or even a Registered Investment Advisor, and they too are not registered as a promoter on any offering.

The only reason I state these facts, is ASMG has done nothing more than "evolve" per comments received by the Commission, and delay our opening to the investment world, and at NO TIME have we or the issuer attempted to raise capital during the qualification process (we have about 40 total companies proceeding, or trying to proceed, with a Regulation A). As you will see from our agreements with each company (as revised in the Exhibits), our companies are all going through the Reg A qualification process with the SEC, and are agreeing to reporting standards that exceed any Regulation A and Regulation D standard. It is frustrating that we are the only "CrowdFunding Firm" trying to exceed the CrowdFunding standards, and we were welcomed with more than 50 subpoenas from the SEC Enforcement division, when there are firms like those mentioned above OPERATING (as the Commission knows, we are "NON-OPERATING" until qualifications and NASAA Registrations are complete) in a much more non-compliant way, and not a single subpoena form enforcement has been directed at them or their listed companies. Though I welcome the Commmission's inquiries, I believe the Commission can understand the frustration felt when a company tries to exceed the standard, that we get an enforcement subpoena party, when others operating in a much more gross non-compliant way are allowed to operate un-impeded, essentially making us operate in a much less competitive landscape. We are not asking for any wiggle-room, and again have done nothing more than work to evolve our proposed operation into the current rules and regulations, but if ASMG and its issuers are being directed to full compliance, it should be understood by the Commission that ASMG respectfully requests that all other "CrowdFunding" operations also be required to adhere to the same rules and regulations as ASMG. Should the Commission require a complete list of CrowdFunding websites and a list of Gross Non-compliance, ASMG would be more than happy to supply that should the Commission be unaware.

ITEM #4

Per Comment, we have modified this process after evaluation, and now all this is between the Issuer and the Investor direct. See Exhibits "Subscription Agreement" and the revised "ASM Company Page"

ITEM #5

Per Comment, we have modified this process after evaluation, and now all this is between the Issuer and the Investor direct. See Exhibits "Subscription Agreement" and the revised "ASM Company Page"

Thank you.

Any further questions, comments or concerns to this matter, please let us know.

Thank you,

Mr. Steven J. Muehler
Founder and Chief Executive Officer
Alternative Securities Markets Group
4050 Glencoe Avenue
Marina Del Rey, California 90292
Direct: (213) 407-4386
Email: Legal@AlternativeSecuritiesMarket.com
Web: http://www.AlternativeSecuritiesMarket.com

evaluation may not be able to overcome. The cost of drilling, completing and operating wells is often uncertain. Factors which can delay or prevent drilling or production, or otherwise impact expected results, include:

- high costs, shortages or delivery delays of drilling rigs, equipment, labor or other services;
- unexpected operational events and drilling conditions;
- reductions in natural gas prices;
- limitations in the market for natural gas;
- adverse weather conditions;
- facility or equipment malfunctions;
- equipment failures or accidents;
- title problems;
- pipe or cement failures;
- casing collapses;
- compliance with environmental and other governmental requirements;
- environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases;
- lost or damaged oilfield drilling and service tools;
- unusual or unexpected geological formations;
- loss of drilling fluid circulation;
- pressure or irregularities in formations;
- fires;
- natural disasters;
- blowouts, surface craters and explosions; and
- uncontrollable flows of gas or well fluids.

If any of these factors were to occur, the Company could lose all or a part of its investment in the venture, or, the Company could fail to realize the expected benefits from the field, either of which could materially and adversely affect Company revenue and profitability.

The Company's Operations are subject to the Operational Hazards and Unforseen Interruptions for which the Company may not be adequately insured.

There are a variety of operating risks inherent in Oil & Natural Gas wells, gathering systems, pipelines and other facilities, such as leaks, explosions, mechanical problems and natural disasters included, which could cause substantial financial losses. Any of these or other similar occurrences could result in the disruption of operations, substantial repair costs, personal injury or loss of human life, significant damage to property, environmental pollution, impairment of the Company's operations and substantial revenue losses.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Wes Johnson, the Company's Founder, Chief Executive Officer & Chairman of the Company's Board of Directors.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $1,000,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from an Escrow Account established with U.S. Bank, to the Company's operating account at U.S. Bank. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be promptly returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of December 1st, 2014 the Company's Managers owned approximately 97% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 97% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker – Dealer Sales of Units

The Company's Preferred Stock Units and Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Preferred Stock or Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock Units and Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

Prior to this offering, there has been no public market for the Company's Preferred Stock. The Company's Preferred Stock will not be listed on any regulated securities exchange. There can be no assurance that an active trading market for the Company's

Preferred Stock will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market price and liquidity of the Company's Preferred Stock may be adversely affected.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

The Company's Preferred Stock is Equity and is Subordinate to all of our Existing and Future Indebtedness; our ability to Declare Annual Dividends on the Preferred Stock may be Limited

The Company's Preferred Stock Units are equity interest in the Company and do not constitute indebtedness. As such, the Preferred Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would be customarily be payable on specified due dates, in the case of preferred stock, like the Preferred Stock being offering through this Offering, (1) dividends are payable only when, as and if authorized and declared by the Company's Board of Directors and (2) as an early stage company, our ability to declare and pay dividends is subject to the Company's ability to earn net income and to meet certain financial regulatory requirements.

Dividends on the Company's Preferred Stock is Cumulative

Dividends on the Company's Preferred Stock is Cumulative. If the Company's Board of Directors does not authorize and declare a dividend for any dividend period, holder of the Company's Preferred Stock will not be entitled to receive a dividend cash payment for such period, and such undeclared dividend will accrue and become payable at a later dividend payment date. The Company's Board of Directors may determine that it would be in the Company's best interest to pay less than the full amount of the stated dividend on our Preferred Stock, at which time the undeclared portion of the dividend will accrue and become payable at a later dividend payment date. Factors that would be considered by the Company's Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and such other factors as our Board of Directors may deem relevant.

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Oil & Natural Gas Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Nevada Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 50,000 9% Convertible Preferred Stock Units are being offered to the public at $100 per 9% Convertible Preferred Stock Unit. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

A minimum of $1,000,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $5,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $1,000,000 has be reached. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be Promptly Refunded without interest or deduction.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by the Company, and can be viewed at **http://remingtonenergygroup.com**.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Remington Energy Group Corporation**. And either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

GG. Sale of Company 9% Convertible Preferred Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$5,000,000**	**100%**	**$1,000,000**	**100%**

HH. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$250,000**	**5%**	**$50,000**	**5%**

Footnotes:

Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

USE OF INVESTMENT FUNDS SCHEDULE

The below allocation of Funds Table provides above provides the use of funds based on raisin $5 Million USD. If the total offering is not met, management will distribute the funds on a percentage weighted basis according to the Allocation of Funds Table provided below.

ITEM:	PERCENTAGE:	MINIMUM:	MAXIMUM:
Costs of Offering & Admin Costs	10%	$100,000	$500,000
Drilling Fees & Permits	13%	$130,000	$650,000
Drilling Supplies	20%	$200,000	$1,000,000
Drilling Labor	47%	$470,000	$2,350,000
Third Party Costs	6%	$60,000	$300,000
Contingency	4%	$40,000	$200,000
TOTAL	100%	$5,000,000	$5,000,000

ITEM 6. DESCRIPTION OF BUSINESS

A. The Company:

Remington Energy Group Corporation ("Company", "We", "Our" or "Us") is a Nevada Company that was originally formed in March of 2012 as a Limited Liability Corporation and converted to a Nevada Stock Corporation in August of 2013. Remington Energy Group is engaged in the exploration, acquisition and operation of Oil & Natural Gas properties, primarily in the State of Pennsylvania. Because Oil & Natural Gas exploration and development requires significant capital, and because the Company's assets are limited, we participate in the Oil & Gas Industry through the acquisition of leases in and around already producing Oil & Natural Gas producing wells and Oil & Natural Gas Exploration and Development projects with major industry producers.

Remington Energy Group is led by our Management Team which consists of our Founder, Wes Johnson and Brent Johnson who oversee the daily operations and the drilling projects with our Drilling Team. Also involved is Donald White who researches future drilling sites as well as works with our Drilling Team analyzing well logs and site reports.

For our Drilling Team we have selected an extremely experienced well drilling company and well operator in D & S Energy Corp (D & S). They are familiar with the drilling site and have drilled several offsetting wells to our sites with producing and viable oil and galas wells in the past year.

D & S is an independent oil and gas drilling, operating, and producing company with principal operating offices located in Tiona, Pennsylvania. D & S Energy was formed in Jan. 2006 and has been in continuous operation since that time. During that time D & S Energy has drilled and completed approximately 135 oil and gas producing wells in Venango, Jefferson, Forest, Warren, and McKean Counties, Pa. and Allegany Co., NY. D & S continues to operate the majority of these wells at this time. These wells have been done exclusively for the benefit of various drilling investment funds.

Currently D & S turnkey drills approximately 35 wells per year in the oil and gas region of Northwestern Pa. in the counties mentioned. D & S has an extensive lease bank with most properties held by previous production. D & S is continuing to expand its lease base as future viable prospects become available. D & S' focus is strictly on what is known as "developmental" drilling prospects. That refers to D & S' leases which are near or adjoin other properties that have already had previous wells drilled on them and / or are surrounded or off-set by previous production of other operating companies. This assures a better than industry standard success rate of producing oil and gas wells in this region. These wells are classified as "shallow wells" by pertinent government agencies and regulated as such.

D & S as the driller and operator also take on all responsibility for state, local and federal laws and responsibilities in regard to rules and regulations of the Oil and Gas industry including all environmental regulations. D & S also carry's the liability insurance to cover the wells and their drilling operation. All licenses required to drill in the State of Pennsylvania are held and maintained by D & S. D & S is responsible for all mineral rights and royalties to lease owners paid out of their royalties that are received from production of the wells.

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D & S Energy Corp

D & S has an excellent team of experienced engineering, production staff, roustabout crews, and office personnel. A brief resume of the key people employed by D & S as follows:

Gary Neely: Founder, Owner, President and CEO of D & S Energy Corp
Graduate Geologist, 1977
Over 37 years of experience in oil and gas industry, primarily in the Appalachian Basin.
Drilled, produced and worked on approximately 2500 shallow oil and gas wells.
Veteran: USMC 1966-1972

DeborahMorris: Vice President, CFO, Corporate Secretary/Treasurer of D & S Energy since 2009
Former Owner and President of Morris Bros. Lumber Co.
Extensive background in timber, mineral resource management, business management and accounting.

Tim Johnson: Project Supervisor and Production Manager
30 plus years experience in oil and gas industry as engineer, production manager, drilling and well completion engineer.

D & S has an additional staff of 18-25 (some are seasonal) employees who specialize in well tending, roustabout work, electrical and mechanical work necessary to maintain the wells.

In addition, D & S owns and operates its own proprietary well treatment chemicals and equipment used to enhance production of the wells.

B. Plan for Profitability

To date, the company has no revenues due to no wells having been drilled to date. Once the Company has achieved capitalization of a minimum of $1,000,000 through the Offering, the Company will have the capital required to obtain necessary permits and proceed with drilling and initial well operations. The $1,000,000 minimum is enough capital to begin Company operations and drill the first five wells. After the minimum of $1,000,000 has been secured through the Offering, each additional investment of $200,000 will add one more well to the Company's well total. Upon the completion of the entire Offering of $5,000,000, the Company estimates that it will have 25 Wells drilled.

The Company's plan is to use 75% of the net income from well production for reinvestment into the Company for additional wells. The remaining 25% of the net income from well production will go towards operating expenses (estimated to be about 13% of the total net income of all well production) and contingencies and reserves (estimated to be about 12% of the total net income of all well production).

The operating expenses in the first year are estimated at 13% to cover basic costs of business operations, such as (but not limited to): travel, water for drilling and well operations, electrical, bookkeeping, site office and monthly maintenance costs. The existing debt of the Company from its Founder and Chief Executive Officer, Mr. Johnson, will not be paid back from Investor Funds, but by the profits of the operating wells once the wells are producing net income. After year two of operations, the Company feels that with the subsequent increase in producing wells, the Company's expenses should begin to decrease at a rate of 8-9% per annum.

A contingency and reserve account will be funded using approximately 12% of the net income for unforeseen expenses for the Company, as well as for deposits on future well drilling sites of the Company. The Company has options on additional leases through the Driller and Operator, D&S Energy Corporation, to either lease or have assigned to the Company, additional well sites to continue the growth of the Company through the acquisition of additional drill sites and wells.

As the Company begins to receive incomes and reinvests its net profits back onto the Company as described above, the Company believes this "reinvestment methodology" will provide a substantial increase in the value of the Company in the future.

Young WT 5574 Lease, in which the Company has 100 drill sites available, is located in the highly sought-after "Morrison Oil and Gas Field" which currently has more than 300 producing wells surrounding the Company's lease site within a three mile radius, and the Company's lease site is surrounded on three sides by companies such as: Shell, Catalyst Energy, MSL Oil and Gas, Stonehaven Energy, Snyder Bros, and SWEPI Energy. The Company's Driller and Operator, D&S Energy, has many years of drilling experience with over 200 wells drilled in the Morrison Oil and Gas Field. In the last eighteen months, D&S Energy has drilled and put into production over 29 wells on the Young WT 5577 lease, where the Company will be drilling wells. This relationship has allowed the Company to see and monitor current production of the areas producing wells and verify that wells drilled on the Young 5574 lease are producing commercially viable ("the ability of a business, product or service to compete effectively and to make a profit"(*See Footnote: 1 below*)) quantities of oil and natural gas. To the best estimation of the Company, through both onsite review and through industry data references, there are "hundreds" of active producing wells surrounding the WT 5574 Tract where the Company has its leases.

Current production of the wells that are being operated by D&S Energy on the Young WT 5574 Lease are producing between 8-35 bbl (*bbl equal one "barrel", or 42 us gallons, or 35 UK imperial gallons, or approximately 159 liters, or 9,702 cubic meter on average*) per day and between 20-60 mcf (*mcf = Metric Cubic Feet, equals the volume of 1,000 cubic feet of natural gas*) of gas per day. The 29 wells that have been drilled are now producing and an additional 10 wells are currently being drilled throughout the 1,100 plus acre WT 5574 Lease to test the oil producing geological formations and verify the "commercial viability" of the location. These wells drilled, logged and tested prior to being placed into production, and each oil and gas well shows similar geological formation information concerning oil and gas formations. This geological formation information should be similar to the wells the Company will be drilling on its lease.

As part of the Illustrations below, a third party independent log assessment summary and oil and gas reserve analysis from Billman Geologic Consultants Inc. showing the amount of calculated and estimated oil and gas reserves in the first five wells drilled. The Company believes, as Billman Geological Consultants state, that their estimates are very conservative as log analyses included with the report only went down to approximately 1,300 feet, and there are deeper "payzones" (payzone is a term used in the oil and gas industry that refers to the rock in which oil and gas are found in exploitable quantities) that are were not analyzed for the report. The Company has also included below, production reports obtained from the Pennsylvania Department of Environmental Protection (PA DEP) from wells that are on the leases that surround the WT 5574 tract. The Company has also included below, maps showing hundreds of oil and gas wells that are on the neighboring leases mentioned earlier in this section, all within three miles of the WT 5574 lease, and charts showing the number of oil and gas wells permitted and drilled in McKean County, Pennsylvania. These all show that the Company's lease is in an area where there is a very active and oil and gas area. As can be seen on the maps, the well drilling activity in the Morrison Oil Field starts directly to the Northeast of the WT 5574 Tract, and over the years, has spread out from there and is now moving to the Southwest in the direction of the WT 5574 Tract.

Looking at production reports included below, one can see that the reports have only been tracked by the Pennsylvania Department of Environmental Protection since 2007. One would also see that the reporting, even though required by Pennsylvania Law, is sporadic at best, and not enforced in any way. These wells, and the wells the Company will be drilling, are all "Shallow Wells". The Company's mineral rights are from the surface to 3,000 feet below the surface. These "Shallow Wells", the Company believes, will produce 60% to 70% of their overall production in the first 4-6 years. These types of wells are also known as "Stripper Wells", will have their top production the first year and then they will steadily decline approximately 30% to 35% per year until the well gets to a point where it will "level off" to a lower production and can continue to produce for a well life of between 10-15 years as shown in the reports below. In the past, the actual recoverable oil and gas was between 7% to 10%, however with the new drilling and production techniques such as "Fracking" and "Well Additives", among other techniques, oil and gas recovery has gone up to 18% to 23%, which is increasing the profitability of these shallower wells. Look at the production reports below, and extrapolating the current production back to the original production numbers and looking at the Geological Report, it is easily calculated that these wells have substantial reserves and the Company believes it will initially match the production number of 8-35 bbls per day.

With current oil prices on September 22, 2014 of over $90 per bbl, and gas prices on September 22nd, 2014 in the $3 per mcf range (see chart in Exhibits section of this Offering and below), the Company is very confident that this Company will be profitable once investment capital has been raised, the proposed business operations as detailed in this Offering are commenced, and when the wells on the Company's lease have been drilled and placed into production.

3.


WTI Crude Oil
$91.52
95.0
92.5
90.0
Aug 23
Sep 22
1m
1q
1y
5y

Commodities		
Crude Oil	91.52	-0.97%
Natural Gas	3.85	+0.34%
Gasoline	2.58	-1.03%
Heating Oil	2.69	-1.10%
Gold	1216.80	+0.12%
Silver	17.70	-0.46%
Copper	3.04	-1.66%

2014.09.22 end-of-day

WTI Crude Oil Prices: www.oil-prices.net, September 23, 2014
Commodities: www.oil-prices.net, September 23, 2014

All production information, as well as date of all charts, graphs and Spreadsheets in the Exhibits section of this Offering, were all obtained by the Pennsylvania Department of Environmental Protection at:

http://www.portal.state.pa.us/portal/server.pt/community/dep_home/5968

1 **Commercial Viability: as defined by Cambridge Dictionary Online,** **http://dictionary.cambridge.org/dictionary/business-english/commercial-viability**

C. The Operation

At this point we believe most of the heavy lifting has been done in preparation to start drilling on our gas and well sites. We have located and acquired through an assignment 100 oil and gas well drilling sites known as the Young WT 5574 Lease. Located in the Morrison Oil and Gas field, this is a very well known oil producing area with commercially viable wells surrounding our drilling area. Remington Energy Group acquired the assignment for the 100 well sites in October 2013 for $490,000 plus royalties. Remington Energy Group has 3 years to drill 100 wells (see assignment attached), and must complete at least 50 wells during that period to receive a 2 year extension if necessary.

We have verified that all permits are available and can be processed within 60 days. Our contracts have been signed with our Driller and Operator, D & S Energy Corp (D & S). D & S will receive a 30% royalty fee on the oil and gas produced and they take 100% of the responsibility and liability for all of the well sites and the drilling and operations of each well. D & S Energy will be responsible for any underling royalties owed to any and all oil and gas rights owners, out of their 30% royalty payment.

Once we have received funding through our Offering we can than proceed to the actual process of the well development, which is outlined in the following chart:

D. Well Development Process

Step 1 – Mineral Leasing

Companies negotiate a private contract or lease that allows mineral development and compensates the mineral (land) owner. Lease terms vary and they contain pertinent stipulations or measures to protect the various resources.

Step 2 – Permits

The operator must obtain permits authorizing the drilling of any new wells. Surveys, drilling plans and other pertinent information are required for the permit application. The permits may require site specific measures to protect the environment while other permits for water removal or injection may also be required.

Step 3 – Road and Pad Construction

After permits are issued, roads are constructed to access the well sites. Well pads are constructed to safely locate the drilling rig and equipment during the drilling process. Pits may be excavated to contain the drilling fluids.

Step 4 – Drilling and Well Completion

A drilling Rig drills the wells and multiple layers of casing are put into the hole and cemented in place to protect fresh water formations.

Step 5 - Hydraulic Fracturing

A specifically designed fracturing fluid is pumped under high pressure into the shale formation. The fluid consists primarily of water along with a binding agent such as sand and about 2% or less of chemical additives. This process creates fractures in rock deep underground that are "propped" open by the sand, which allows the natural gas to flow into the well.

Step 6 – Production

Once the well is placed on production, parts of the wellpad that are no longer needed for future operations are reclaimed. The gas and oil is brought up, treated to a useable condition and sent to market.

Step 7 – Workovers

Gas and oil production will usually decline over the years. Operators may perform a workover which is an operation to clean, repair and maintain the wells for the purpose of increasing or restoring production. Multiple workovers may be performed over the life of a well.

Step 8 - Plugging and Abandonment/Reclamation

When a well reaches it economic limit, it is plugged and abandoned according to State standards. The disturbed areas, including the wellpads and access roads are reclaimed back to the native vegetation and condition requested by the mineral owner. This process is normally completed in a few weeks, though it can be many years before this is considered.

E. Project Geology Overview

The Young Well Track 5574 Lease, herein referred to as the Young WT 5574 Lease in McKean County, Pennsylvania contains over 1100 acres and consists mostly of rolling hills and moderate sized mountains. Virtually all areas are accessible by modern roads or farm roads. Much of the areas surface is owned by the Federal Government and/or private land owners which allow timbering and oil and gas extractions, with the mineral rights being leased to the Lessee. Infrastructure such as roads, electrical, gas sale lines and drill site availability is already established on or adjacent to the leases. Based upon Pennsylvania State published well reports for this immediate area that several other oil and gas companies are currently drilling and operating on off-setting leases to the Young WT 5574 Lease. These other producers include Shell, Catalyst Energy, SWEPI Energy and Stonehaven Energy. These companies have been working on these off-setting leases and other nearby leases for several years.

The Young WT 5574 Lease holdings can be found on a map at the latitude of approximately 41 deg., 48 min. and a longitude of 78 deg., 52 min. The general area is known as the Kinzua region, named for Kinzua Creek which flows through the area and the Kinzua Dam, which is an impoundment of the Alleghany River, located in the west of the lease. It should be noted that all of the well sites in our lease bank are located within the heart of the Northwest Pennsylvania oil producing region and that all leases have been proven by previous drilling operations on or off-setting our leases. The lease mentioned is surrounded by existing oil and gas fields, most with current production operations. This establishes these areas as developmental drilling properties as opposed to exploratory or wildcatting. These properties have been extensively studied and researched using known drilling reports provided by the State of Pennsylvania Geologic Survey Office and information provided by knowledgeable individuals on this area.

The oil and gas is obtained from the numerous layers of sedimentary sandstone rocks, of Upper Devonian Age, located in the Appalachian Basin. At that time these regions were the eastern shoreline of a shallow sea that extended westward to nearly mid-continent. East of this shoreline were the mountains that we now know as the Alleghany-Appalachian chain. The shoreline became a depositional zone of run-off from these mountains and ebb the flow of the depth changes of the sea though the millenniums. The more shallow water levels contained sand and sediment that through time, heat and pressure became sandstone. The deeper depositions of silt became the shale that is present today. With the changing of the sea levels, sandstone became covered with shale which then again became covered with sandstone. This process occurred numerous times thus creating a layer-cake affect under the earth's surface in these areas. The shale acts as a cap rock or trap which keeps the oil and gas trapped within the pore spaces of the reservoir sandstone layers.

The Stratigraphic Column of oil and gas bearing sandstone formations in the Young WT 5574 Lease include: The Bradford, Clarendon, BallTown, Tiona, Cooper and Klondike. These are just a few of the hydrocarbon bearing formations that have been reported by previous drilling on or around the Young WT 5574 Lease, and that we expect to encounter.

F. Young WT5574 Lease

The Young WT 5574 Lease is situated approximately ten miles southwest of the town of Bradford, PA. Up until the 1930's the Bradford area was the world's largest oil producing region. This extensive production of oil gave birth to companies such as Quaker State Oil, Pennzoil, Kendall Oil, Wolf's Head Oil and American Refining. The major industry in this area centers on oil and gas exploration, refining and transportation of fuels and lubricants. The Young WT 5574 Lease are located within the known parameters of the well-established Morrison Oil and Gas Field. Except for the Kinzua Reservoir located on the western boundary, these leases are surrounded by active oil and gas drilling and production operations.

As was previously mentioned, the structure of this immediate area is comprised of many oil and gas bearing formations. Any wells drilled in the Young WT 5574 Lease can expect to encounter many if not all zones. The group of oil and gas bearing sandstone formations that are of interest are known as the Bradford Group Horizon. These sandstone zones are interspersed with shale formations as previously explained in this report. Depths of drilling will vary with the surface elevation where drilling commences. All zones present should be reached within a total depth of 1700-2500 feet from the surface. The zones in descending order are as follows:

Bradford 1st Sand

Clarendon

BallTown

Tiona

Cooper

Klondike

There is also the possibility of other oil and gas bearing formations being found on this lease.

These would be the following:

Sugar Run

Chipmunk

Bradford 2nd

Bradford 3rd

Lewis Run (4th Sand)

These are the hydrocarbon bearing formations that have been reported by previous drilling operations on or near the Young WT 5574 Lease as well as well logs from our geological reports. They will vary as to depth depending upon the elevation at which they are drilled. Any and all of the aforementioned sandstone formations can be be hydrofractured collectively when the criteria of adequate porosities, quality and quantities of formation are present, and the hydrocarbon content is present. Those determinations will be made by electronically logging each well after it is drilled. The results of each log will be evaluated as to the viability of completion of that particular well

Often times the names of these zones get intermingled from area to area. Only the Lewis Run formation is deeper than the Bradford 3rd formation. The other zones, if present, would be discovered during the drilling and logging phase of the well. It is suggested that some wells, strategically placed, are drilled deep enough to check for the presence of the Lewis Run. All of the formations mentioned are known and established oil and gas producers. All zones present on the lease can and will be completed simultaneously when possible. The electric-nuclear logging of the drilled wells will not only show the formations presence but also porosities, oil and gas saturations and formations depth and structure. All of these items are necessary in successfully hydro fracturing these wells.

Until recent years, many of the wells in this region were only drilled to specific depth and a specified targeted formation. These specific formations were then "shot" with explosives to provide a cavity and allow the oil and gas to flow to the well bore. One such well was drilled in 1957 and was "shot" with nitro in both the 1st and the 3rd Bradford formations. Production records of this well are not known but it does show the presence of the Bradford formation on this lease. Past research on this site has shown another well located in this area was hydro fractured in the Bradford 3rd and produced 10 Bbls of oil per day and 150 MCF of gas per day with a bottom hole pressure of 425 psi. This "test well" has verified that the area we are drilling does have and can produce commercially viable amounts of oil and confirms the geological readings. This also helped us determine that the gas lines in the area where inadequate to remove the natural gas being produced from this region. This problem has been solved recently as Shell has upgraded the lines from 1 ½" to 3". When wells have this much pressure, often the gas "over-runs" the oil in the formation initially but the oil production increases as the gas pressure declines over time.

Preliminary work on this lease has already been accomplished and so far 3 wells have been drilled and logged on this lease. Based upon the logging information, the wells are expected to produce both oil and gas in marketable quantities. The following is a review of the log analysis of the 3 wells; the net feet is the amount of sand in each pay zone, the averages are listed for the porosity level and also the oil and gas saturations located in each pay zone and they are all expressed in a percentage.

Well Log #1

Formation Name	Net Feet	Average Porosity	Average Oil Saturation	Average Gas Saturation
Bradford 1st	8	8.7%	48%	8%
Clarendon	10	8.3%	40%	8.5%
Ball Town	14	8.3%	47%	5%
Cooper	23	8%	49%	4%

Well Log #2

Bradford 1st	23	7.5%	42%	3%
Clarendon	22	10%	34%	22%
Ball Town	11	10%	46%	10%
Cooper	32	8%	47%	3%
5th Formation	22	9%	53%	10%
6th Formation	6	8%	56%	2%

Well Log #3

Bradford 1st	8	8%	38%	11%
Clarendon	12	10%	40%	16%
Ball Town	6	8%	47%	0%
Cooper	25	8%	47%	2.7%
5th Formation	7	7%	47%	1%
6th Formation	4	8%	52%	8%

G. Conclusion

After lengthy review of the information available, including hands on experience, it is my opinion that all of the aforementioned leases held under the Young WT 5574 Lease have an excellent chance to be a viable financial investment enterprise. The wells that I have personally witnessed being drilled and completed on these leases exceed the vast majority of the wells I've been involved with in Northwestern, Pennsylvania.

Not only are the pay zones there but critical infrastructure such as power, roads and sales lines are readily available. These leases are in the near vicinity of brine treatment plants, which cuts down on operation costs, and are also close to 2 major refineries for oil sales. All leases are also close to gas sale lines for delivery of natural gas to market. As the old timers would say, "this area is a gold mine".

I recommend that at least the initial well be drilled deep enough to test for the presence of the Lewis Run formation. If found and shown to be a viable pay zone, future wells on that lease can be drilled and completed to that depth. Future wells should also be drilled to test the Klondike formation if present.

All wells should be electrically logged immediately after drilling with an analysis that shows zone porosity, oil and gas saturations. Any structure showing a dominance of brine should be avoided.

Even though the oil and gas industry is considered a high risk venture, much of the risk has been eliminated by previous drilling, completion and production on or off-setting these leases.

Respectfully submitted,

Chief Staff Geologist
Gary L. Neely

H. Geologist Credentials

Gary Neely is the Chief Geologist. He is a graduate geologist from Slippery Rock University and Gannon College. He has worked in the oil and gas industry since 1977. He worked as a geologist and field supervisor on oil and gas field projects in PA, Ohio, W. Virginia, Kansas, Illinois, NY, Kentucky and Oklahoma. He has been involved with drilling, logging, completion, production, and land management of approximately 2500 wells in the aforementioned states; the majority of which have been in the Appalachian Basin of Western Pa. He was previously the president of Eagles Enterprises Inc.

I. **Map #1: Plat Map of Young 5574 Well Track**


WARRANT 5574
1130 ACRES

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J. **Map #2 : Cutout of NW Pennsylvania Showing McKean County**



NW PENNSYLVANIA
ERIE
WARREN
McKEAN
CRAWFORD
FOREST
ELK
VENANGO
MERCER
JEFFERSON
CLARION
LAWRENCE
BUTLER

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K. **Map #2: Map of Pennsylvania Showing McKean County**


PENNSYLVANIA
ERIE
WARREN
McKEAN
POTTER
TIOGA
BRADFORD
SUSQUEHANNA
WAYNE
CRAWFORD
FOREST
VENANGO
ELK
CAMERON
WYOMING
SULLIVAN
LACKAWANNA
PIKE
MERCER
LYCOMING
CLINTON
CLARION
JEFFERSON
LUZERNE
LAWRENCE
COLUMBIA
CLEARFIELD
MONROE
BUTLER
MONTOUR
UNION
ARMSTRONG
CENTRE
CARBON
BEAVER
NORTHUMBERLAND
SNYDER
NORTHAMPTON
INDIANA
MIFFLIN
SCHUYLKILL
LEHIGH
JUNIATA
ALLEGHENY
CAMBRIA
BLAIR
BERKS
PERRY
DAUPHIN
BUCKS
WESTMORELAND
HUNTINGDON
LEBANON
MONTGOMERY
WASHINGTON
CUMBERLAND
LANCASTER
SOMERSET
BEDFORD
CHESTER
FAYETTE
FULTON
PHILADELPHIA
GREENE
FRANKLIN
YORK
DELAWARE
ADAMS

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L. BILLMAN GEOGOGIC REPORT

BILLMAN REPORT

BILLMAN GEOLOGIC CONSULTANTS, INC.

TO: MR. JOSH WHITHAM, CHIEF INVESTMENT OFFICER, D&S ENERGY CORPORATION AND MR. GARY NEELY, CEO & PRESIDENT, D&S ENERGY CORPORATION

FROM: DAN A. BILLMAN, P.G., C.P.G.; PRESIDENT, BILLMAN GEOLOGIC CONSULTANTS, INC.

SUBJECT: SUMMARY OF LOG ANALYSIS FROM WARRANT 5574, MCKEAN COUNTY, PENNSYLVANIA

DATE: 8/29/2013

CC:

Billman Geologic Consultants, Inc. (referred to as "BGC") was requested to complete log analysis of five wells, recently drilled by D&S Energy Corporation (D&S Energy), on Warrant 5574. The wells will are #1, #2, #3, #4 and #10 were chosen at random to provide a summary of the log calculated oil and natural gas resource associated with the wells in the area.

BGC has been requested to review the possible productive sandstones in the wells provided and discuss the possible oil and natural gas reserves associated with wells drilled on the property. Billman Geologic has not conducted a site visit or verified ownership of the Warrant 5574 property as part of this review.

Electric logs for the wells reviewed, were provided by D&S Energy to BGC. Reserves were calculated from the Warren, Bradford 1st, Clarendon, Balltown and Tiona Sandstones. BGC used the readings, from the electric logs, for all possible reservoirs encountered in each well. Both oil in place, recoverable oil, gas in place and recoverable natural gas were calculated for each reservoir encountered, in each well. Assumptions included recovery factors of 10.0% for oil and 85% for natural gas. Drainage areas of five acres were assumed for both products. A summary of those calculations is tabulated below:

Well #	Recoverable Natural Gas	Recoverable Oil
#1	5.4 MMCF	4,648 Bbls
#2	5.7 MMCF	5,306 Bbls
#3	6.4 MMCF	4,393 Bbls
#4	11.6 MMCF	4,200 Bbls
#10	1.5 MMCF	5,134 Bbls
Average:	6.1 MMCF	4,736 Bbls

Included with this document is a table included as Appendix I. As per D&S Energy's request, oil recovery is listed for each well assuming 10%, 12.5% and 15% recovery factors. At this point, BGC is assuming a conservative 10% recovery factor, based on past experience and having no over-riding information to the contrary. Given the initial production success from the wells, a higher recovery factor may be employed at a later date, based on cumulative production histories.

It is assumed that all reservoirs encountered in each well, and had reserves calculated for, were fracture treated and all zones and wells are "allowed" to flow freely, for the life of the well. The recoverable oil and natural gas calculation is a "life of the well" calculation and does not include an assumption of well life or economic limits to production.

Respectfully submitted by:

Dan A. Billman, P.G., C.P.G
President, Billman Geologic Consultants, Inc.

DISCLAIMER

This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to statements relating to geological and seismic data interpretations, prospect reserve estimates and prospect risk. Although BGC believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties, and no assurance can be given that actual results will be consistent with these forward-looking statements. Investment in oil and gas exploration is high risk by its very nature. Important factors that could cause actual results to differ from these forward-looking statements include, but are not limited to: erroneous interpretations of the seismic and geological data; the inability to acquire leases on identified prospects; mechanical problems while drilling and producing wells which prevent completion of a well or result in plugging of a well; dry holes; less reserves than originally estimated due to poor sand development or drainage by offsetting wells; non-commercial wells; and the variations in future gas pricing. BGC cannot and has not beyond normal due diligence care standards, confirmed the accuracy and completeness of all the information we have reviewed in the course of this consulting engagement. Data for this review has been provided by D&S Energy Corp. or is publicly available and BGC, Inc. cannot be held responsible for errors in this provided data. Further, we express no opinion regarding any legal or securities issues. BGC shall assume no liability whatsoever for the use or reliance there upon by D&S Energy Corp. their clients and/or their investors, of information, opinions and interpretations provided by BGC. BGC reserves the right to adjust these findings and interpretations with the discovery of relevent data or future production data.

Appendix I:

Oil Recovery based on recovery factors of 10%, 12.5% and 15%

Well #	10% Recovery	12.5% Recovery	15% Recovery
#1	5,306 Bbls	6,632 Bbls	7,958 Bbls
#2	4,393 Bbls	5,492 Bbls	6,590 Bbls
#3	4,648 Bbls	5,810 Bbls	6,972 Bbls
#4	4,200 Bbls	5,250 Bbls	6,300 Bbls
#10	5,314 Bbls	6,417 Bbls	7,700 Bbls
Average:	4,736 Bbls	5,920 Bbls	7,104 Bbls

D&S Energy WT 5574 #4 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #4
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 07/26/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil In Place (bbl)	Recoverable Oil (bbl)
Warren	2.0	838	2.47	0.9846	100	7.5%	293	22.5%	54.4%	23.1%	8.7%	228,247	194,010	3,873	580.90
	4.0	840	2.66	0.0526	100	5.0%	294	25.7%	41.1%	33.2%	6.7%	362,755	308,342	4,067	610.03
Bradford 1st	2.0	919	2.44	2.2936	100	6.0%	322	44.4%	34.9%	20.7%	10.8%	549,483	467,061	2,769	415.37
	4.0	932	2.33	29.5176	100	3.0%	328	79.8%	5.1%	15.1%	14.8%	2,757,584	2,343,947	1,124	168.61
	6.0	939	2.33	29.5176	100	2.6%	329	83.2%	1.8%	15.1%	14.8%	3,619,438	3,076,523	485	72.82
	2.0	947	2.46	1.3011	100	6.0%	331	50.2%	27.5%	22.2%	10.1%	597,206	507,625	2,033	305.01
Clarendon	1.0	1113	2.53	0.1208	100	8.0%	390	0.0%	70.1%	29.9%	7.5%	0	0	1,924	288.64
	4.0	1120	2.4	6.3978	100	6.0%	392	51.1%	30.7%	18.2%	12.3%	1,752,189	1,489,360	5,538	830.74
	1.0	1131	2.49	0.5115	100	8.5%	396	5.0%	70.0%	25.0%	8.9%	31,297	26,602	2,304	345.63
	2.0	1146	2.42	3.8941	100	6.0%	401	56.6%	24.0%	19.4%	11.5%	933,109	793,143	2,033	305.01
	3.0	1152	2.42	3.8941	100	5.5%	403	52.3%	28.3%	19.4%	11.5%	1,300,332	1,105,282	3,602	540.29
Balltown	2.0	1249	2.60	0.0336	100	8.0%	437	0.0%	64.8%	35.2%	6.4%	0	0	3,034	455.12
	3.0	1263	2.39	8.1101	100	6.5%	442	56.5%	25.8%	17.7%	12.6%	1,687,510	1,434,383	3,602	540.29
	1.0	1270	2.64	0.0808	100	8.6%	445	0.0%	68.5%	31.5%	7.1%	0	0	1,789	268.28
	2.0	1276	2.43	3.0016	100	8.5%	447	23.8%	56.1%	20.0%	11.2%	423,393	359,884	4,608	691.26
	1.0	1286	2.57	0.0207	100	7.0%	450	0.0%	62.7%	37.3%	6.0%	0	0	1,381	207.20
Tiona	3.0	1327	2.53	0.1208	100	8.0%	464	0.0%	70.1%	29.9%	7.5%	0	0	5,773	865.92

Totals (MCF for gas & bbl for oil): 13,652 11,604 42,001 6,300

Assumptions:
Recoverability Natural Gas: 85.0%
Recoverability Oil: 15.0%
Drainage Area Natural Gas: 5
Drainage Area Oil: 5

Page 1 of 1

D&S Energy WT 5574 #1 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date	08/22/13	Well Name & Number:	Warrant 5574 #1
Analyst	DAB	Operator:	D&S Energy
		Logging Company.	Penn Gold
		Log Date:	08/05/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas in Place (CFG)	Recoverable Gas in Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	2.0	781	2.53	0.1208	100	8.0%	273	33.0%	37.0%	29.9%	7.5%	240,612	204,520	2,033	203.34
	2.0	781	2.54	0.0806	100	7.0%	277	1.4%	67.1%	31.5%	7.1%	9,698	8,243	3,505	350.48
Bradford 1st	3.0	868	2.37	12.7727	100	7.0%	300	47.6%	35.6%	16.7%	13.4%	1,023,924	870,335	5,267	526.72
	4.0	870	2.39	8.1101	100	3.0%	305	76.3%	6.0%	17.7%	12.8%	2,093,083	1,779,121	1,124	112.40
	4.0	874	2.49	0.5115	100	5.0%	306	44.1%	30.9%	25.0%	8.9%	860,707	731,601	4,067	406.68
	3.0	878	2.47	0.9846	100	4.0%	307	58.7%	18.2%	23.1%	9.7%	934,311	794,164	1,947	194.68
Clarendon	2.0	1068	2.53	0.1208	100	7.8%	370	0.0%	70.1%	29.9%	7.5%	0	0	3,849	384.85
	2.0	1070	2.52	0.1777	100	8.0%	375	0.0%	71.5%	28.5%	7.8%	0	0	4,120	412.00
	3.0	1083	2.43	3.0016	100	6.0%	379	55.2%	24.8%	20.0%	11.2%	1,249,020	1,061,667	3,060	306.01
Balltown	2.0	1173	2.56	0.0335	100	8.9%	411	0.0%	64.8%	35.2%	6.4%	0	0	3,034	303.41
	2.0	1198	2.51	0.2566	100	8.0%	419	2.5%	70.2%	27.3%	8.2%	30,696	26,092	4,241	424.05
	2.0	1214	2.5	0.3651	100	9.0%	425	0.0%	73.9%	26.1%	8.6%	0	0	4,663	466.30
	2.0	1224	2.46	1.3011	100	10.5%	428	0.0%	77.8%	22.2%	10.1%	0	0	5,749	574.89
	2.0	1228	2.44	2.2936	100	9.6%	429	11.9%	67.3%	20.7%	10.6%	197,217	167,635	5,344	534.41
	2.0	1230	2.56	0.0335	100	10.5%	431	0.0%	64.8%	35.2%	6.4%	0	0	3,034	303.41
Tiona	2.0	1266	2.54	0.0806	100	9.8%	443	0.0%	68.5%	31.5%	7.1%	0	0	3,577	357.71

Totals (MCF for gas & bbl for oil): 6,388 | 5,431 | 53,055 | 5,306

Assumptions:
- Recoverability Natural Gas: 85.0%
- Recoverability Oil: 10.0%
- Drainage Area Natural Gas: 5
- Drainage Area Oil: 5

Page 1 of 1

D&S Energy WT 5674 #2 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date:	08/22/13	Well Name & Number:	Warrant 5574 #2
Analyst:	DAB	Operator:	D&S Energy
		Logging Company:	Penn Gold
		Log Date:	07/30/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	PP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	792	2.52	0.1777	100	5.5%	277	29.8%	41.7%	28.5%	7.8%	346,569	294,583	3,602	360.19
	3.0	796	2.48	0.5115	100	3.6%	279	60.9%	14.1%	25.0%	8.9%	811,565	689,831	1,395	139.48
Bradford 1st	2.0	876	2.46	1.7362	100	7.5%	307	28.0%	50.5%	21.5%	10.4%	319,327	271,428	3,873	387.27
	4.0	881	2.43	3.0016	100	3.0%	312	73.1%	6.8%	20.0%	11.2%	1,815,160	1,542,886	1,124	112.40
	2.0	887	2.51	0.2566	100	4.6%	314	45.2%	27.6%	27.3%	8.2%	415,019	352,766	1,666	166.56
Lower Brad 1st	2.0	974	2.6	0.3651	100	7.6%	341	12.8%	61.4%	26.1%	8.6%	130,649	111,052	3,873	387.27
	2.0	986	2.54	0.0806	100	7.5%	345	0.0%	66.5%	31.5%	7.1%	0	0	3,577	357.71
	1.0	991	2.63	0.1208	100	8.0%	347	0.0%	70.1%	29.9%	7.5%	0	0	1,924	192.43
Clarendon	2.0	1068	2.61	0.2566	100	6.0%	373	26.9%	45.9%	27.3%	8.2%	293,541	249,510	2,769	276.91
	1.0	1081	2.64	0.0806	100	8.6%	378	0.0%	68.5%	31.5%	7.1%	0	0	1,789	178.85
	3.0	1099	2.6	0.3651	100	6.6%	385	41.7%	32.2%	26.1%	8.6%	735,753	625,390	3,060	306.01
Balltown	2.0	1198	2.47	0.8846	100	7.4%	419	27.7%	49.2%	23.1%	9.7%	401,099	340,935	3,505	350.48
	3.0	1213	2.42	3.8941	100	6.5%	425	62.3%	28.3%	19.4%	11.5%	1,369,186	1,163,808	3,602	360.19
	2.0	1216	2.63	0.1208	100	7.0%	426	6.3%	63.8%	29.9%	7.5%	70,939	60,298	3,505	350.48
	1.0	1227	2.65	0.0526	100	7.5%	429	0.0%	66.8%	33.2%	6.7%	0	0	1,653	165.28
	1.0	1267	2.65	0.0526	100	8.0%	440	0.0%	66.8%	33.2%	6.7%	0	0	1,653	165.28
	3.0	1269	2.6	0.3651	100	6.5%	444	35.9%	38.1%	26.1%	8.6%	730,717	621,110	3,602	360.19
Tiona	2.0	1280	2.6	0.3651	100	6.0%	448	30.0%	43.9%	26.1%	8.6%	411,449	349,732	2,769	276.91

Totals (MCF for gas & bbl for oil): 6,693 | 5,689 | 43,932 | 4,393

Assumptions:

Assumptions:	Recoverability Natural Gas:	85.0%
	Recoverability Oil	10.0%
	Drainage Area Natural Gas:	5
	Drainage Area Oil:	5

Page 1 of 1

D&S Energy WT 5574 #3 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #3
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 08/05/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas in Place (CFG)	Recoverable Gas in Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	822	2.47	0.9646	100	7.5%	288	22.5%	54.4%	23.1%	9.7%	335,834	285,459	5,809	580.90
	3.0	828	2.63	0.1208	100	6.0%	289	33.0%	37.0%	29.9%	7.5%	381,262	324,084	3,050	305.01
Bradford 1st	1.5	902	2.53	0.1208	100	6.0%	316	0.0%	70.1%	29.9%	7.5%	0	0	2,886	288.64
	4.0	916	2.43	3.0016	100	3.5%	321	88.6%	11.3%	20.0%	11.2%	1,751,708	1,488,952	1,860	185.97
	4.0	920	2.46	1.7362	100	4.9%	322	56.8%	21.7%	21.5%	10.4%	1,360,025	1,156,021	3,331	333.11
	1.0	931	2.53	0.1208	100	7.0%	326	6.3%	63.8%	29.9%	7.5%	27,156	23,083	1,752	175.24
	3.0	933	2.46	1.7362	100	6.5%	327	47.2%	31.3%	21.5%	10.4%	859,674	730,723	3,602	360.19
Clarendon	2.0	1097	2.48	0.7068	100	7.0%	384	24.8%	51.2%	24.0%	9.3%	316,738	269,226	3,505	350.48
	3.0	1113	2.5	0.3651	100	7.0%	390	18.4%	55.5%	26.1%	8.6%	328,178	278,952	5,257	525.72
	1.0	1134	2.64	0.0606	100	8.0%	397	0.0%	68.5%	31.5%	7.1%	0	0	1,769	176.85
	3.0	1138	2.38	8.1101	100	4.5%	398	64.4%	17.9%	17.7%	12.6%	1,733,652	1,473,604	2,498	249.84
	1.0	1145	2.62	0.1777	100	7.5%	401	4.3%	67.2%	28.5%	7.8%	24,034	20,429	1,936	193.63
Balltown	2.0	1237	2.62	0.1777	100	7.8%	433	10.7%	60.8%	28.5%	7.8%	129,163	109,789	3,505	350.48
	3.0	1241	2.47	0.9646	100	7.0%	434	27.7%	49.2%	23.1%	9.7%	623,244	529,758	5,257	525.72
	2.0	1247	2.48	0.7068	100	7.0%	436	24.8%	51.2%	24.0%	9.3%	360,045	306,039	3,505	350.48
Tiona	2.0	1288	2.56	0.0335	100	9.0%	451	0.0%	64.8%	35.2%	6.4%	0	0	3,034	303.41
	2.0	1311	2.67	0.0207	100	7.8%	460	0.0%	62.7%	37.3%	6.0%	0	0	2,763	276.26

Totals (MCF for gas & bbl for oil): 7,514 6,387 46,481 4,648

Assumptions:
Recoverability Natural Gas: 85.0%
Recoverability Oil: 10.0%
Drainage Area Natural Gas: 5
Drainage Area Oil: 5

Page 1 of 1

D&S Energy WT 5574 #4 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #4
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 07/26/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	2.0	838	2.47	0.9646	100	7.6%	293	22.5%	54.4%	23.1%	9.7%	228,247	194,010	3,873	387.27
	4.0	840	2.66	0.0526	100	6.0%	294	25.7%	41.1%	33.2%	6.7%	362,755	308,342	4,067	406.68
Bradford 1st	2.0	919	2.44	2.2935	100	6.0%	322	44.4%	34.9%	20.7%	10.8%	549,483	467,061	2,769	276.91
	4.0	932	2.33	29.5175	100	3.0%	326	79.8%	5.1%	15.1%	14.8%	2,757,584	2,343,947	1,124	112.40
	5.0	939	2.33	29.5175	100	2.0%	329	83.2%	1.8%	15.1%	14.8%	3,619,438	3,076,523	485	48.54
	2.0	947	2.46	1.3011	100	5.0%	331	50.2%	27.6%	22.2%	10.1%	597,206	507,626	2,033	203.34
Clarendon	1.0	1113	2.53	0.1208	100	8.0%	390	0.0%	70.1%	29.9%	7.5%	0	0	1,924	192.43
	4.0	1126	2.4	6.3978	100	6.0%	392	51.1%	30.7%	18.2%	12.3%	1,752,189	1,489,360	5,538	553.82
	1.0	1131	2.49	0.5115	100	8.8%	396	5.0%	70.0%	25.0%	8.9%	31,297	26,602	2,304	230.42
	2.0	1145	2.42	3.8941	100	8.0%	401	56.6%	24.0%	19.4%	11.5%	933,109	793,143	2,033	203.34
	3.0	1152	2.42	3.8941	100	6.6%	403	52.3%	28.3%	19.4%	11.5%	1,300,332	1,105,282	3,602	360.19
Balltown	2.0	1249	2.56	0.0335	100	8.8%	437	0.0%	64.8%	35.2%	6.4%	0	0	3,034	303.41
	3.0	1263	2.39	8.1101	100	5.5%	442	56.5%	25.8%	17.7%	12.6%	1,687,510	1,434,383	3,602	360.19
	1.0	1270	2.64	0.0606	100	8.5%	445	0.0%	68.5%	31.5%	7.1%	0	0	1,789	178.85
	2.0	1276	2.43	3.0016	100	8.5%	447	23.8%	56.1%	20.0%	11.2%	423,393	359,884	4,606	460.64
	1.0	1288	2.67	0.0207	100	7.0%	450	0.0%	62.7%	37.3%	6.0%	0	0	1,381	138.13
Tiona	3.0	1327	2.53	0.1208	100	8.8%	464	0.0%	70.1%	29.9%	7.5%	0	0	5,773	577.28

Totals (MCF for gas & bbl for oil): 13,652 11,604 42,001 4,200

Assumptions:
Recoverability Natural Gas: 85.0%
Recoverability Oil: 10.0%
Drainage Area Natural Gas: 5
Drainage Area Oil: 5

Page 1 of 1

D&S Energy WT 5574 #10 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #10
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 08/27/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil In Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	805	2.48	0.7069	100	7.5%	282	19.5%	56.5%	24.0%	9.3%	273,249	232,262	5,809	580.90
	3.0	808	2.49	0.5115	100	7.5%	283	16.1%	58.9%	25.0%	8.9%	218,421	185,658	5,809	580.90
Bradford 1st	2.0	887	2.64	0.0806	100	8.0%	310	0.0%	68.5%	31.5%	7.1%	0	0	3,577	357.71
	3.0	901	2.5	0.3651	100	6.5%	315	24.2%	49.7%	26.1%	8.6%	350,050	297,543	4,705	470.55
	3.0	907	2.5	0.3651	100	8.0%	317	6.7%	67.2%	26.1%	8.6%	97,549	82,917	6,361	636.08
Clarendon	1.0	1087	2.53	0.1206	100	10.0%	380	0.0%	70.1%	29.9%	7.5%	0	0	1,924	192.43
	3.0	1112	2.43	3.0016	100	7.5%	389	32.8%	47.2%	20.0%	11.2%	761,750	647,487	5,809	580.90
	1.0	1119	2.52	0.1777	100	10.5%	392	0.0%	71.5%	28.5%	7.8%	0	0	2,060	206.00
Balltown	1.0	1218	2.52	0.1777	100	9.0%	425	0.0%	71.5%	28.5%	7.8%	0	0	2,060	206.00
	2.0	1237	2.49	0.5115	100	9.0%	433	0.0%	75.0%	25.0%	8.9%	0	0	4,934	493.44
	2.0	1249	2.52	0.1777	100	10.5%	437	0.0%	71.5%	28.5%	7.8%	0	0	4,120	412.00
	1.0	1258	2.5	0.3651	100	10.5%	440	0.0%	73.9%	26.1%	8.6%	0	0	2,331	233.15
	3.0	1266	2.48	0.7069	100	9.0%	443	3.4%	72.6%	24.0%	9.3%	73,975	62,878	7,464	746.43
	2.0	1279	2.49	0.5115	100	8.5%	448	5.0%	70.0%	25.0%	8.9%	70,784	60,166	4,606	460.64
Tiona	1.0	1299	2.57	0.0207	100	10.5%	455	0.0%	62.7%	37.3%	6.0%	0	0	1,381	138.13

Totals (MCF for gas & bbl for oil): 1,354 | 1,151 | 51,337 | 5,134

Assumptions:
- Recoverability Natural Gas: 85.0%
- Recoverability Oil: 10.0%
- Drainage Area Natural Gas: 5
- Drainage Area Oil: 5

D&S Energy WT 5574 #1 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #1
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 08/05/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	PP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil In Place (bbl)	Recoverable Oil (bbl)
Warren	2.0	781	2.53	0.1208	100	6.0%	273	33.0%	37.0%	29.9%	7.5%	240,612	204,520	2,033	254.18
	2.0	791	2.64	0.0806	100	7.0%	277	1.4%	67.1%	31.5%	7.1%	9,698	8,243	3,505	438.10
Bradford 1st	3.0	868	2.37	12.7727	100	7.0%	300	47.8%	35.6%	16.7%	13.4%	1,023,924	870,335	5,257	657.15
	4.0	870	2.39	8.1101	100	3.0%	305	76.3%	6.0%	17.7%	12.8%	2,093,063	1,779,121	1,124	140.51
	4.0	874	2.40	0.5115	100	6.0%	306	44.1%	30.9%	25.0%	8.9%	860,707	731,601	4,067	508.36
	3.0	878	2.47	0.9846	100	4.0%	307	58.7%	18.2%	23.1%	9.7%	934,311	794,164	1,947	243.32
Clarendon	2.0	1068	2.63	0.1208	100	7.6%	370	0.0%	70.1%	29.9%	7.5%	0	0	3,849	481.07
	2.0	1070	2.62	0.1777	100	8.0%	375	0.0%	71.5%	28.5%	7.8%	0	0	4,120	515.00
	3.0	1083	2.43	3.0016	100	6.0%	379	56.2%	24.8%	20.0%	11.2%	1,249,020	1,061,667	3,050	381.27
Balltown	2.0	1173	2.66	0.0335	100	8.5%	411	0.0%	64.8%	35.2%	6.4%	0	0	3,034	379.28
	2.0	1198	2.61	0.2568	100	8.0%	419	2.5%	70.2%	27.3%	8.2%	30,698	26,092	4,241	530.07
	2.0	1214	2.6	0.3651	100	9.0%	425	0.0%	73.9%	26.1%	8.8%	0	0	4,663	582.87
	2.0	1224	2.46	1.3011	100	10.8%	428	0.0%	77.8%	22.2%	10.1%	0	0	5,749	718.61
	2.0	1226	2.44	2.2835	100	9.5%	429	11.9%	67.3%	20.7%	10.6%	197,217	167,635	5,344	668.01
	2.0	1230	2.66	0.0335	100	10.8%	431	0.0%	64.8%	35.2%	6.4%	0	0	3,034	379.28
Tiona	2.0	1286	2.64	0.0806	100	9.0%	443	0.0%	68.5%	31.5%	7.1%	0	0	3,577	447.13

Totals (MCF for gas & bbl for oil): 6,389 5,431 53,055 6,632

Assumptions:
Recoverability Natural Gas: 85.0%
Recoverability Oil: 12.5%
Drainage Area Natural Gas: 5
Drainage Area Oil: 5

Page 1 of 1

D&S Energy WT 5574 #2 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAS

Well Name & Number: Warrant 5574 #2
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 07/30/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil In Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	782	2.52	0.1777	100	6.5%	277	29.8%	41.7%	28.5%	7.8%	346,569	294,583	3,602	450.24
	3.0	796	2.49	0.5115	100	3.5%	279	60.9%	14.1%	25.0%	8.9%	811,565	689,831	1,395	174.35
Bradford 1st	2.0	876	2.45	1.7362	100	7.5%	307	28.0%	50.5%	21.5%	10.4%	319,327	271,428	3,873	484.08
	4.0	891	2.43	3.0016	100	3.8%	312	73.1%	6.8%	20.0%	11.2%	1,815,160	1,542,886	1,124	140.51
	2.0	897	2.51	0.2588	100	4.5%	314	45.2%	27.6%	27.3%	8.2%	415,019	352,766	1,666	208.20
Lower Brad 1st	2.0	974	2.5	0.3851	100	7.8%	341	12.5%	61.4%	26.1%	8.6%	130,849	111,052	3,873	484.08
	2.0	986	2.54	0.0806	100	7.5%	345	0.0%	68.5%	31.5%	7.1%	0	0	3,577	447.13
	1.0	991	2.53	0.1208	100	8.9%	347	0.0%	70.1%	29.9%	7.5%	0	0	1,924	240.53
Clarendon	2.0	1068	2.51	0.2588	100	6.0%	373	26.9%	45.9%	27.3%	8.2%	293,541	249,510	2,769	346.14
	1.0	1081	2.54	0.0806	100	8.9%	378	0.0%	68.5%	31.5%	7.1%	0	0	1,789	223.57
	3.0	1099	2.5	0.3851	100	5.0%	385	41.7%	32.2%	26.1%	8.6%	735,753	625,390	3,050	381.27
Balltown	2.0	1198	2.47	0.9646	100	7.9%	419	27.7%	49.2%	23.1%	9.7%	401,099	340,935	3,505	438.10
	3.0	1213	2.42	3.6941	100	6.5%	425	52.3%	28.3%	19.4%	11.6%	1,369,186	1,163,808	3,602	450.24
	2.0	1218	2.53	0.1208	100	7.0%	426	6.3%	63.8%	29.9%	7.5%	70,939	60,298	3,505	438.10
	1.0	1227	2.55	0.0526	100	7.8%	429	0.0%	66.8%	33.2%	6.7%	0	0	1,653	206.60
	1.0	1257	2.55	0.0526	100	8.0%	440	0.0%	66.8%	33.2%	6.7%	0	0	1,653	206.60
	3.0	1269	2.5	0.3851	100	8.5%	444	35.9%	38.1%	26.1%	8.6%	730,717	621,110	3,602	450.24
Tiona	2.0	1280	2.5	0.3851	100	6.0%	448	30.0%	43.9%	26.1%	8.6%	411,449	349,732	2,769	346.14

Totals (MCF for gas & bbl for oil): 6,693 5,689 43,932 5,492

Assumptions:
- Recoverability Natural Gas: 85.0%
- Recoverability Oil: 12.5%
- Drainage Area Natural Gas: 5
- Drainage Area Oil: 5

Page 1 of 1

D&S Energy WT 5574 #3 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #3
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 08/05/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas in Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	822	2.47	0.9646	100	7.8%	288	22.6%	54.4%	23.1%	9.7%	335,834	285,459	5,809	726.13
	3.0	825	2.53	0.1208	100	6.0%	289	33.0%	37.0%	29.9%	7.5%	381,252	324,064	3,050	381.27
Bradford 1st	1.8	902	2.53	0.1208	100	8.0%	316	0.0%	70.1%	29.9%	7.5%	0	0	2,886	360.80
	4.0	918	2.43	3.0016	100	3.5%	321	68.6%	11.3%	20.0%	11.2%	1,751,706	1,488,952	1,860	232.47
	4.0	920	2.46	1.7362	100	4.8%	322	56.6%	21.7%	21.6%	10.4%	1,360,025	1,156,021	3,331	416.39
	1.0	931	2.53	0.1208	100	7.6%	326	6.3%	63.8%	29.9%	7.5%	27,156	23,083	1,752	219.06
	3.0	933	2.46	1.7362	100	5.8%	327	47.2%	31.3%	21.5%	10.4%	859,674	730,723	3,602	450.24
Clarendon	2.0	1097	2.48	0.7089	100	7.0%	384	24.8%	51.2%	24.0%	9.3%	316,736	269,226	3,505	438.10
	3.0	1113	2.5	0.3651	100	7.0%	390	18.4%	55.6%	26.1%	8.6%	328,178	278,952	5,257	657.15
	1.0	1134	2.54	0.0805	100	8.8%	397	0.0%	68.5%	31.5%	7.1%	0	0	1,789	223.57
	3.0	1138	2.38	8.1101	100	4.5%	398	64.4%	17.9%	17.7%	12.6%	1,733,652	1,473,604	2,498	312.30
	1.0	1145	2.52	0.1777	100	7.5%	401	4.3%	67.2%	28.5%	7.8%	24,034	20,429	1,936	242.04
Balltown	2.0	1237	2.52	0.1777	100	7.8%	433	10.7%	60.8%	28.5%	7.8%	129,163	109,789	3,506	438.10
	3.0	1241	2.47	0.9646	100	7.9%	434	27.7%	49.2%	23.1%	9.7%	623,244	529,758	5,257	657.15
	2.0	1247	2.48	0.7089	100	7.9%	436	24.8%	51.2%	24.0%	9.3%	360,045	306,039	3,505	438.10
Tiona	2.0	1288	2.56	0.0335	100	9.0%	451	0.0%	64.8%	35.2%	6.4%	0	0	3,034	379.26
	2.8	1311	2.57	0.0207	100	7.8%	459	0.0%	62.7%	37.3%	6.0%	0	0	2,763	345.33

Totals (MCF for gas & bbl for oil): 7,514 | 6,387 | 46,481 | 5,810

Assumptions:
- Recoverability Natural Gas: 85.0%
- Recoverability Oil: 12.5%
- Drainage Area Natural Gas: 5
- Drainage Area Oil: 5

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAS

Well Name & Number: Warrant 5574 #4
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 07/26/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	2.0	838	2.47	0.9646	100	7.9%	293	22.5%	54.4%	23.1%	9.7%	228,247	194,010	3,873	484.08
	4.0	840	2.55	0.0526	100	6.0%	294	25.7%	41.1%	33.2%	6.7%	362,755	308,342	4,067	508.36
Bradford 1st	2.0	919	2.44	2.2936	100	6.0%	322	44.4%	34.9%	20.7%	10.8%	549,483	467,081	2,769	346.14
	4.0	932	2.33	29.5175	100	3.0%	326	79.8%	5.1%	15.1%	14.8%	2,757,584	2,343,947	1,124	140.51
	5.0	939	2.33	29.5175	100	2.5%	329	83.2%	1.6%	15.1%	14.8%	3,619,438	3,076,523	485	60.68
	2.0	947	2.46	1.3011	100	6.0%	331	50.2%	27.5%	22.2%	10.1%	597,206	507,625	2,033	254.18
Clarendon	1.0	1113	2.53	0.1206	100	8.0%	390	0.0%	70.1%	29.9%	7.5%	0	0	1,924	240.53
	4.0	1120	2.4	6.3078	100	4.0%	392	51.1%	30.7%	18.2%	12.3%	1,752,189	1,489,360	5,538	692.28
	1.0	1131	2.49	0.5115	100	8.0%	396	5.0%	70.0%	25.0%	8.9%	31,297	26,602	2,304	288.02
	2.0	1146	2.42	3.8941	100	6.0%	401	56.6%	24.0%	19.4%	11.5%	933,109	793,143	2,033	254.18
	3.0	1152	2.42	3.8941	100	5.5%	403	52.3%	28.3%	19.4%	11.5%	1,300,332	1,105,282	3,602	450.24
Balltown	2.0	1249	2.55	0.0336	100	8.0%	437	0.0%	64.8%	35.2%	6.4%	0	0	3,034	379.26
	3.0	1263	2.39	8.1101	100	6.5%	442	56.5%	25.8%	17.7%	12.6%	1,687,510	1,434,383	3,602	450.24
	1.0	1270	2.54	0.0606	100	8.5%	445	0.0%	68.5%	31.5%	7.1%	0	0	1,789	223.57
	2.0	1276	2.43	3.0016	100	8.5%	447	23.8%	56.1%	20.0%	11.2%	423,393	359,884	4,608	576.05
	1.0	1286	2.57	0.0207	100	7.0%	450	0.0%	62.7%	37.3%	6.0%	0	0	1,381	172.66
Tiona	3.0	1327	2.53	0.1206	100	8.0%	464	0.0%	70.1%	29.9%	7.5%	0	0	5,773	721.60

Totals (MCF for gas & bbl for oil): 13,652 | 11,604 | 42,001 | 5,250

Assumptions:
- Recoverability Natural Gas: 85.0%
- Recoverability Oil: 12.5%
- Drainage Area Natural Gas: 5
- Drainage Area Oil: 5

Page 1 of 1

D&S Energy WT 5574 #10 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #10
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 08/27/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	806	2.48	0.7069	100	7.5%	282	19.5%	56.5%	24.0%	9.3%	273,249	232,262	5,809	726.13
	3.0	808	2.49	0.5115	100	7.5%	283	16.1%	58.9%	25.0%	8.9%	218,421	185,658	5,809	726.13
Bradford 1st	2.0	887	2.54	0.0806	100	8.8%	310	0.0%	68.5%	31.5%	7.1%	0	0	3,577	447.13
	3.0	901	2.5	0.3651	100	8.8%	315	24.2%	49.7%	26.1%	8.6%	350,050	297,543	4,705	588.18
	3.0	907	2.6	0.3651	100	8.8%	317	6.7%	67.2%	26.1%	8.6%	97,549	82,917	6,361	795.10
Clarendon	1.0	1087	2.63	0.1208	100	10.0%	380	0.0%	70.1%	29.9%	7.5%	0	0	1,924	240.53
	3.0	1112	2.43	3.0016	100	7.6%	389	32.8%	47.2%	20.0%	11.2%	761,750	647,487	5,809	726.13
	1.0	1119	2.62	0.1777	100	10.5%	392	0.0%	71.5%	28.5%	7.8%	0	0	2,060	257.50
Balltown	1.0	1215	2.62	0.1777	100	9.9%	425	0.0%	71.5%	28.5%	7.8%	0	0	2,060	257.50
	2.0	1237	2.49	0.5115	100	9.8%	433	0.0%	75.0%	25.0%	8.9%	0	0	4,934	616.80
	2.0	1248	2.62	0.1777	100	10.5%	437	0.0%	71.5%	28.5%	7.8%	0	0	4,120	515.00
	1.0	1258	2.5	0.3651	100	10.6%	440	0.0%	73.9%	26.1%	8.6%	0	0	2,331	291.43
	3.0	1265	2.48	0.7069	100	9.0%	443	3.4%	72.6%	24.0%	9.3%	73,975	62,878	7,464	933.04
	2.0	1279	2.49	0.5115	100	8.5%	448	5.0%	70.0%	25.0%	8.9%	70,784	60,166	4,608	576.05
Tiona	1.0	1299	2.67	0.0207	100	10.5%	455	0.0%	62.7%	37.3%	6.0%	0	0	1,381	172.66

Totals (MCF for gas & bbl for oil): 1,354 1,151 51,337 6,417

Assumptions:
Recoverability Natural Gas: 85.0%
Recoverability Oil: 12.5%
Drainage Area Natural Gas: 5
Drainage Area Oil: 5

Page 1 of 1

D&S Energy WT 5574 #1 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #1
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 08/05/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	2.0	791	2.63	0.1208	100	5.0%	273	33.0%	37.0%	29.9%	7.5%	240,612	204,520	2,033	305.01
	2.0	791	2.64	0.0808	100	7.0%	277	1.4%	67.1%	31.5%	7.1%	9,698	8,243	3,505	525.72
Bradford 1st	3.0	868	2.37	12.7727	100	7.0%	300	47.6%	35.6%	16.7%	13.4%	1,023,924	870,335	5,257	788.59
	4.0	870	2.39	8.1101	100	3.0%	305	76.3%	6.0%	17.7%	12.8%	2,093,083	1,779,121	1,124	168.61
	4.0	874	2.46	0.5115	100	5.0%	306	44.1%	30.9%	25.0%	8.9%	860,707	731,601	4,067	610.03
	3.0	878	2.47	0.9646	100	4.0%	307	58.7%	18.2%	23.1%	9.7%	934,311	794,164	1,947	291.99
Clarendon	2.0	1068	2.63	0.1208	100	7.5%	370	0.0%	70.1%	29.9%	7.5%	0	0	3,849	577.28
	2.0	1070	2.62	0.1777	100	8.0%	375	0.0%	71.5%	28.5%	7.8%	0	0	4,120	618.00
	3.0	1083	2.43	3.0016	100	6.0%	379	55.2%	24.8%	20.0%	11.2%	1,249,020	1,061,667	3,050	457.52
Balltown	2.0	1173	2.66	0.0335	100	8.5%	411	0.0%	64.8%	35.2%	6.4%	0	0	3,034	455.12
	2.0	1196	2.61	0.2568	100	8.0%	419	2.5%	70.2%	27.3%	8.2%	30,698	26,092	4,241	636.08
	2.0	1214	2.5	0.3651	100	9.0%	425	0.0%	73.9%	26.1%	8.6%	0	0	4,663	699.44
	2.0	1224	2.46	1.3011	100	10.5%	428	0.0%	77.8%	22.2%	10.1%	0	0	5,749	862.33
	2.0	1226	2.44	2.2935	100	9.5%	429	11.9%	67.3%	20.7%	10.8%	197,217	167,635	5,344	801.61
	2.0	1238	2.66	0.0335	100	10.5%	431	0.0%	64.8%	35.2%	6.4%	0	0	3,034	455.12
Tiona	2.0	1266	2.64	0.0808	100	9.8%	443	0.0%	68.5%	31.5%	7.1%	0	0	3,577	536.56

Totals (MCF for gas & bbl for oil): 6,389 5,431 53,055 7,958

Assumptions:
- Recoverability Natural Gas: 85.0%
- Recoverability Oil: 15.0%
- Drainage Area Natural Gas: 5
- Drainage Area Oil: 5

D&S Energy WT 5574 #2 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date:	08/22/13	Well Name & Number:	Warrant 5574 #2
Analyst:	DAB	Operator:	D&S Energy
		Logging Company:	Penn Gold
		Log Date:	07/30/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil In Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	782	2.52	0.1777	100	5.5%	277	29.8%	41.7%	28.5%	7.8%	346,569	294,583	3,602	540.29
	3.0	796	2.49	0.5115	100	3.8%	279	60.9%	14.1%	25.0%	8.9%	811,565	689,831	1,395	209.22
Bradford 1st	2.0	876	2.46	1.7362	100	7.8%	307	28.0%	50.5%	21.5%	10.4%	319,327	271,428	3,873	580.90
	4.0	891	2.43	3.0016	100	3.0%	312	73.1%	6.8%	20.0%	11.2%	1,815,160	1,542,886	1,124	168.61
	2.0	897	2.51	0.2568	100	4.8%	314	45.2%	27.6%	27.3%	8.2%	415,019	352,766	1,666	249.84
Lower Brad 1st	2.0	974	2.6	0.3651	100	7.5%	341	12.5%	61.4%	26.1%	8.6%	130,849	111,052	3,873	580.90
	2.0	986	2.54	0.0806	100	7.5%	345	0.0%	68.5%	31.5%	7.1%	0	0	3,577	536.56
	1.0	991	2.53	0.1208	100	8.0%	347	0.0%	70.1%	29.9%	7.5%	0	0	1,924	288.64
Clarendon	2.0	1068	2.51	0.2568	100	6.0%	373	26.9%	45.9%	27.3%	8.2%	293,541	249,510	2,769	415.37
	1.0	1081	2.54	0.0806	100	8.8%	378	0.0%	68.5%	31.5%	7.1%	0	0	1,789	268.26
	3.0	1099	2.6	0.3651	100	5.0%	386	41.7%	32.2%	26.1%	8.6%	736,753	626,390	3,060	457.52
Balltown	2.0	1196	2.47	0.9646	100	7.0%	419	27.7%	49.2%	23.1%	9.7%	401,099	340,935	3,505	525.72
	3.0	1213	2.42	3.8941	100	6.6%	425	52.3%	28.3%	19.4%	11.5%	1,369,186	1,163,808	3,602	540.29
	2.0	1216	2.53	0.1208	100	7.0%	426	8.3%	63.8%	29.9%	7.5%	70,939	60,298	3,505	525.72
	1.0	1227	2.55	0.0526	100	7.6%	429	0.0%	66.8%	33.2%	6.7%	0	0	1,653	247.92
	1.0	1267	2.56	0.0526	100	8.0%	440	0.0%	66.8%	33.2%	6.7%	0	0	1,653	247.92
	3.0	1289	2.6	0.3651	100	5.6%	444	35.9%	38.1%	26.1%	8.6%	730,717	621,110	3,602	540.29
Tiona	2.0	1290	2.6	0.3651	100	6.0%	448	30.0%	43.9%	26.1%	8.6%	411,449	349,732	2,769	415.37

Totals (MCF for gas & bbl for oil): 6,693 5,689 43,932 6,590

Assumptions

Recoverability Natural Gas:	85.0%
Recoverability Oil:	15.0%
Drainage Area Natural Gas:	5
Drainage Area Oil:	5

Page 1 of 1

D&S Energy WT 5574 #3 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAR

Well Name & Number: Warrant 5574 #3
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 08/05/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas in Place (CFG)	Recoverable Gas in Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	822	2.47	0.9646	100	7.8%	288	22.8%	54.4%	23.1%	9.7%	336,834	286,459	5,809	871.35
	3.0	828	2.53	0.1208	100	8.0%	289	33.0%	37.0%	29.9%	7.5%	381,252	324,064	3,050	457.52
Bradford 1st	1.5	902	2.53	0.1208	100	8.0%	316	0.0%	70.1%	29.9%	7.5%	0	0	2,886	432.96
	4.0	916	2.43	3.0016	100	3.5%	321	68.8%	11.3%	20.0%	11.2%	1,751,708	1,488,952	1,860	278.96
	4.0	920	2.46	1.7362	100	4.5%	322	56.8%	21.7%	21.5%	10.4%	1,380,025	1,158,021	3,331	499.67
	1.0	931	2.53	0.1208	100	7.0%	326	6.3%	63.8%	29.9%	7.5%	27,156	23,083	1,752	262.86
	3.0	933	2.46	1.7362	100	5.5%	327	47.2%	31.3%	21.5%	10.4%	859,674	730,723	3,602	540.29
Clarendon	2.0	1097	2.49	0.7069	100	7.0%	364	24.8%	51.2%	24.0%	9.3%	316,736	269,226	3,505	525.72
	3.0	1113	2.5	0.3651	100	7.0%	390	18.4%	55.6%	26.1%	8.6%	328,178	278,952	5,257	788.59
	1.0	1134	2.54	0.0806	100	8.0%	397	0.0%	68.5%	31.5%	7.1%	0	0	1,789	268.28
	3.0	1138	2.38	8.1101	100	4.5%	398	64.4%	17.9%	17.7%	12.8%	1,733,662	1,473,604	2,498	374.75
	1.0	1145	2.52	0.1777	100	7.8%	401	4.3%	67.2%	28.5%	7.8%	24,034	20,429	1,936	290.45
Balltown	2.0	1237	2.52	0.1777	100	7.0%	433	10.7%	60.8%	28.5%	7.8%	129,163	109,789	3,505	525.72
	3.0	1241	2.47	0.9646	100	7.0%	434	27.7%	49.2%	23.1%	9.7%	623,244	529,758	5,257	788.58
	2.0	1247	2.49	0.7069	100	7.0%	436	24.8%	51.2%	24.0%	9.3%	360,046	306,039	3,505	525.72
Tiona	2.0	1288	2.56	0.0335	100	9.0%	451	0.0%	64.8%	35.2%	6.4%	0	0	3,034	455.12
	2.0	1311	2.57	0.0207	100	7.5%	459	0.0%	62.7%	37.3%	6.0%	0	0	2,763	414.39

Totals (MCF for gas & bbl for oil): 7,514 6,387 46,481 6,972

Assumptions:
Recoverability Natural Gas: 85.0%
Recoverability Oil: 15.0%
Drainage Area Natural Gas: 5
Drainage Area Oil: 5

D&S Energy WT 5574 #10 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #10
Operator: D&S Eenrgy
Logging Company: Penn Gold
Log Date: 08/27/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas in Place (CFG)	Recoverable Gas in Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	805	2.46	0.7069	100	7.5%	282	19.6%	56.5%	24.0%	9.3%	273,249	232,262	5,809	871.35
	3.0	808	2.49	0.5115	100	7.5%	283	16.1%	58.9%	25.0%	8.9%	218,421	185,658	5,809	871.35
Bradford 1st	2.0	887	2.64	0.0808	100	8.0%	310	0.0%	68.5%	31.5%	7.1%	0	0	3,577	536.56
	3.0	901	2.5	0.3651	100	6.6%	315	24.2%	49.7%	26.1%	8.6%	350,050	297,543	4,705	705.82
	3.0	907	2.5	0.3651	100	8.0%	317	6.7%	67.2%	26.1%	8.6%	97,549	82,917	6,361	954.12
Clarendon	1.0	1087	2.53	0.1208	100	10.0%	380	0.0%	70.1%	29.9%	7.5%	0	0	1,924	288.64
	3.0	1112	2.43	3.0016	100	7.5%	389	32.8%	47.2%	20.0%	11.2%	761,750	647,487	5,809	871.35
	1.0	1119	2.52	0.1777	100	10.5%	392	0.0%	71.5%	28.5%	7.8%	0	0	2,060	309.00
Balltown	1.0	1216	2.52	0.1777	100	9.0%	425	0.0%	71.5%	28.5%	7.8%	0	0	2,060	309.00
	2.0	1237	2.49	0.5115	100	9.0%	433	0.0%	75.0%	25.0%	8.9%	0	0	4,934	740.17
	2.0	1249	2.52	0.1777	100	10.5%	437	0.0%	71.5%	28.5%	7.8%	0	0	4,120	618.00
	1.0	1258	2.5	0.3651	100	10.5%	440	0.0%	73.9%	26.1%	8.6%	0	0	2,331	349.72
	3.0	1265	2.46	0.7069	100	9.0%	443	3.4%	72.6%	24.0%	9.3%	73,975	62,878	7,464	1,119.65
	2.0	1279	2.49	0.5115	100	8.5%	448	5.0%	70.0%	25.0%	8.9%	70,784	60,166	4,608	691.26
Tiona	1.0	1299	2.57	0.0207	100	10.5%	455	0.0%	62.7%	37.3%	6.0%	0	0	1,381	207.20

Totals (MCF for gas & bbl for oil): 1,354 | 1,151 | 51,337 | 7,700

Assumptions:
- Recoverability Natural Gas: 85.0%
- Recoverability Oil: 15.0%
- Drainage Area Natural Gas: 5
- Drainage Area Oil: 5

M. CHART ONE: WELL PERMITS 2011 to 2014 YEAR TO DATE CHART

CHART 1
WELLS PERMITS MCKEAN COUNTY
2011 -2014 YEAR - TO - DATE

WELLS PERMITS BY YEAR	COMBINED OIL & GAS	GAS	OIL	GRAND TOTAL
2011	20	21	413	454
2012	23	29	304	356
2013	116	49	318	483
2014 YEAR TO DATE	17	17	163	197

Permits Issued from 1/1/2011 to 12/31/2011		2011			
		Grand Total	Drill & Operate Well Permit	Drill & Operate Well Permit Drill Deeper	Yearly Total
McKean	COMB. OIL&GAS	20	20		20
	GAS	21	20	1	21
	OIL	413	413		413
	Total	454	453	1	454

Permits Issued from 1/1/2012 to 12/31/2012		2012			
		Grand Total	Drill & Operate Well Permit	Drill & Operate Well Permit Drill Deeper	Yearly Total
McKean	COMB. OIL&GAS	23	23		23
	GAS	29	26	3	29
	OIL	304	304		304
	Total	356	353	3	356

Permits Issued from 1/1/2013 to 12/31/2013		2013			
		Grand Total	Drill & Operate Well Permit	Drill & Operate Well Permit Drill Deeper	Yearly Total
McKean	COMB. OIL&GAS	116	116		116
	GAS	49	46	3	49
	OIL	318	315	3	318
	UNDETERMINED	1	1		1
	Total	484	478	6	484

Permits Issued from 1/1/2014 to 9/27/2014		2014			
		Grand Total	Drill & Operate Well Permit	Drill & Operate Well Permit Drill Deeper	Yearly Total
McKean	COMB. OIL&GAS	17	17		17
	GAS	17	13	4	17
	OIL	163	163		163
	Total	197	193	4	197

pennsylvania
DEPARTMENT OF ENVIRONMENTAL PROTECTION

SSRS_OG_168 Ver 1.4
http://www.depreportingservices.state.pa.us/ReportServer/Pages/ReportViewer.aspx?/Oil_Gas/Permits_Issued_Count_by_Well_Type_YTD

N. CHART TWO: WELLS DRILLED 2011 to 2014 YEAR TO DATE CHART

CHART 2
WELLS DRILLED MCKEAN COUNTY
2011-2014 YEAR - TO - DATE

WELLS DRILLED BY YEAR	CONVENTIONAL	NON CONVENTIONAL	GRAND TOTAL
2011	350	18	368
2012	257	5	262
2013	195	13	208
2014 YEAR TO DATE	171	5	176

DEP OFFICE OF OIL AND GAS MANAGEMENT
WELLS DRILLED BY COUNTY

9/27/2014 10:56:06 AM

1,165 wells drilled between: 1/1/2011 and 12/31/2011

Region - 8230 - EP DOGO NWDO Dstr Off
Well Status - All

COUNTY	CONVENTIONAL	UNCONVENTIONAL	GRAND TOTAL
Butler	14	35	49
Clarion	57	10	67
Crawford	16	0	16
Elk	47	24	71
Erie	10	0	10
Forest	202	0	202
Jefferson	7	15	22
Lawrence	0	2	2
McKean	350	18	368
Mercer	38	0	38
Venango	68	2	70
Warren	249	1	250
GRAND TOTAL	1,058	107	1,165

DEP OFFICE OF OIL AND GAS MANAGEMENT
WELLS DRILLED BY COUNTY

9/27/2014 10:57:07 AM

1,084 wells drilled between: 1/1/2012 and 12/31/2012

Region - 8230 - EP DOGO NWDO Dstr Off
Well Status - All

COUNTY	CONVENTIONAL	UNCONVENTIONAL	GRAND TOTAL
Butler	2	70	72
Clarion	28	4	32
Crawford	13	3	16
Elk	36	1	37
Erie	9	0	9
Forest	96	12	108
Jefferson	2	9	11
Lawrence	0	18	18
McKean	257	5	262
Mercer	11	5	16
Venango	129	3	132
Warren	370	1	371
GRAND TOTAL	953	131	1,084

DEP OFFICE OF OIL AND GAS MANAGEMENT
WELLS DRILLED BY COUNTY

9/27/2014 11:00:10 AM

1,081 wells drilled between: 1/1/2013 and 12/31/2013

Region - 8230 - EP DOGO NWDO Dstr Off
Well Status - All

COUNTY	CONVENTIONAL	UNCONVENTIONAL	GRAND TOTAL
Butler	3	92	95
Clarion	10	1	11
Crawford	13	0	13
Elk	61	9	70
Erie	4	0	4
Forest	168	4	172
Jefferson	1	3	4
Lawrence	0	13	13
McKean	195	13	208
Mercer	0	21	21
Venango	164	1	165
Warren	304	1	305
GRAND TOTAL	923	158	1,081

DEP OFFICE OF OIL AND GAS MANAGEMENT
WELLS DRILLED BY COUNTY

9/27/2014 11:01:04 AM

754 wells drilled between: 1/1/2014 and 9/27/2014

Region - 8230 - EP DOGO NWDO Dstr Off
Well Status - All

COUNTY	CONVENTIONAL	UNCONVENTIONAL	GRAND TOTAL
Butler	5	100	105
Clarion	3	0	3
Crawford	9	0	9
Elk	27	17	44
Forest	84	0	84
Jefferson	0	12	12
Lawrence	0	23	23
McKean	171	5	176
Mercer	0	10	10
Venango	122	0	122
Warren	166	0	166
GRAND TOTAL	587	167	754

pennsylvania
DEPARTMENT OF ENVIRONMENTAL PROTECTION

SSRS_OGRE_177 Ver 1.4
http://www.depreportingservices.state.pa.us/ReportServer/Pages/ReportViewer.aspx?/Oil_Gas/Wells_Drilled_By_County

O. GRAPHS ONE & TWO: SURROUNDING WELLS

GRAPH 1
SURROUNDING WELLS IN
HAMILTON TOWNSHIP OF MCKEAN COUNTY



Kinzua Rd
HAMILTON
321
McKean
Twp
WT 5574
REMINGTON DRILLING SITE
ACTIVE WELLS

GRAPH 2
D & S ENERGY/ WT 5574 WELLS IN
HAMILTON TOWNSHIP OF MCKEAN COUNTY



321
McKean
D & S/WT 5574 WELLS

P. GRAPH THREE: SURROUNDING WELLS BY COMPANY

GRAPH 3
SURROUNDING WELLS BY COMPANY IN
HAMILTON TOWNSHIP OF MCKEAN COUNTY


D & S/WT 5574 WELLS
MSL OIL & GAS WELLS
D & S/WT 5574 WELLS
CATALYST WELLS
McKean
D & S/WT 5574 WELLS
HOWARD BROS WELLS
D & S/WT 5574 WELLS
DL RESOURCES WELLS
McKean
D & S/WT 5574 WELLS
SNYDER BROS WELLS
D& S/WT 5574 WELLS
SENECA WELLS
D & S/WT 5574 WELLS
STONEHAVEN WELLS
D & S/WT 5574 WELLS
SWEPI WELLS

Q. GRAHP FOUR: SURROUNDING WELL PRODUCTION SPREADSHEET

SPREADSHEET 1
SURROUNDING WELL PRODUCTION

PERMIT	PERMIT DATE	OPERATOR	FARM NAME	SPUD DATE	YEAR REPORTED	BBLS OIL	DAYS	BBLS PER DAY	MCF	DAYS	MCF PER DAY
083-46788	11/12/1996	SNYDER BROS	PIERCE 1	7/28/1997	2007	N/A	N/A		8,355	365	22.89
					2009	327	330	0.99	6,096	330	18.47
					2010	362	360	1.01	5,656	360	15.71
					2011	19	324	0.06	337	324	1.04
					2012	11	366	0.03	349	366	0.95
					2013	9	360	0.03	275	258	1.07
083-47099	2/11/1998	SNYDER BROS	MCKEAN M1 (SEI-6)	3/27/1998	2007	N/A	N/A		4,673	365	12.80
					2009	178	331	0.54	4,593	331	13.88
					2010	180	287	0.63	3,691	287	12.86
					2011	15	218	0.07	249	218	1.14
					2012	16	127	0.13	134	127	1.06
					2013	14	175	0.08	239	175	1.37
083-47679	4/6/2000	CATALYST ENERGY	BRENNAN 4	6/23/2000	2007	1,430	260	5.50	16,433	365	45.02
					2009	94	260	0.36	1,247	365	3.42
					2010	107	260	0.41	2,229	365	6.11
					2011	64	217	0.29	1,568	304	5.16
					2012	23	366	0.06	2,192	366	5.99
083-49041	5/16/2003	CATALYST ENERGY	WARRANT 5575 24	2/16/2004	2007	1,592	365	4.36	116,194	365	318.34
					2010	87	365	0.24	1,096	365	3.00
					2011	52	365	0.14	836	365	2.29
					2012	44	365	0.12	711	365	1.95
083-49823	8/26/2004	CATALYST ENERGY	WARRANT 5575 6	12/16/2004	2007	3,925	365	10.75	18,479	365	50.63
					2010	124	365	0.34	1,402	365	3.84
					2011	74	365	0.20	1,229	365	3.37
					2012	31	366	0.08	765	366	2.09
083-50356	4/21/2005	CATALYST ENERGY	WARRANT 5575 25	11/30/2005	2009	930	365	2.55	12,418	365	34.02
					2010	182	365	0.50	2,269	365	6.22
					2011	128	365	0.35	2,002	365	5.48
					2012	51	366	0.14	1,263	366	3.45
083-50757	9/23/2005	STONEHAVEN ENERGY	ANNABELLE 2nd AS A9	3/30/2006	2007	5,917	365	16.21	3,367	365	9.22
083-50864	10/28/2005	CATATLYST ENERGY	WARRANT 5575 8	11/22/2005	2007	2,392	365	6.55	13,623	365	37.32
					2009	928	365	2.54	12,152	365	33.29
					2010	182	365	0.50	2,269	365	6.22
					2011	128	365	0.35	2,002	365	5.48
					2012	51	366	0.14	1,263	366	3.45
083-51314	5/18/2006	CATATLYST ENERGY	WARRANT 5575 31	2/22/2007	2009	1,708	365	4.68	20,531	365	56.25
					2010	112	365	0.31	2,059	365	5.64
					2011	83	365	0.23	1,760	365	4.82
					2012	42	366	0.11	1,047	366	2.86
083-51717	9/28/2006	STONEHAVEN ENERGY	ANNABELLE 3rd A3 1	3/5/2007	2007	1,810	180	10.06	32,920	180	182.89

GRAPH 4
D & S ENERGY/ WT 5574 WELLS
WITH SURROUNDING PRODUCTION



Coon Run
321
McKean
HAMILTON TWP

- PERMIT # 083-46788 SNYDER BROS (PIERCE 1)
- PERMIT # 083-47099 SNYDER BROS (MCKEAN M1 SEI 6)
- PERMIT # 083-47679 CATALYST ENERGY (BRENNAN 4)
- PERMIT # 083-49041 CATALYST ENERGY (WARRANT 5575 24)
- PERMIT # 083-49823 CATALYST ENERGY (WARRANT 5575 6)
- PERMIT # 083-50356 CATALYST ENERGY (WARRANT 5575 25)
- PERMIT # 083-50757 STONEHAVEN ENERGY (ANNABELLE 2nd AS A9)
- PERMIT # 083-50864 CATALYST ENERGY (WARRANT 5575 8)
- PERMIT # 083-51717 STONEHAVEN ENERGY (ANNABELLE 3rd A3 1)
- PERMIT # 083-51314 CATALYST ENERGY (WARRANT 5575 31)

- D & S ENERGY/WT 5574 WELLS

S. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $5,000,000

Company Structure

- Private early stage Oil & Natural Gas Development Company.
- Nevada Stock Corporation (Formed March of 2012).
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized
- ONE HUNDRED THOUSAND Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. FIFTY THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One 9% Convertible Preferred Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

T. The Offering

The Company is offering a maximum of 50,000 9% Convertible Preferred Stock Units at a price of $100.00 per Unit, with all Units having a Par Value of $0.001.

U. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

V. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the development of Oil and Natural Gas Leases in the State of Pennsylvania. See "USE OF PROCEEDS" section.

W. Minimum Offering Proceeds – Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $1,000,000. The Company has established an Escrow Account with U.S. Bank, where all investment funds will be deposited until the minimum of $1,000,000 in investment capital is achieved. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company.

X. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

o Company Founders & Current Shareholders	0%
o New Shareholders	100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

o Company Founders & Current Shareholders	100%
o New Shareholders	0%

Y. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

Z. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

AA. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

BB. Company Convertible Securities

The Company, at the completion of this Offering will have 20,000 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
  - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 2: (Shareholder Conversion Option)
      - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 3: (Shareholder Conversion Option)
      - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 4: (Optional Conversion Option)
      - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

CC. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

DD. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

EE. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

FF. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in a U.S. Bank escrow account, and only after $1,000,000 in securities has been sold to investors (Ten Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

REMAINDER OF PAGE LFEFT BLANK INTENTIONALLY

GG. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Remington Energy Group Corporation

The Company	Remington Energy Group Corporation is a Nevada Stock Corporation.
Company Managers	Biographies of all Managers can be found starting on Page 62 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.
The Offering	The Company is seeking capital commitments of $5,000,000 from Investors. The securities being offered hereby consists of up to 50,000 9% Convertible Preferred Stock Units of the Company, priced at $100.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.
Conversion Option / Mandatory Conversion	All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the second, third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 2: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the

Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

  Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing.

Board of Directors	All classes of Preferred Stock shall elect TWO of FIVE seats of the Company's Board of Directors.
Voting Rights	Preferred Stock has NO VOTING RIGHTS
Investment Period	The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.
Term of the Offering	The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). the Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in a U.S. Bank escrow account, and only after $1,000,000 in securities has been sold to investors (Ten Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.
Reports to Investors	The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.
Valuations	The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.
Indemnification	The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.
Listings and Admissions to Trading	Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 737 James Lane, Suite 7499, Incline Village, Nevada 89450. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified. As of August 1st, 2014, all Directors of the Company have new ONE year agreements with the Company. All Company Directors have served since the conversion of Remington Energy Group Corporation from Remington Energy Group, LLC.

Name	**Position**
Mr. Wes Jonson (Age 60)	***Founder / Chief Executive Officer/ Chairman of the Board***

Mr. Wes W. Johnson grew up in a heavy construction family, frequently moving with the family throughout California and Arizona to various road, bridge and dam job sites. It was very important to his father to keep the family together while traveling to the many job sites, thereby instilling in Mr. Johnson a very family orientated lifestyle.

Mr. Johnson attended high school in Arroyo Grande, California and attended college at Cal Poly, San Luis Obispo, California studying animal science and business. After college, Mr. Johnson entered the family construction business and received his California General Building Contractor's License, later adding a General Engineering Contractor's License. Mr. Johnson built numerous projects in San Luis Obispo and Santa Barbara Counties, including single family homes, multi-family housing projects, commercial retail and industrial properties, schools and medical buildings. The next step was investing in real estate development projects in California and numerous other States.

After a move to Austin, Texas, Mr. Johnson became involved in developing and building Single Family Residents and Multi-Family projects as well as land development and multi-family investments. While in Texas, Mr. Johnson was introduced to the Texas Oil Business through a real estate associate and began investing in oil production and re-work projects. As one point, Mr. Johnson was working on an acquisition of several abandoned wells in Oklahoma when oil prices went down to $12-$15 per barrel. The oil holdings were liquidated.

After a few years of passively observing the oil industry, Mr. Johnson began searching for the right opportunity in the Oil Industry. Two years later, after looking in Texas, Oklahoma, Ohio and Kansas, the oil project in Pennsylvania was presented and deemed to be a great opportunity. The project is in a proven oil field with existing production from several major oil companies and a proven drilling and operating company with whom the Company can partner. Mr. Johnson formed Remington Energy Group Corporation and proceeded to acquire the lease to develop 100+ oil wells in the Northwest part of Pennsylvania.

Mr. Johnson lives with his Wife in Incline Village, Nevada on the shore of beautiful Lake Tahoe. He has a daughter and her family in San Diego, California and a Son and his family residing in Portland, Oregon.

Mr. Johnson's Employment History includes being the Owner, Managing Member and President of the companies listed below:

- Pinnacle Financial Services, LLC — Five Years
- Remington Energy Group Corp — One Year

Mr. Johnson is the founder and CEO of Remington Energy Group Corporation as well as being Chairman of the Board. His experience in negotiating real estate transactions has and will be valuable in negotiating the leases and drilling sites. With Mr. Johnson's experience and oil contacts, the company will greatly benefit in locating the best drilling areas and his construction knowledge will be helpful in locating sites that have great access. Familiarity in all aspects of getting a site ready to drill, running utilities to the site, and actual drilling is brought to the company through Mr. Johnson. Actively managing previous companies will ensure expert leadership for the corporation.

Mr. Donald White (Age 63) ***Advisor / Board of Directors***

Mr. White was born in St. Louis, Missouri and was brought to California when his Father moved to the Antelope Valley to work in the aircraft industry. Don grew up in Palmdale, California where he attended grade school and graduated from Palmdale High School. After graduation Don was employed by the State of California "Department of Water Resources" as a Soils Test Engineer. During this time he worked on the Feather River project- the construction of an aqueduct, from Orville California and culminating in Perris, California.

Due to a budget crisis in the state Don left and returned to college to take preparatory courses prior to working for Lockheed Aircraft on the building of the L-1011 Tri-Star Jumbo Jet and the implementing of manufacturer changes on the Rolls Royce jet engines. It was during this time when he felt the call to duty and enlisted in the United States Marine Corps for a 6 year stint. After graduating at the top of his class in advanced avionics in NAS Memphis, Tennessee, Don was stationed in El Toro, California, where he became an electronic technician working on forward looking, side looking and infrared detection systems for the reconnaissance F-4. For the last 3 years of his tour he transitioned into the test equipment and calibration of all electronics pertaining to both fighter and recon aircraft on both fixed wing and helicopters. All throughout this time he learned the focus and discipline expected of a member of the United States Marines.

Upon being honorably discharged from the USMC, Don went to work as VP and working supervisor for a construction company specializing in development of dental offices . After obtaining his own B1 license from the State of California, Don started his own construction company specializing in the development and construction of medical/dental offices, development and construction of single family homes as well as commercial buildings.

After moving to San Diego, California, Don continued in the building of single family homes as independent contractor for a large remodeling and construction company. He then moved to Alta Loma, California where he became a supervisor for a large property management company, responsible for the construction and rehab of commercial, single family and small to very large multi-family units. These responsibilities took him throughout Southern California, Atlanta, GA, San Antonio, TX and other areas in the Southeastern region of the United States.

After the downturn in the economy Don became semi retired and started consulting on a part time basis with real estate development along with his interest in Oil and Gas Investments.

Currently in Montclair, California, Don owns and operates a custom motorcycle shop building and creating custom bikes in his free time. Mr. White's 3 children are spread throughout the states with his oldest son and his family living in Wyoming, his youngest son and family residing in Arizona and his daughter and her family living in Idaho.

Mr. White's has been with "Donald White Consulting" for five years and with "BMW Investment Group, LLC" for the last year, each of which he is the sole owner and manager. In these positions Mr. White has been involved in soil analysis and construction management, advising land developers and contractors on numerous projects around Riverside, San Bernardino and Los Angeles counties, which will be of value in our future growth. With his experience in negotiating contracts, managing multi-million dollar construction projects, he will be a valuable asset in locating additional oil leases, negotiating the leases and managing the construction, drilling and production crews. Mr. White's experience in other oil and gas investments will assist in our planning and development of our drilling and production projects.

Mr. Brent Johnson (Age 31) ***Advisor / Board of Directors***

Mr. Brent Johnson grew up on the Eastern Side of the Sierra Nevada Mountain Range in California where he attended elementary school and participated in numerous mountain activities, primarily skiing. Mr. Johnson later moved to the West Side of Austin, Texas where he attended high school and assisted in the Family Business which was focused on construction and real estate development.

Mr. Johnson attended College at Sonoma State University located in Northern California's Wine Country, where he received his Bachelor's Degree in Business. During this time Mr. Johnson played on the intercollegiate National Title Winning Lacrosse Team. In his senior year, time was spent with finalizing his studies and traveling to Portland, Oregon to manage the family properties.

After college, Mr. Johnson moved to Portland, Oregon to join the Family Business on a full-time basis, where he was responsible for overseeing the management and rehab of numerous multi-family and commercial retail portfolio of properties, valued in excess of $20,000,000

Mr. Johnson currently works (for the last five years) for the loan servicing firm First Commerce, LLC holding a position as a Senior Loan Portfolio Manager and is responsible for analyzing loan portfolios, servicing individual loans and managing the Company's Portfolio. Mr. Johnson resides in Portland, Oregon with his wife and Son.

Brent Johnson has experience in managing properties and construction projects, in analyzing financial statements of loans, negotiating with borrowers, and managing a pool of assets. Being knowledgeable in these many areas will be a great advantage for the company in negotiating leases and drill sites, in overseeing the drilling projects and production, in analyzing the profitability of our production side of the wells. This in turn helps the company's decision process in deciding on expansion in the most efficient manner.

B. *Significant Employees.* All Members of Remington Energy Group Corporation as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Remington Energy Group listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* Mr. Wes Johnson, Founder, Chief Executive Officer and Chairman of the Company's Board of Directors is the Father of Mr. Brent Johnson, Advisor and Board of Directors Member.

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In September of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Remington Energy Group Corporation. will be entitled to receive an annual salary of:

Mr. Wes Jonson, Chief Executive Officer / Board Chairman	$72,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Wes Johnson Chief Executive Officer 737 James Lane, Suite 7499 Incline Village, Nevada 89450	Common Stock: 97,000 Shares (97%) Preferred Stock: No Shares	Common Stock: 97,000 Shares (97%) Preferred Stock: No Shares
(*) Alternative Securities Markets Group Corporation Advisor / Shareholder 9107 Wilshire Blvd, Suite 450 Beverly Hills, California 90210	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares

(*) Upon qualification of this Registration Statement, the Company will issue 3,000 (THREE THOUSAND) shares of its Common Stock to the following providers of service to the Company under Section 4(a)(2) of the Securities Act of 1933, as amended. Mr. Steven J. Muehler is the sole shareholder and Chief Executive Officer of Alternative Securities Markets Group Corporation.

(2) Nominal Ownership

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder is Mr. Wes Johnson, the Founder, Chief Executive Officer & Chairman of the Company's Board of Directors. Mr. Johnson currently owns the majority of the issued and outstanding controlling Common Stock Units of Remington Energy Group Corporation. Consequently, this sole shareholder controls the operations of the Company and will have the ability to control all matters submitted to Stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Wes Johnson thus has complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

The Company has received cash advances to pay outstanding payables due, and payments made directly to the Company's Vendors and Service Providers by the Shareholders listed below are considered debts of the Company currently outstanding, and are due and payable to the shareholders detailed below:

• Mr. Weslie W. Johnson	$495,000.00 USD	Shareholder Loan
• Mr. Weslie W. Johnson	$85,000.00 USD	Accrued Salary

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of FIFTY THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $1,000,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $5,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $1,000,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
    - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
    - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 50,000 9% Convertible Stock Units in Remington Energy Group Corporation. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

Mr. Wes Johnson is the Founder and Chief Executive Officer of Remington Energy Group Corporation and currently owns NINETY-FIVE THOUSAND (95,000) Common Stock Shares of the Company, which is 95% of the Company's total number of the current Common Stock Issued and Outstanding. No Common Stock is being issued in this Offering. Upon completion of this Offering, the Company will have 50,000 Shares of Preferred Stock Issued to Shareholders.

This Offering is being conducted on a "best-efforts" basis, which means the Company's Chief Executive Officer, Mr. Wes Johnson, who will use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $5,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in a U.S. Bank escrow account, and only after $1,000,000 in securities has been sold to investors (Ten Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $1,000,000 is achieved, and all Investors will be subject to the terms, conditions and investment risks associated with this investment.

Except as expressly provided in this Offering, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Offering, or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of Nevada for agreements made in and to be performed in the state of Nevada. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing a Subscription Agreement for this Offering, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of December 1st, 2014 – 100,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, with a par value of $0.001 per share (the "Preferred Stock"). As of December 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, FIFTY THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities*. None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of December 1st, 2014, there were 100,000 shares of our Common Stock outstanding, which were held of record by approximately 2 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of December 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Nevada. Nevada General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Nevada's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Nevada's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION

Remington Energy Group Corporation
Pre-Funding Balance Sheet
For the Secon Quarter Ending June 30, 2014

ASSETS			
Current Assets			
Cash		$	197
Accounts Receivable		$	-
Inventory		$	-
Prepaid Expenses		$	-
Shareholder Receivable		$	103,000
Short-Term Investments		$	-
	Total Current Assets	$	103,197
Fixed (Long-Term) Assets			
Long-Term Investments		$	-
Property & Equipment		$	2,400
Intangible Assets		$	-
	Total Fixed Assets	$	2,400
Other Assets			
Deferred Income Tax		$	-
Land Lease Rights		$	490,000
	Total Fixed Assets	$	490,000
TOTAL ASSETS		$	595,597
LIABILITIES & OWNER'S EQUITY			
Current Liabilities			
Accounts Payable		$	-
Accrued Interest		$	51,225
Accrued Salaries & Wages		$	103,000
Current Portion of Long-Term Debt		$	-
Income Taxes Payable		$	-
Short-Term Loans		$	-
Unearned Revenue		$	-
	Total Current Liabilities	$	154,225
Long-Term Liabilities			
Long- Term Debt - S/H Loan		$	495,000
Deferred Income Tax		$	-
	Total Long-Term Liabilities	$	495,000
Owner's Equity			
Owner's Investment		$	16,804
Net Income (Loss)		$	(28,748)
Retained Earnings		$	(24,880)
	Total Owner's Equity	$	(53,628)
Total Liabilities and Owner's Equity		$	595,597

I certifiy this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Profit and Loss Statement
For the Second Quarter Ending June 30, 2014

			Adjusted 6/30/2014
INCOME			
Sales		$	-
	TOTAL INCOME	$	-
EXPENSES			
Bank Fees		$	-
Interest Expense		$	25,164
License & Corporation Fees		$	-
Office Supplies		$	-
Office Equipment		$	-
Oil Land & Lease Expense		$	-
Professional Fees			
Accounting		$	-
Legal		$	-
Promotion		$	-
Postage		$	-
Rent		$	1,800
Telephone		$	500
Travel and Entertainment		$	1,164
Website Fees		$	120
	TOTAL EXPENSES	$	28,748
NET LOSS		$	(28,748)

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

NOTE: 1) No income 1st quarter
2) Additional lease acquired in 2014
3) Remington Energy Group Corporation borrowed $245,000 from founder Weslie W Johnson for 2nd oil lease acquisition

See Notes to Financial Statements

Remington Energy Group Corporation
Statement of Cash Flows
For the Second Quarter Ending June 30, 2014

Cash flows from operating activities:		
Net loss	$	(28,748)
Adjustments to reconcile net loss by operating activities:		
Changes in assets and liabilities	$	17,416
Prepaid expense	$	-
Accounts payable and accrued expenses	$	-
Net cash provided by operating activities	$	(11,332)
Cash flows from investing activities:	$	-
Net cash used in investing activities	$	-
Cash flows from financing activities:	$	-
Loans from shareholders	$	3,500
Loan repayment to shareholders	$	-
Net cash provided by financing activities		
NET INCREASE IN CASH	$	-
Cash June 30, 2014	$	197

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Cash Reconciliation
For the Second Quarter Ending June 30, 2014

BEGINNING CASH	$	771
Shareholder Loan	$	-
Shareholder Contribution	$	3,500
Cash Flow In	$	-
Cash Flow Out	$	(4,074)
ENDING CASH	$	197

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Statement of Stockholder's Equity
For the Second Quarter Ending June 30, 2014

Capital Contributions 2014	$	(16,288)
Net Loss (2014)	$	(37,340)
Balance as of June 30, 2014	$	(53,628)

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

NOTE: Weslie W Johnson is the sole shareholder and
owns 100% of the stock

See Notes to Financial Statements

Remington Energy Group Corporation
Notes to the Condensed Financial Statements
Ending June 30th, 2014

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ending June 30th, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

Going Concern

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred recurring operating losses, had negative operating cash flows and has not generated any significant revenues in the recent fiscal year(s).In addition, the Company has had a deficit accumulated of $598,000 at June 30, 2014. These factors raise substantial concerns about the Company's ability to continue as a going entity beyond 2016 without the needed funds to start the drilling and production program.

The Company's continuation as a going concern is dependent on attaining profitable operations, restructuring its financial obligations, and obtaining additional outside financing. The Company has funded losses from operations primarily from the issuance of debt and the issuance of capital stock. The Company believes that the issuance of debt and the sale of capital stock of the Company will continue to fund operating losses in the short-term until the Company can generate revenues sufficient to funds its operations.

Cash

Currently the Company holds no cash. Historically, cash has been held in checking and savings accounts.

Concentrations of Credit Risk

The Company places its cash with financial institutions deemed by the Company's Management to be of high credit quality. The Federal Deposit Insurance Corporation ("FDIC") provides basic deposit coverage with limits to $250,000 per owner. In addition to basic insurance deposit coverage, the FDIC is providing temporary unlimited coverage for noninterest-bearing transaction accounts. At June 30, 2014, there were no uninsured deposits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions principally relate to the fair value and forfeiture rates of stock based transactions, and long-lived asset depreciation and amortization, and potential impairment.

Basic Net Loss per Share of Common Stock

Basic net loss per common share is based on the weighted average number of shares outstanding during the periods presented. Diluted earnings per share are computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period. At June 30, 2014 there was no common stock equivalents used in net loss per share.

NOTE 2. PAYABLES TO FOUNDERS AND MANAGEMENT (IF ANY, IF NONE, MODIFY BELOW)

The Company is waiting for Regulation A Qualification by the United States Securities & Exchange Commission to begin capital raising efforts. The Company is seeking to raise $5,000,000 through a Regulation A Pubic Securities Offering. The Company has been funded by its Founders and Management. The Company has current debt obligations of $598,000 to its Founders and Management for loans to the Company for operations:

NOTE 3: DUE TO SHAREHOLDERS

The Company has (or had not) received cash advances to pay outstanding payables and payments made directly to the Company's vendors and service providers. Debts outstanding, and due and payable, to shareholders include:

$495,000	Weslie W Johnson	Shareholder Loan
$103,000	Weslie W Johnson	Accrued Salary

NOTE 4: PREFERRED STOCK:

At June 30, 2014, Preferred Stock consisted of: 20,000 shares authorized, and 0 (zero) shares issued and outstanding.

NOTE 5: COMMON STOCK:

At June 30, 2014, Common Stock consisted of: 1,000,000 shares authorized, and 100,000 shares issued and outstanding.

NOTE 6: SUBSEQUENT EVENTS:

List or State None

NOTE 7: DELAYING NOTICE:

Company will not be providing Audited Financial Returns until the close of the 2015 business year (December 31, 2015).

Note 8: Income

No income was reported this quarter (April 1, 2014-June 30, 2014). Remington Energy Group Corporation will start receiving income once financing is completed, drilling is started on our oil and gas wells, and start producing oil and gas.

I certify this financial statement to be true and accurate



Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

Remington Energy Group Corporation
Pre-Funding Balance Sheet
For the First Quarter Ending March 31, 2014

ASSETS			
Current Assets			
Cash		$	771
Accounts Receivable		$	-
Inventory		$	-
Prepaid Expenses		$	-
Shareholder Receivable		$	85,000
Short-Term Investments		$	-
	Total Current Assets	$	85,771
Fixed (Long-Term) Assets			
Long-Term Investments		$	-
Property & Equipment		$	2,400
Intangible Assets		$	-
	Total Fixed Assets	$	2,400
Other Assets			
Deferred Income Tax		$	-
Land Lease Rights		$	490,000
	Total Fixed Assets	$	490,000
TOTAL ASSETS		$	578,171
LIABILITIES & OWNER'S EQUITY			
Current Liabilities			
Accounts Payable		$	-
Accrued Interest		$	37,375
Accrued Salaries & Wages		$	85,000
Current Portion of Long-Term Debt		$	-
Income Taxes Payable		$	-
Short-Term Loans		$	-
Unearned Revenue		$	-
	Total Current Liabilities	$	122,375
Long-Term Liabilities			
Long- Term Debt - S/H Loan		$	495,000
Deferred Income Tax		$	-
	Total Long-Term Liabilities	$	495,000
Owner's Equity			
Owner's Investment		$	16,804
Net Income (Loss)		$	(14,324)
Retained Earnings		$	(24,880)
	Total Owner's Equity	$	(39,204)
Total Liabilities and Owner's Equity		$	578,171

I certifiy this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Profit and Loss Statement
For the First Quarter Ending March 31, 2014

			3/31/2014
INCOME			
Sales		$	-
	TOTAL INCOME	$	-
EXPENSES			
Bank Fees		$	75
Interest Expense		$	12,375
License & Corporation Fees		$	375
Office Supplies		$	15
Office Equipment		$	-
Oil Land & Lease Expense			
Professional Fees			
Accounting		$	-
Legal		$	-
Promotion		$	-
Postage		$	25
Rent		$	900
Telephone		$	250
Travel and Entertainment		$	264
Website Fees		$	45
	TOTAL EXPENSES	$	14,324
NET LOSS		$	(14,324)

I certifv this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

NOTE: 1) No income 1st quarter
2) Additional lease acquired in 2014
3) Remington Energy Group Corporation borrowed $245,000 from founder Weslie W Johnson for 2nd oil lease acquisition

See Notes to Financial Statements

Remington Energy Group Corporation
Statement of Cash Flows
For the First Quarter Ending March 31, 2014

Cash flows from operating activities:		
Net loss	$	(14,324)
Adjustments to reconcile net loss by operating activities:		
Changes in assets and liabilities	$	12,551
Prepaid expense	$	-
Accounts payable and accrued expenses	$	-
Net cash provided by operating activities	$	(1,773)
Cash flows from investing activities:	$	-
Net cash used in investing activities	$	-
Cash flows from financing activities:	$	-
Loans from shareholders		
Loan repayment to shareholders	$	-
Net cash provided by financing activities		
NET INCREASE IN CASH	$	-
Cash March 31, 2014	$	771

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Cash Reconciliation
For the First Quarter Ending March 31, 2014

BEGINNING CASH	$	220
Shareholder Loan	$	-
Shareholder Contribution	$	2,500
Cash Flow In	$	-
Cash Flow Out	$	(1,949)
ENDING CASH	$	771

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Statement of Stockholder's Equity
For the First Quarter Ending March 31, 2014

Capital Contributions 2014	$	(24,880)
Net Loss (2014)	$	(14,324)
Balance as of March 31, 2014	$	(39,204)

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

NOTE: Weslie W Johnson is the sole shareholder and
owns 100% of the stock

See Notes to Financial Statements

Remington Energy Group Corporation
Notes to the Condensed Financial Statements
Ending March 31st, 2014

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ending March 31, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

Going Concern

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred recurring operating losses, had negative operating cash flows and has not generated any significant revenues in the recent fiscal year(s).In addition, the Company has had a deficit accumulated of $580,000 at March, 2014. These factors raise substantial concerns about the Company's ability to continue as a going entity beyond 2016 without the needed funds to start the drilling and production program.

The Company's continuation as a going concern is dependent on attaining profitable operations, restructuring its financial obligations, and obtaining additional outside financing. The Company has funded losses from operations primarily from the issuance of debt and the issuance of capital stock. The Company believes that the issuance of debt and the sale of capital stock of the Company will continue to fund operating losses in the short-term until the Company can generate revenues sufficient to funds its operations.

Cash

Currently the Company holds no cash. Historically, cash has been held in checking and savings accounts.

Shareholder Salary

Any salaries/wages earned from the Company will be deferred until the Company generates income to pay such salaries/wages. These salaries/wages will incur an interest of 10% until paid.

Concentrations of Credit Risk

The Company places its cash with financial institutions deemed by the Company's Management to be of high credit quality. The Federal Deposit Insurance Corporation ("FDIC") provides basic deposit coverage with limits to $250,000 per owner. In addition to basic insurance deposit coverage, the FDIC is providing temporary unlimited coverage for noninterest-bearing transaction accounts. At March 31, 2014, there were no uninsured deposits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions principally relate to the fair value and forfeiture rates of stock based transactions, and long-lived asset depreciation and amortization, and potential impairment.

Basic Net Loss per Share of Common Stock

Basic net loss per common share is based on the weighted average number of shares outstanding during the periods presented. Diluted earnings per share are computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period. At June 30, 2014 there was no common stock equivalents used in net loss per share.

NOTE 2. PAYABLES TO FOUNDERS AND MANAGEMENT (IF ANY, IF NONE, MODIFY BELOW)

The Company is waiting for Regulation A Qualification by the United States Securities & Exchange Commission to begin capital raising efforts. The Company is seeking to raise $5,000,000 through a Regulation A Pubic Securities Offering. The Company has been funded by its Founders and Management. The Company has current debt obligations of $580,000 to its Founders and Management for loans to the Company for operations:

NOTE 3: DUE TO SHAREHOLDERS

The Company has (or had not) received cash advances to pay outstanding payables and payments made directly to the Company's vendors and service providers. Debts outstanding, and due and payable, to shareholders include:

$495,000	Weslie W Johnson	Shareholder Loan
$ 85,000	Weslie W Johnson	Accrued Salary

NOTE 4: PREFERRED STOCK:

At March 31, 2014, Preferred Stock consisted of: 20,000 shares authorized, and 0 (zero) shares issued and outstanding.

NOTE 5: COMMON STOCK:

At March 31, 2014, Common Stock consisted of: 1,000,000 shares authorized, and 100,000 shares issued and outstanding.

NOTE 6: SUBSEQUENT EVENTS:

List or State None

NOTE 7: DELAYING NOTICE:

Company will not be providing Audited Financial Returns until the close of the 2015 business year (December 31, 2015).

Note 8: Income

No income was reported this quarter (January 1, 2014-March 31, 2014). Remington Energy Group Corporation will start receiving income once financing is completed, drilling is started on our oil and gas wells, and start producing oil and gas.

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

Remington Energy Group Corporation
Pre-Funding Balance Sheet
For the Year Ended December 31, 2013

ASSETS			
Current Assets			
Cash		$	220
Accounts Receivable		$	-
Inventory		$	-
Prepaid Expenses		$	-
Shareholder Receivable		$	73,000
Short-Term Investments		$	-
	Total Current Assets	$	73,220
Fixed (Long-Term) Assets			
Long-Term Investments		$	-
Property & Equipment		$	2,400
	Total Fixed Assets	$	2,400
Other Assets			
Deferred Income Tax		$	-
Land Lease Rights/Drilling Rights		$	490,000
	Total Fixed Assets	$	490,000
TOTAL ASSETS		$	565,620
LIABILITIES & OWNER'S EQUITY			
Current Liabilities			
Accounts Payable		$	-
Accrued Interest		$	25,000
Accrued Salaries & Wages		$	73,000
Current Portion of Long-Term Debt		$	-
Income Taxes Payable		$	-
Short-Term Loans		$	-
Unearned Revenue		$	-
	Total Current Liabilities	$	98,000
Long-Term Liabilities			
Long- Term Debt - S/H Loan		$	495,000
Deferred Income Tax		$	-
	Total Long-Term Liabilities	$	495,000
Owner's Equity			
Owner's Investment		$	-
Net Income (Loss)		$	(37,340)
Retained Earnings		$	9,960
	Total Owner's Equity	$	(27,380)
Total Liabilites and Owner's Equity		$	565,620

I certifiy this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Profit and Loss Statement
For the Year Ended December 31, 2013

			12/31/2013
INCOME			
Sales		$	-
	TOTAL INCOME	$	-
EXPENSES			
Alternative Securities Markets Group		$	2,750
Bank Fees		$	300
Interest Expense		$	25,000
License & Corporation Fees		$	925
Office Equipment		$	80
Office Supplies		$	84
Oil Land & Lease Expense		$	-
Postage		$	25
Professional Fees		$	-
Accounting		$	800
Legal		$	1,200
Promotion		$	21
Rent		$	2,400
Telephone		$	970
Travel and Entertainment		$	1,285
Website Fees		$	1,500
	TOTAL EXPENSES	$	37,340
NET LOSS		$	(37,340)

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

NOTE: 1) Remington Energy Group LLC was converted to a C Corporation in 2013
2) No income in 2013
3) Initial lease aquired in 2013
4) Remington Enegy Group borrowed $250,000 from founder Weslie W Johnson for acquisition of oil land lease

See Notes to Financial Statements

Remington Energy Group Corporation
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:		
Net loss	$	(27,380)
Adjustments to reconcile net loss by operating activities:		
Changes in assets and liabilities	$	538,160
Prepaid expense	$	-
Accounts payable and accrued expenses	$	-
Net cash provided by operating activities	$	510,780
Cash flows from investing activities:	$	-
Net cash used in investing activities	$	490,000
Cash flows from financing activities:		
Contributions from shareholders	$	16,804
Loans from shareholders	$	495,000
Loan repayment to shareholders	$	-
Net cash provided by financing activities	$	511,804
NET INCREASE IN CASH	$	1,024
Cash December 31, 2013	$	220

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Cash Reconciliation
For the Year Ended December 31, 2013

BEGINNING CASH	$	60
Shareholder Loan	$	495,000
Shareholder Contribution	$	7,500
Cash Flow In	$	-
Cash Flow Out	$	(502,340)
ENDING CASH	$	220

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Statement of Stockholder's Equity
For the Year Ended December 31, 2013

Capital Balance January 1, 2013	$	6,844
Capital Contributions 2013	$	(16,804)
Total Contributions	$	(9,960)
Net Loss (2013)	$	(37,340)
Balance as of December 31, 2013	$	(27,380)

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

NOTE: Weslie W Johnson is the sole shareholder and owns 100% of the stock

See Notes to Financial Statements

Remington Energy Group Corporation
Notes to the Condensed Financial Statements
Ending December 31, 2013

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ending December 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

We will be using the successful efforts method to account for our oil and gas properties, land lease and drilling rights. We will capitalize only the expenses associated with successfully locating new oil and natural gas resources. For unsuccessful (or "dry hole") results, the associated operating costs are immediately charged against revenue for that period.

Going Concern

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred recurring operating losses, had negative operating cash flows and has not generated any significant revenues in the recent fiscal year(s).In addition, the Company has had a deficit accumulated of $568,000 at December 31, 2013. These factors raise substantial concerns about the Company's ability to continue as a going entity beyond 2016 without the needed funds to start the drilling and production program

The Company's continuation as a going concern is dependent on attaining profitable operations, restructuring its financial obligations, and obtaining additional outside financing. The Company has funded losses from operations primarily from the issuance of debt and the issuance of capital stock. The Company believes that the issuance of debt and the sale of capital stock of the Company will continue to fund operating losses in the short-term until the Company can generate revenues sufficient to funds its operations.

Cash

Currently the Company holds no cash. Historically, cash has been held in checking and savings accounts.

Additional Capitalization

During the period of January 1, 2013 to December 31, 2013, Weslie W Johnson capitalized the Company with an additional $10,000.

Conversion to C-Corp

On September 4, 2013 Remington Energy Group LLC was converted to a C-Corp to achieve additional funding.

Income Taxes

With the conversion to a C-Corp the Company is now a stand alone entity and will be taxed accordingly.

Shareholder Salaries

Any salaries/wages earned from the Company will be deferred until the Company generates income to pay such salaries/wages. These salaries/wages will incur an interest of 10% until paid.

Concentrations of Credit Risk

The Company places its cash with financial institutions deemed by the Company's Management to be of high credit quality. The Federal Deposit Insurance Corporation ("FDIC") provides basic deposit coverage with limits to $250,000 per owner. In addition to basic insurance deposit coverage, the FDIC is providing temporary unlimited coverage for noninterest-bearing transaction accounts. At December 31, 2013, there were no uninsured deposits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions principally relate to the fair value and forfeiture rates of stock based transactions, and long-lived asset depreciation and amortization, and potential impairment.

Basic Net Loss per Share of Common Stock

Basic net loss per common share is based on the weighted average number of shares outstanding during the periods presented. Diluted earnings per share are computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period. At December 31, 2013 there was no common stock equivalents used in net loss per share.

NOTE 2. PAYABLES TO FOUNDERS AND MANAGEMENT (IF ANY, IF NONE, MODIFY BELOW)

The Company is waiting for Regulation A Qualification by the United States Securities & Exchange Commission to begin capital raising efforts. The Company is seeking to raise $5,000,000 through a Regulation A Pubic Securities Offering. The Company has been funded by its Founders and Management. The Company has current debt obligations of$568,000 to its Founders and Management for loans to the Company for operations:

NOTE 3: DUE TO SHAREHOLDERS

The Company has (or had not) received cash advances to pay outstanding payables and payments made directly to the Company's vendors and service providers. Debts outstanding, and due and payable, to shareholders include:

$495,000 Weslie W Johnson Shareholder Loan
$ 73,000 Weslie W Johnson Accrued Salary

NOTE 4: PREFERRED STOCK:

At December 31, 2013, Preferred Stock consisted of: 20,000 shares authorized, and 0 (zero) shares issued and outstanding.

NOTE 5: COMMON STOCK:

At December 31, Common Stock consisted of: 1,000,000 shares authorized, and 100,000 shares issued and outstanding.

NOTE 6: SUBSEQUENT EVENTS:

None

Remington Energy Group Corporation
Notes to the Condensed Financial Statements
Ending December 31, 2013

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ending December 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

We will be using the successful efforts method to account for our oil and gas properties, land lease and drilling rights. We will capitalize only the expenses associated with successfully locating new oil and natural gas resources. For unsuccessful (or "dry hole") results, the associated operating costs are immediately charged against revenue for that period.

Going Concern

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred recurring operating losses, had negative operating cash flows and has not generated any significant revenues in the recent fiscal year(s).In addition, the Company has had a deficit accumulated of $568,000 at December 31, 2013. These factors raise substantial concerns about the Company's ability to continue as a going entity beyond 2016 without the needed funds to start the drilling and production program

The Company's continuation as a going concern is dependent on attaining profitable operations, restructuring its financial obligations, and obtaining additional outside financing. The Company has funded losses from operations primarily from the issuance of debt and the issuance of capital stock. The Company believes that the issuance of debt and the sale of capital stock of the Company will continue to fund operating losses in the short-term until the Company can generate revenues sufficient to funds its operations.

Cash

Currently the Company holds no cash. Historically, cash has been held in checking and savings accounts.

Additional Capitalization

During the period of January 1, 2013 to December 31, 2013, Weslie W Johnson capitalized the Company with an additional $10,000.

Conversion to C-Corp

On September 4, 2013 Remington Energy Group LLC was converted to a C-Corp to achieve additional funding.

Income Taxes

With the conversion to a C-Corp the Company is now a stand alone entity and will be taxed accordingly.

Shareholder Salaries

Any salaries/wages earned from the Company will be deferred until the Company generates income to pay such salaries/wages. These salaries/wages will incur an interest of 10% until paid.

Concentrations of Credit Risk

REMINGTON ENERGY GROUP LLC
PRE-FUNDING BALANCE SHEET
DECEMBER 31, 2012

ASSETS			
Current Assets			
Cash		$	60
Accounts Receivable		$	-
Inventory		$	-
Prepaid Expenses		$	-
Partner Receivable		$	25,000
Short-Term Investments		$	-
	Total Current Assets	$	25,060
Fixed (Long-Term) Assets			
Long-Term Investments		$	-
Property & Equipment		$	2,400
	Total Fixed Assets	$	2,400
Other Assets			
Deferred Income Tax		$	-
Land Lease Rights		$	-
	Total Other Assets		
TOTAL ASSETS		$	27,460
LIABILITIES & OWNER'S EQUITY			
Current Liabilities			
Accounts Payable		$	-
Accrued Interest		$	-
Accrued Salaries & Wages		$	25,000
Current Portion of Long-Term Debt		$	-
Income Taxes Payable		$	-
Short-Term Loans		$	-
Unearned Revenue		$	-
	Total Current Liabilities	$	25,000
Long-Term Liabilities			
Long- Term Debt		$	-
Deferred Income Tax		$	-
	Total Long-Term Liabilities	$	-
Owner's Equity			
Owner's Investment		$	-
Net Income (Loss)		$	(4,140)
Partners Capital		$	6,600
	Total Owner's Equity	$	2,460
Total Liabilites and Owner's Equity		$	27,460

I certifiy this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

REMINGTON ENERGY GROUP LLC
PROFIT LOSS STATEMENT
FOR THE PERIOD OF INCEPTION (March 27, 2012) TO DECEMBER 31, 2012

			12/31/2012
INCOME			
Sales		$	-
	TOTAL INCOME	$	-
EXPENSES			
Bank Fees		$	-
License & Corporation Fees		$	400
Office Equipment			
Office Supplies		$	120
Oil Land & Lease Expense		$	-
Postage		$	-
Professional Fees			
Accounting		$	-
Legal		$	500
Promotion		$	-
Rent		$	-
Telephone		$	800
Travel and Entertainment		$	2,320
Website Fees		$	-
	TOTAL EXPENSES	$	4,140
NET INCOME (LOSS)		$	(4,140)

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

NOTE: 1) Remington Energy Group LLC was formed on March 27, 2012
2) No income 2012

See Notes to Financial Statements

Remington Energy Group LLC
STATEMENT OF CASH FLOWS
For the period of March 27, 2012 (inception) through December 31, 2012

Cash flows from operating activities:		
Net loss	$	(4,140)
Adjustments to reconcile net loss to net cash provided by operating activities:	$	(29,860)
Changes in assets and liabilities	$	27,460
Prepaid expense	$	-
Accounts payable and accrued expenses	$	-
Net cash provided by operating activities	$	(6,540)
Cash flows from investing activities:	$	-
Net cash used in investing activities	$	-
Cash flows from financing activities:		
Contributions from members	$	6,600
Loans from members	$	-
Loan repayment to members	$	-
Net cash provided by financing activities	$	-
NET INCREASE IN CASH	$	60
Cash December 31, 2012	$	60

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group LLC
Cash Reconciliation
For the Year Ended December 31, 2012

BEGINNING CASH		
Partner Capital Contribution	$	6,600
Cash Flow In	$	-
Cash Flow Out	$	(6,540)
ENDING CASH	$	60

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group LLC
STATEMENT OF MEMBER'S EQUITY
For the period of March 27, 2012 (inception) through December 31, 2012

Capital Contributions	$	6,600
Net Loss	$	(4,140)
Balance as of December 31, 2012	$	2,460

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

NOTE: Weslie W Johnson is the sole Member and
owns 100% of the LLC

See Notes to Financial Statements

REMINGTON ENERGY GROUP LLC
NOTES TO FINANCIAL STATEMENTS
For The Period of Inception (March 27, 2012) To December 31, 2012

NOTE 1: ORGANIZATION

Remington Energy Group LLC, a Nevada Limited Liability Company, (the Company) was formed on March 27, 2012. The purpose of the Company is to acquire oil and gas leases, drill for oil and gas, invest in oil and gas explorations and invest in energy related business activities.

Weslie W Johnson is the sole member, 100% owner of the company and owns all of the membership shares.

The original checking account for Remington Energy Group LLC was opened with an initial deposit of $300 and for the period of March 27, 2012 to December 31, 2012, Wes Johnson, the sole member, capitalized the company with $6,600.

Allocations of profits and losses, and cash distributions are made in accordance with the Company's Limited Liability Operating Agreement (The Agreement). The Company shall exist in perpetuity unless it is dissolved and terminated in accordance with provisions of the agreement.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and reported by its owners on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any positions in order to qualify as a pass-through entity. The Company is required to file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Member Salaries

Any salaries/wages earned from the Company will be deferred until the Company generates income to pay such salaries/wages. These wages will incur an interest of 10% until paid.

Income

There has been no income for the period of March 27, 2012 to December 31, 2012

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Remington Energy Group Corporation.

By: Its Chief Executive Officer

By: ______________________________
Name: Mr. Wes Johnson
Title: Chief Executive Officer and Sole Shareholder

By: Its Advisor (preparer of this Registration Statement)

By: ______________________________
Name: Mr. Steven J. Muehler
Title: Advisor

Signature Certificate

Document Reference: 2KGAU6J4BJIFX8IBHCSJAG

RightSignature
Easy Online Document Signing

wesremingtonenergygroup.com
Party ID: A4I7MCIX95ZJLA4XJXBC6R
IP Address: 66.215.141.6
VERIFIED EMAIL: wes@remingtonenergygroup.com

Electronic Signature:



Multi-Factor
Digital Fingerprint Checksum
b462c485049a9212407ed28f6c18a08df339c6cc

Alternative Securities Markets Group
Party ID: 8L6Z46INU5ZL7DMVE258L2
IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature:



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Digital Fingerprint Checksum
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Timestamp	Audit
2014-12-05 17:35:01 -0800	All parties have signed document. Signed copies sent to: wesremingtonenergygroup.com and Alternative Securities Markets Group.
2014-12-05 17:35:01 -0800	Document signed by wesremingtonenergygroup.com (wes@remingtonenergygroup.com) with drawn signature. - 66.215.141.6
2014-12-05 17:33:03 -0800	Document viewed by wesremingtonenergygroup.com (wes@remingtonenergygroup.com). - 66.215.141.6
2014-12-05 12:52:45 -0800	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2014-12-05 12:52:11 -0800	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2014-12-05 12:52:10 -0800	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17

This signature page provides a record of the online activity executing this contract.

EXHIBITS:

EXHIBIT	DESCRIPTION	PAGES
A	Articles of Incorporation, Conversion & Bylaws (filing)	Previously Submitted
B	Subscription Agreement (Revised Per Comments)	08
C	Investor Questionnaire and Agreement	Previously Submitted
D	ASMG FINRA Crowd Funding Web Portal Registration ASMG Registered Investment Advisor ADV 1 ASMG Registered Investment Advisor ADV 2 ASMG U10 (Series 65 Securities Law Information)	17 46 22 02
E	ASMG Listing Agreement & Investment Agreement (Revised)	26
F	ASMG Company Webpage (Edited Per Comment) – Locked until Qualification	02
G	Legal Opinion Letter	01
H	Corporate Amendment	06
I	Geologist Release Letter	01
J	Acceleration Letter (also filed by email and hand delivery)	02

EXHIBIT B

Remington Energy Group Corporation

737 James Lane

Suite 7499

Incline Village, Nevada 89450

Company Direct: (775) 671-3065

SUBSCRIPTION AGREEMENT

9% Convertible Preferred Stock Units 1 to 50,000

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the Remington Energy Group Corporation Offering Circular dated December 1st, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "Remington Energy Group Corporation" evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by Remington Energy Group Corporation Company Managers and subject to additional conditions described in the Offering Circular. I further understand that Remington Energy Group Corporation Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____________ 9% Convertible Preferred Stock Units of Remington Energy Group Corporation, with no par value per share, at a purchase price **of $100.00 (ONE HUNDRED DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $__________________).

Made _________________________________, by and between Remington Energy Group Corporation, a Nevada Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

W I T N E S E T H:

WHEREAS, the Company is offering for sale up to FIFTY THOUSAND 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Remington Energy Group Corporation, 737 James Lane, Suite 7499, Incline Village, Nevada 89450**, payable by check to the order of **Remington Energy Group Corporation** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Company Convertible Securities:** All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the

previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 3: (Shareholder Conversion Option)

- At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 4: (Optional Conversion Option)

- At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the

Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ <u>YEAR 5</u>: (Optional & Mandatory Conversion Options)

- *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

6 **<u>Notices.</u>** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Remington Energy Group Corporation, 737 James Lane, Suite 7499, Incline Village, Nevada 89450**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. If any provision of this Subscription Agreement is determined to be invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict with such applicable law and shall be deemed modified to conform with such law. Any provision of this Agreement that may be invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provision of this Agreement, and to this extent the provisions of this Agreement shall be severable.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of Nevada, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Arbitration:** Except as expressly provided in this Subscription Agreement, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Agreement or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of Nevada for agreements made in and to be performed in the state of Nevada. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court

having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing this Subscription Agreement, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

13. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

14. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

15. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- To be completed through NASAA Coordinate Review, Submission, Qualification and Registration

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Remington Energy Group Corporation

By: ____
Mr. Wes Johnson, Chief Executive Officer

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number

EXHIBIT D

FINRA

Financial Industry Regulatory Authority

Interim Form for Funding Portals

If you intend to act as a funding portal under the JOBS Act, you may voluntarily submit this form to inform us about your future funding portal business. Your voluntary submission of the requested information will help FINRA better understand the funding portal community and help us develop rules specific to funding portals. FINRA will accord confidential treatment to the information that you submit.

Although a further filing will be needed before FINRA will be able to grant you membership, we intend to prepopulate for you a future funding portal membership form with the information that you submit on this form. FINRA membership will be made available after the SEC has adopted funding portal registration and other rules, and has approved FINRA's funding portal rules.

Please feel free to supplement the information that we request on this form with any additional information that you believe would be helpful.

Please submit the form to: fundingportals@finra.org. If you have any questions, please contact us at (212) 858-4000 and select "option 5."

Contact Information

Please provide us a contact person whom we can ask follow-up questions.

Contact person

First name	Steven Joseph
Last name	Muehler
Email address	Legal@AlternativeSecuritiesMarket.com
Phone number	213-407-4386
Fax number	None

Mailing address

Company name	Alternative Securities Markets Group Corp.
Street address, line 1	4050 Glencoe Avenue
Street address, line 2	Click here to enter text.
City	Marina Del Rey
State	California
Country	Los Angeles
Postal code	90292

Information About Your Business

I. General Information

a. Full Name of Funding Portal ("FP")

Alternative Securities Market

b. Any Other Name(s) Under Which Business Is or Will Be Conducted

None

c. Business Address

4050 Glencoe Avenue, Marina Del Rey, California 90292

d. All Website Addresses Where Business Is or Will Be Conducted

http://www.AlternativeSecuritiesMarket.com

e. Legal Status of FP (*e.g.,* Corporation, Limited Liability Company ("LLC"), Partnership, Sole Proprietorship or Other)

California Stock Corporation

f. State/Country of Formation

California

g. Date of Formation

October 2014

II. Ownership

a. Please use the schedule below to identify the *direct* owners of the FP. Please include, as applicable:

i. any shareholder that directly owns 5 percent or more of a class of a voting security of the FP, unless the FP is a public reporting company (that is, subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934 (the "Act"));

ii. all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5 percent or more of the partnership's capital;

iii. any trust, and each trustee, that directly owns 5 percent or more of a class of voting security of the FP, or has the right to receive upon dissolution, or has contributed, 5 percent or more of the FP's capital; and

iv. all members of an FP that is a LLC that have the right to receive upon dissolution, or have contributed, 5 percent or more of the LLC's capital.

b. Please use the schedule below to identify the *indirect* owners of the FP. Regarding each direct owner provided in response to the above question, please complete the schedule below as follows:
    i. in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25 percent or more of a class of a voting security of that corporation; (Note: For purposes of this schedule, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security);
    ii. in the case of an owner that is a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25 percent or more of the partnership's capital;
    iii. in the case of an owner that is a trust, the trust and each trustee; and
    iv. in the case of an owner that is an LLC , (i) those members that have the right to receive upon dissolution, or have contributed, 25 percent or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

(Note: Continue up the chain of ownership listing all 25 percent owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Act) is reached, no further ownership information up the chain is required.)

Full Legal Name	Domestic or Foreign Entity or Individual	Entity in Which Interest Owned	Percentage of Interest in Entity Owned	CRD number, SSN or Tax ID
Mr. Steven Joseph Muehler, Founder & Chief Executive Officer	Individual	Alternative Securities Markets Group Corporation	100%	47-2050153
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(If additional space is needed, please submit a separate document as an additional attachment containing the information and identifying the question to which the information pertains.)

c. Identify (i) all subsidiaries of the FP and (ii) any affiliated entities with which the FP will engage in a business relationship in connection with its funding portal activities. Please identify any of these entities that are broker-dealers.

None

III. Funding

a. Source of Funding

Please identify below all contributions of equity capital or debt financing made to the FP's business.

Date	Name of Source	Recipient	Amount	Type (Equity or Debt)
October 2014	Mr. Steven J. Muehler	Alternative Securities Markets Group Corporation	$10,000 opening balance	Equity
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(If additional space is needed, please submit a separate document as an additional attachment containing the information and identifying the question to which the information pertains.)

IV. Management and Disclosure

a. Please identify by name, title and, if applicable, CRD number, each person associated with the FP who is or will be engaged in the management, direction or supervision of the FP's business.

Mr. Steven Joseph Muehler, Founder and Chief Executive Officer

b. Statutory Disqualifications

Is the FP or any person identified in response to questions II.a. or IV.a. subject to statutory disqualification pursuant to Section 3(a)(39) of the Act? (FINRA notes that we may expand this question to include additional persons in the future funding portal membership form.)

☐ Yes X No

[If 'Yes' indicated above] As applicable to the FP and each person, identify the nature of the disqualifying event, provide CRD number (if applicable) and describe the anticipated role with the FP.

None

c. Other Disclosure History (FINRA notes that we may expand this question to include additional persons and events in the future funding portal membership form.)
Is or has the FP or any person identified in response to questions II.a. or IV.a. been the subject of the following (or is any of the following otherwise true with respect to the FP or such person(s) identified): (i) any permanent or temporary adverse action by a state or federal authority, or a self-regulatory organization, with respect to a registration or licensing determination regarding the FP or any person identified in response to questions II.a. or IV.a.; (ii) a pending, adjudicated or settled regulatory action or investigation by the SEC, the CFTC, a federal, state or foreign regulatory agency, or a self-regulatory organization; (iii) an adjudicated or settled investment-related private civil action for damages or an injunction; (iv) a criminal action (other than a minor traffic violation) that is pending, adjudicated, or that has resulted in a guilty or no contest plea; (v) the FP or any person identified in response to questions II.a. or IV.a. is subject to unpaid arbitration awards, other adjudicated customer awards, or unpaid arbitration settlements; (vi) any person identified in response to questions II.a. or IV.a. was terminated for cause or permitted to resign after an investigation of an alleged violation of a federal or state securities law, a rule or regulation thereunder, a self-regulatory organization rule or an industry standard of conduct; or (vii) a state or federal authority or self-regulatory organization has imposed a remedial action, such as special training, continuing education requirements, or heightened supervision, on any person identified in response to questions II.a. or IV.a..

X Yes ☐ No

[If 'Yes' indicated above] As applicable to the FP and each person identified, provide CRD number (if applicable), the person's role with the FP and a description of the event(s).

Mr. Steven Joseph Muehler - See attached "California Cease and Desist" order and the Notes on Page 1 and the Underlined Section on the Second to Last Page.

V. Business Relationships, Business Model and Compensation

a. Certain Business Relationships
Please describe all business and contractual relationships the FP will maintain, as applicable, with the following:
   i. Escrow agents, transfer agents, and custodians of investor funds and securities
   ii. Securities brokers and dealers
   iii. Recordkeeping

See Attachments: 1. Business Description 2. U.S. Investor Suitability Questionnaire

3. Non-U.S. Investor Suitability Questionnaire 4. Institutional Investor Questionnaire

b. Please describe the FP's business model (*e.g.*, the types of securities to be presented to investors, any limitations on the types of issuers, how issuers will be presented to investors).

See Attachment 1. Business Description 2. U.S. Investor Suitability Questionnaire 3. Non-U.S. Investor Suitability Questionnaire 4. Institutional Investor Questionnaire

c. Please describe the forms and sources of compensation that the FP and persons associated with the FP expect to receive (*e.g.*, transaction-based, referral-based, flat fee, from issuers, from investors).

See Attached Business Description

d. Do you plan to use any pre-dispute arbitration agreements?

X Yes ☐ No

e. Please describe how the FP addresses the requirements for funding portals under the JOBS Act. In particular, please describe how the FP would (i) address investor education; (ii) take measures to reduce the risk of fraud with respect to funding portal transactions; (iii) ensure adherence to the aggregate selling limits; and (iv) protect the privacy of information collected from investors.

See attachments: 1. Business Description 2. U.S. Investor Suitability Questionnaire 3. Non-U.S. Investor Suitability Questionnaire 4. Institutional Investor Questionnaire

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Financial Industry Regulatory Authority
CrowdFunding Web Portal Registration
1735 K Street
Washington, D.C. 20006

Dear FINRA;

Enclosed you will find a Pre-CrowdFunding Web Portal Registration for "Alternative Securities Markets Group Corporation" (www.AlternativeSecuritiesMarket.com). Also part of this submission, you will find the "Registered Investment Advisor" ADV 1 & 2 for the "Alternative Securities Markets Group Corporation" and Mr. Steven J. Muehler. The Alternative Securities Markets Group Corporation is currently in the process of filing as a Five State Registered Investment Advisory Firm. Mr. Muehler is currently scheduled to take the Series 65 Securities Law Exam in late November or early December 2014.

The Alternative Securities Market ("ASM") aims to be the First CrowdFunding Primary and Secondary Market for Regulation A Securities. The Alternative Securities Market is a ***Private***, Transparent Equity and Debt Marketplace that offers market participants a comprehensive range of services to meet both the the needs of issuers and investors. These services include a facility for "Direct Initial Public Offerings" for Qualified Regulation A Securities, Self-Directed IRAs, as well as a Private Secondary Resale Facility for the resale of Regulation A Securities (The "Ebay Style" Secondary Market is a portal where a Seller can post an "ask", and a Buyer can post a "Bid" to buy. The communications are only between a seller and a buyer. All sales are ONLY directly between a buyer and a seller. A seller pays a posting fee at the time of posting the ASK. There are no sales compensations).

The Alternative Securities Markets Group Corporation ("ASMG") is the operator of the Alternative Securities Market.

There are four market segments of the Alternative Securities Market:

1. *ASM Venture Market:*
   a. U.S. & Canadian Companies Only
   b. Securities are issued pursuant to Regulation A and Regulation S
   c. Minimum Offering: $100,000
   d. Maximum Offering: $1,000,000
   e. Equity, Debt (asset backed) & Convertible Preferred
   f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
   g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market
2. *ASM Main Market:*
   a. U.S. & Canadian Companies Only
   b. Securities are issued pursuant to Regulation A and Regulation S
   c. Minimum Offering: $1,000,001
   d. Maximum Offering: $5,000,000
   e. Maximum Offering: upon enactment of Regulation A Plus, Tier II, the maximum Offering will increase to $50,000,000
   f. Equity, Debt (asset backed) & Convertible Preferred
   g. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
   h. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market
3. *ASM Global Private Market:*
   a. U.S., Canadian & International Companies
   b. Securities are issued pursuant to Regulation D Rule 506
   c. Minimum Offering: $1,000,000
   d. Maximum Offering: No Maximum
   e. Equity, Debt (asset backed) & Convertible Preferred (others may be considered)
   f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
   g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market

4. *ASM Pooled Funds Market:*
   a. Private Pooled Investment Funds (Real Estate Funds, Private Equity Funds, Hedge Funds, Etc.)
   b. Securities Issued pursuant to Regulation D or Regulation A (if available)
   c. Minimum Offering: $100,000
   d. Maximum Offering: $No Maximum
   e. Equity, Debt and Convertible Preferred (others may be considered)
   f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
   g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market

Mandatory Public Reporting Requirements for Companies listed on the Alternative Securities Markets Group are listed starting at the bottom of this page. Though these requirements may differ from those required of the Securities & Exchange Commission or by any State Securities Regulator, it is the Alternative Securities Markets Group Corporation's determination that these mandatory public reporting requirements are in the best interest of the investing public, and are mandatory for all companies listed on the Alternative Securities Market. The Alternative Securities Markets Group Corporation's policy is not to engaged or list any company on the Alternative Securities Market that does not fully agree to, and keep current on the below public reporting requirements. Any company who fails to supply the below listed public reporting items, shall be '*delisted*' from the Alternative Securities Market and that Company's unrestricted securities held by investors, will not be allowed to be posted on the Alternative Securities Markets Group Secondary Resale Market ("*Alternative Securities Markets Group's Securities Clearinghouse*").

The Alternative Securities Markets Group's Securities Clearinghouse is essentially an "Ebay Style" of an online auction board where a holder of an unrestricted security of a company ***listed on the Alternative Securities Market*** can post an "*ask*" for the sale of shares, and a potential buyer can post a "*bid*" to buy the shares. The transaction is ***ONLY*** between a seller and a buyer, and a seller pays a nominal fee to post an "*ask*" on the "*Alternative Securities Markets Group's Securities Clearinghouse*". There are no sales commissions or "*spreads*" paid to the Alternative Securities Markets Group Corporation, and trades are only closed during a two hour window per week, which will be part of the Company's weekly "*concentrated trade volume*" (*though "asks" can be posted 24/7, and "bids" can be submitted 24/7*). The Alternative Securities Markets Group Corporation's only compensation is from the seller, and that is paid at the time of the seller posting the "*ask*", it is not dependent on whether the seller is successful in selling their securities or not. There is no compensation paid by the buyer.

The Mandatory Public Reporting Requirements of all Companies listed on the Alternative Securities Market are as follows:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements.

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

The Alternative Securities Markets Group is further broken-down in EIGHTEEN MARKET SEGMENTS. Each of the below Market Segments were formed to: (1) operate as both an Independent Primary and Secondary Market Segment of the Alternative Securities Market for the Direct Initial Public Offering of Securities to the investing public and for the establishment of a Secondary Resale / Trading market for the direct resale of securities for companies listed on the Alternative Securities Market and current on all public reporting requirements., and (2) to act as a Private Equity Capital Partner to early and growth stage companies listed on one of the below listed market segments.

1. The Alternative Securities Markets Group Aviation and Aerospace Market
2. The Alternative Securities Markets Group Biofuels Market
3. The Alternative Securities Markets Group California Water Rights Market
4. The Alternative Securities Markets Group Commercial Mortgage Clearinghouse
5. The Alternative Securities Markets Group Energy Market
6. The Alternative Securities Markets Group Entertainment and Media Market
7. The Alternative Securities Markets Group Fashion & Textiles Market
8. The Alternative Securities Markets Group Financial Services Market
9. The Alternative Securities Markets Group Food and Beverage Market
10. The Alternative Securities Markets Group Hotel and Hospitality Market
11. The Alternative Securities Markets Group Life Settlement Market
12. The Alternative Securities Markets Group Medical Device and Pharmaceuticals Market
13. The Alternative Securities Markets Group Mining & Mineral Rights Market
14. The Alternative Securities Markets Group Oil and Natural Gas Market
15. The Alternative Securities Markets Group Residential Mortgage Clearinghouse
16. The Alternative Securities Markets Group Restaurant and Nightclub Market
17. The Alternative Securities Markets Group Retail and E-Commerce Market
18. The Alternative Securities Markets Group New Technologies Market

Each of the above are Limited Liability Companies (*either existing or pending registration*) of the Alternative Securities Markets Group Corporation. Each of the above LLCs make "*micro investments*" in each company listed on its Market Segment. These "*micro investments*" in each Company are made through the payment of State or Federal Fees and/or services rendered. These fees and/or services are detailed below (*but are not limited to*):

1. SEC Form 1-A Legal Drafting and Legal Compliance - $2,750
2. SEC CIK Number Issuance - $0.00
3. International Stock Identification Number: $500

4. SEC Form 1-A Filing with the SEC (each submission of seven copies, includes: printing, binding, binding materials, paper materials, ink / toner and postage): $50
5. NASAA Coordinated Review Submission - $450 for NINE States
6. State Registration and Filing Fees for Direct Initial Public Offering:
    a. California: $200 plus 1/5 of 1% of the Offering
    b. New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)
    c. Florida: $1,000
    d. Texas: $100 plus 1/10th of 1% of the Offering
    e. New Jersey: $1,000
    f. Pennsylvania: $500 Plus 1/20th of 1% of the Offering
    g. Nevada: 0.02% of the Offering (Min: $200 / Max: $2,000)
    h. Arizona: 1/10th of 1% of the Offering (Min: $200 / Max: $2,000)

NOTE: The costs detailed above are either earned or paid by the Alternative Securities Markets Group Corporation, and are considered a debt of the Company. The Company issues a "Debt Note" to the Alternative Securities Markets Group Corporation upon each expenditure, or at qualification of the Regulation A by the SEC. Each debt note shall have an annualized rate of interest of 12%, with no monthly interest payments due, and all debt notes have a maturity of twelve months from the date of issuance. The Alternative Securities Markets Group recovers these expenditures from the "*Cost of Offering*" of each Company's Public Offering, and debt notes are paid as the Company gains capitalization on the Alternative Securities Market. If after 365 days from the date of issue, if any debt notes have not been paid in full (repurchased by the Company) from the "*costs of offering proceeds*", the entire debt note shall be voided and no further attempts to collect the funds will be made by the Alternative Securities Markets Group.

NOTE: Though the Company's on the Alternative Securities Market estimate a "Cost of Offering" of roughly 5% of offering amount, ABSOLUTELY NONE OF THESE FUNDS ABOVE THOSE POSTED ABOVE ARE PAID TO THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION OR ANY AFFILIATES OR SUBSIDIARIES OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION. It is estimated that Company legal fees, Company accounting expenses, Company Marketing and Advertising expenses 'could' potentially reach 5% of the gross offering amount. All of the costs and fees are at the discretion of the Company, and not the Alternative Securities Markets Group.

Alternative Securities Markets Group's Compensation:

- All companies pay a monthly "Public Reporting fee" to the Alternative Securities Markets Group per month. This monthly revolving fee is between $35 and $75 per month. This fee starts at the execution of the agreement and continues until the company is quoted on an OTC Market or a Regulated Stock Market, chooses to leave the Alternative Securities Market.
    - This Monthly Fee is paid for the following services:
        - Public Reporting of the Company's Monthly, Quarterly, Annual and other periodic reports
        - Company Listing on the Alternative Securities Market
        - Ensuring the Company's "Back Office" page is current and correct
- The Alternative Securities Markets Group Corporation, or a Market Segment Subsidiary, receives a fully diluted equity potion in each Company listed on the Alternative Securities Market. In lieu of charging each company $15,000 to $50,000 for services to be rendered, it is the position of the Alternative Securities Markets Group that cash liquidity is essential to health of each company listed on the Alternative Securities Market, and has chosen to take an equity position in each company as opposed to burdening each of our early stage and growth stage companies with a heavy financial burden. The diluted equity position in each company ranges from 1% to 5% depending on many varying factors.
- Debt Investment interest made in each company during the registration process of the Regulation A is detailed earlier in this document.

What the Alternative Securities Market does and does not do:

DOES (for the Company):

- Prepares all Regulation A SEC submissions on SEC Form 1-A
- Prepares and Submits SEC Form ID for SEC Edgar Access and CIK Number

- Assists Companies in all responses to comments received on Regulation A Submissions
- Lists the Company's general company and offering details on the appropriate Alternative Securities Market Tier and Market Segment
- Provides an online PDF copy of the current Regulation A submission along with a link to the Company's SEC Edgar page.
- Provides an online subscription agreement (username and password protected, and only made available to investors who have completed the Alternative Securities Markets Group Investor qualification questionnaire. NOTE: No member of the Alternative Securities Markets Group is able to accept any subscription agreements. ONLY the Investor and a member of the Company can sign and accept a subscription agreement).
- Provides all companies with a " Username and Password Protected Securities Compliance Back Office" that contains (but is not limited to):
    - Copies of all State, Federal and International Securities Filings
        - SEC Filings
        - NASAA / State Filings
    - Copies of all Subscription Agreements Completed
    - Copies of Investment Wires or Checks (these are provided to ASMG by the Company)
    - Excel Spreadsheet detailed current and past shareholder of the Company, number of units owned, amounts paid

DOES NOT ***(for the Company):***

- No Member of the Alternative Securities Markets Group in any way promotes or solicits investments for Companies listed on the market.
- No Member of the Alternative Securities Markets Group distributes an Investment Prospectus for a company.
- No Member of the Alternative Securities Markets Group speaks to an investor about a particular company's securities or offerings. If ASMG is contacted by a Potential Investor or Investor wishing to speak about a particular offering or inquiring details about a company listed on the Alternative Securities Market, the Investors or Potential Investors are forwarded to a representative of the Company. The Alternative Securities Markets Group Corporation is an equitable interest owner in each company listed on the Alternative Securities Market (in exchange for the services detailed above), it, nor any of its members or affiliates, engage in any conversations about the Companies listed on the Alternative Securities Market or their securities. The only interaction the Alternative Securities Markets Group Corporation provides is online content about a company and their offerings, and a link to the Company's SEC Form 1-A (Regulation A) filings and subscription agreement.
- Does not act as an escrow company, and NEVER has any access to any investor funds for the Company. All investor funds are deposited directly into the Company's bank account (Investor to Company Direct).
- We do not Give any legal advice.
- We Do Not Advertise a Company or their Offerings! All marketing and advertisements paid for by the Alternative Securities Markets Group Corporation are ONLY for the promotion of the Alternative Securities Market and its services to investors. Any marketing or advertising done that promotes a company or their offerings is completed by the Company and paid by with their funds. The Alternative Securities Markets Group does provide "Preferred Media Partner Contacts" with members of print, digital, and broadcast media professionals with whom we have an existing relationship. The Alternative Securities Markets Group Corporation in no way is compensated for these referrals by the Company or by the Advertising Company.

DISCLAIMER IN ALL MARKETING PIECES TO COMPANIES SEEKING CAPITAL:

"The Alternative Securities Markets Group IN NO WAY accepts any form of cash commission or successful funding fees for the sale of any securities. No member of Alternative Securities Markets Group (or any subsidiaries) will in any way accept and fees related to the sale of any securities. No member of Alternative Securities Group (or any subsidiaries) will in any way market, advertise or solicit an investment from an investor for your Company. All Alternative Securities Markets Group's marketing and advertising efforts are made to attract private and institutional investors to the Alternative Securities Market. The Alternative Securities Market does issue press releases and alerts to "market participants" when a new company is listed, and about certain news related events about a Company through our News Wire Service, but we DO NOT in any way make any direct attempts to sell, or make an offer to sell any securities of the Company. All interactions with an investor regarding a Company's securities are between a "seller" (issuer or holder of a stock) and a "buyer". ALL INVESTORS FUNDS GO DIRECTLY TO THE SELL OF A SECURITY, NEVER TO THE ALTERNATIVE SECURITIES MARKETS GROUP!

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Thank you for taking the time to review this entire document describing the relationship between the Alternative Securities Market and the Company.

Thank you,

Steven J. Muehler

Mr. Steven J. Muehler
Founder and Chief Executive Officer
Alternative Securities Markets Group
9107 Wilshire Blvd.
Beverly Hills, California 90210
Direct: (213) 407-4386
Email: Legal@ASMMarketsGroup.com
Web: http://www.AlternativeSecuritiesMarket.com

STATE OF CALIFORNIA

BUSINESS, TRANSPORTATION AND HOUSING AGENCY

DEPARTMENT OF CORPORATIONS

TO: **Steven J. Muehler**
LA Investment Capital, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4139 Via Marina, Suite 1208
Marina Del Rey, California 90292

LA Investment Capital Alternative Investment Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital BioFuels Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90292

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital Energy Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital Entertainment & Media Fund, LLC – Not operating Does not Exist
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

LA Investment Capital Oil & Natural Gas Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

LA Investment Capital Real Estate Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

///

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DESIST AND REFRAIN ORDER

(For violations of section 25110 of the Corporations Code)

The California Corporations Commissioner finds that:

1. At all relevant times, LA Investment Capital, LLC ("LA Investment Capital"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4139 Via Marina, Suite 1208, Marina Del Rey, California. LA Investment Capital was a purported Los Angeles-based high-performance, commercial real estate, energy, biofuels, oil and natural gas investment banking firm. LA Investment Capital acted as the managing member of several private equity funds, named below.

2. Steven J. Muehler ("Muehler") was the founder of LA Investment Capital.

3. LA Investment Capital maintained a website at www.lainvestmentbanc.com.

4. At all relevant times, LA Investment Capital Alternative Investment Fund I, LLC ("Alternative Investment Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. Alternative Investment Fund was an investment fund formed for the purpose of operating as an early and growth stage worldwide mining and mineral rights investment. The Alternative Investment Fund was to act as a private equity provider to small and middle market worldwide mining and mineral rights companies throughout the United States. According to its offering materials, LA Investment Capital acted as Alternative Investment Fund's managing member.

5. At all relevant times, LA Investment Capital BioFuels Fund I, LLC ("BioFuels Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. BioFuels Fund was an investment fund formed for the purpose of operating as an early and growth stage biofuels investment. The BioFuels Fund was to act as a private equity provider to small and middle market biofuels companies throughout the United States. According to its offering materials, LA Investment Capital acted as the BioFuels Fund's managing member.

6. At all relevant times, LA Investment Capital Energy Fund I, LLC ("Energy Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly

Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. Energy Fund was an investment fund formed for the purpose of operating as an early and growth stage green energy investment. The Energy Fund was to act as a private equity provider to small and middle market green energy companies throughout the United States. According to its offering materials, LA Investment Capital acted as the Energy Fund's managing member.

7. At all relevant times, LA Investment Capital Entertainment & Media Fund, LLC ("Entertainment & Media Fund"), a purported California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California. Entertainment & Media Fund was an investment fund formed for the purpose of operating as an early and growth stage entertainment investment. The Entertainment & Media Fund was to act as a private equity provider to small and middle market entertainment companies throughout Los Angeles. According to its offering materials, LA Investment Capital acted as the Entertainment & Media Fund's managing member.

8. At all relevant times, LA Investment Capital Oil & Natural Gas Fund I, LLC ("Oil & Natural Gas Fund"), a purported California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California. Oil & Natural Gas Fund was an investment fund formed for the purpose of operating as an early and growth stage oil and natural gas investment. The Oil & Natural Gas Fund was to act as a private equity provider to small and middle market oil and natural gas companies throughout the United States. According to its offering materials, LA Investment Capital acted as the Oil & Natural Gas Fund's managing member.

9. At all relevant times, LA Investment Capital Real Estate Fund I, LLC ("Real Estate Fund"), a purported Nevada limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California. Real Estate Fund was an investment fund formed for the purpose of operating as an early and growth stage real estate investment. The Real Estate Fund was to act as a private equity provider to small and middle market real estate companies throughout the United States. According to its offering materials, LA Investment Capital acted as the Real Estate Fund's managing member.

///

10. Beginning in at least January 2010, Muehler and LA Investment Capital offered interests in limited liability companies and/or investment contracts to at least one California investor in the form of "membership units" in LA Investment Capital and the Alternative Investment Fund, BioFuels Fund, Energy Fund, Entertainment & Media Fund, Oil & Natural Gas Fund, and the Real Estate Fund.

11. Muehler and LA Investment Capital solicited the investor by means of the Internet.

12. These membership units were offered in this state in issuer transactions. The Department of Corporations has not issued a permit or other form of qualification authorizing any person to offer or sell these securities in this state.

Based upon the foregoing findings, the California Corporations Commissioner is of the opinion that these interests in limited liability companies, investment contracts and/or membership units are subject to qualification under the California Corporate Securities Law of 1968 and are being or have been offered without first being qualified. Pursuant to Section 25532 of the Corporate Securities Law of 1968, Steven J. Muehler; LA Investment Capital, LLC; LA Investment Capital Alternative Investment Fund I, LLC; LA Investment Capital BioFuels Fund I, LLC; LA Investment Capital Energy Fund I, LLC; LA Investment Capital Entertainment & Media Fund, LLC; LA Investment Capital Oil & Natural Gas Fund I, LLC; and LA Investment Capital Real Estate Fund I, LLC are hereby ordered to desist and refrain from the further offer or sale of securities, in the State of California, including but not limited to interests in limited liability companies, investment contracts, and/or membership units unless and until qualification has been made under said law or unless exempt.

///

///

///

This Order is necessary, in the public interest, for the protection of investors and consistent with the purposes, policies, and provisions of the Corporate Securities Law of 1968.

Dated: August 25, 2010
Los Angeles, California

PRESTON DuFAUCHARD
California Corporations Commissioner

By ______________________________
ALAN S. WEINGER
Deputy Commissioner
Enforcement Division

FORM ADV (Paper Version)

- **UNIFORM APPLICATION FOR INVESTMENT ADVISER REGISTRATION AND**
- **REPORT BY EXEMPT REPORTING ADVISERS**

PART 1A

WARNING: Complete this form truthfully. False statements or omissions may result in denial of your application, revocation of your registration, or criminal prosecution. You must keep this form updated by filing periodic amendments. See Form ADV General Instruction 4.

Check the box that indicates what you would like to do (check all that apply):

SEC or State Registration:

☐ Submit an initial application to register as an investment adviser with the SEC.
☒ Submit an initial application to register as an investment adviser with one or more states.
☐ Submit an *annual updating amendment* to your registration for your fiscal year ended ________.
☐ Submit an other-than-annual amendment to your registration.

SEC or State Report by *Exempt Reporting Advisers*:

☐ Submit an initial report to the SEC.
☐ Submit a report to one or more *state securities authorities*.
☐ Submit an *annual updating amendment* to your report for your fiscal year ended ________.
☐ Submit an other-than-annual amendment to your report.
☐ Submit a final report.

Item 1 Identifying Information

Responses to this Item tell us who you are, where you are doing business, and how we can contact you.

A. Your full legal name (if you are a sole proprietor, your last, first, and middle names):
Muehler, Steven Joseph

B. Name under which you primarily conduct your advisory business, if different from Item 1.A.
Alternative Securities Markets Group Corporation

List on Section 1.B. of Schedule D any additional names under which you conduct your advisory business.

C. If this filing is reporting a change in your legal name (Item 1.A.) or primary business name (Item 1.B.), enter the new name and specify whether the name change is of ☐ your legal name or ☐ your primary business name:

____

D. (1) If you are registered with the SEC as an investment adviser, your SEC file number: 801-__________

(2) If you report to the SEC as an *exempt reporting adviser*, your SEC file number: 802-__________

E. If you have a number ("*CRD* Number") assigned by the *FINRA's CRD* system or by the IARD system, your *CRD* number: __________

If your firm does not have a CRD number, skip this Item 1.E. Do not provide the CRD number of one of your officers, employees, or affiliates.

F. *Principal Office and Place of Business*

(1) Address (do not use a P.O. Box):

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey | California | 90292
(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ☑

List on Section 1.F. of Schedule D any office, other than your principal office and place of business, at which you conduct investment advisory business. If you are applying for registration, or are registered, with one or more state securities authorities, you must list all of your offices in the state or states to which you are applying for registration or with whom you are registered. If you are applying for SEC registration, if you are registered only with the SEC, or if you are reporting to the SEC as an exempt reporting adviser, list the largest five offices in terms of numbers of employees.

(2) Days of week that you normally conduct business at your *principal office and place of business*:

☑ Monday - Friday ☐ Other: 8:30AM to 5:00 PM PST

Normal business hours at this location: ______

(3) Telephone number at this location: 213-407-4386
(area code) (telephone number)

(4) Facsimile number at this location: ______
(area code) (facsimile number)

G. Mailing address, if different from your *principal office and place of business* address:

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey | CA | 90292
(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ☐

H. If you are a sole proprietor, state your full residence address, if different from your *principal office and place of business* address in Item 1.F.:

______
(number and street)

______
(city) (state/country) (zip+4/postal code)

I. Do you have one or more websites? Yes ■ No ☐

If "yes," list all website addresses on Section 1.I. of Schedule D. If a website address serves as a portal through which to access other information you have published on the web, you may list the portal without listing addresses for all of the other information. Some advisers may need to list more than one portal address. Do not provide individual electronic mail (e-mail) addresses in response to this Item.

J. Provide the name and contact information of your Chief Compliance Officer: If you are an *exempt reporting adviser*, you must provide the contact information for your Chief Compliance Officer, if you have one. If not, you must complete Item 1.K. below.

Mr. Steven Joseph Muehler
(name)

Chief Executive Officer
(other titles, if any)

213 407-4386
(area code) (telephone number) (area code) (facsimile number)

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey California 90292
(city) (state/country) (zip+4/postal code)

Legal@AlternativeSecuritiesMarket.com
(electronic mail (e-mail) address, if Chief Compliance Officer has one)

K. Additional Regulatory Contact Person: If a person other than the Chief Compliance Officer is authorized to receive information and respond to questions about this Form ADV, you may provide that information here.

Mr. Steven Joseph Muehler
(name)

Chief Executive Officer
(titles)

213 407-4386
(area code) (telephone number) (area code) (facsimile number)

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey California 90292
(city) (state/country) (zip+4/postal code)

Legal@AlternativeSecuritiesMarket.com
(electronic mail (e-mail) address, if contact person has one)

L. Do you maintain some or all of the books and records you are required to keep under Section 204 of the Advisers Act, or similar state law, somewhere other than your *principal office and place of business*?

Yes ☐ No ■

If "yes," complete Section 1.L. of Schedule D.

M. Are you registered with a *foreign financial regulatory authority*? Yes ☐ No ■

Answer "no" if you are not registered with a foreign financial regulatory authority, even if you have an affiliate that is registered with a foreign financial regulatory authority. If "yes," complete Section 1.M. of Schedule D.

N. Are you a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934?

Yes ☐ No ■

If "yes," provide your CIK number (Central Index Key number that the SEC assigns to each public reporting company): ______________

O. Did you have $1 billion or more in assets on the last day of your most recent fiscal year?

Yes ☐ No ■

P. Provide your *Legal Entity Identifier* if you have one: ______________

A *legal entity identifier* is a unique number that companies use to identify each other in the financial marketplace. In the first half of 2011, the *legal entity identifier* standard was still in development. You may not have a *legal entity identifier*.

Item 2

SEC Registration

Responses to this Item help us (and you) determine whether you are eligible to register with the SEC. Complete this Item 2.A. only if you are applying for SEC registration or submitting an *annual updating amendment* to your SEC registration.

A. To register (or remain registered) with the SEC, you must check **at least one** of the Items 2.A.(1) through 2.A.(12), below. If you are submitting an *annual updating amendment* to your SEC registration and you are no longer eligible to register with the SEC, check Item 2.A.(13). Part 1A Instruction 2 provides information to help you determine whether you may affirmatively respond to each of these items.

You (the adviser):

☐ (1) are a **large advisory firm** that either:

(a) has regulatory assets under management of $100 million (in U.S. dollars) or more, or

(b) has regulatory assets under management of $90 million (in U.S. dollars) or more at the time of filing its most recent *annual updating amendment* and is registered with the SEC;

☐ (2) are a **mid-sized advisory firm** that has regulatory assets under management of $25 million (in U.S. dollars) or more but less than $100 million (in U.S. dollars) and you are either:

(a) not required to be registered as an adviser with the *state securities authority* of the state where you maintain your *principal office and place of business*, or

(b) not subject to examination by the *state securities authority* of the state where you maintain your *principal office and place of business*;

*Click **HERE** for a list of states in which an investment adviser, if registered, would not be subject to examination by the state securities authority.*

☐ (3) have your *principal office and place of business* **in Wyoming** (which does not regulate advisers);

☐ (4) have your *principal office and place of business* **outside the United States**;

☐ (5) are **an investment adviser (or sub-adviser) to an investment company** registered under the Investment Company Act of 1940;

☐ (6) are **an investment adviser to a company which has elected to be a business development company** pursuant to section 54 of the Investment Company Act of 1940 and has not withdrawn the election, and you have at least $25 million of regulatory assets under management;

☐ (7) are a **pension consultant** with respect to assets of plans having an aggregate value of at least $200,000,000 that qualifies for the exemption in rule 203A-2(a);

☐ (8) are a **related adviser** under rule 203A-2(b) that *controls*, is *controlled* by, or is under common *control* with, an investment adviser that is registered with the SEC, and your *principal office and place of business* is the same as the registered adviser;

If you check this box, complete Section 2.A.(8) of Schedule D.

☒ (9) are a **newly formed adviser** relying on rule 203A-2(c) because you expect to be eligible for SEC registration within 120 days;

If you check this box, complete Section 2.A.(9) of Schedule D.

☐ (10) are a **multi-state adviser** that is required to register in 15 or more states and is relying on rule 203A-2(d);

If you check this box, complete Section 2.A.(10) of Schedule D.

☐ (11) are an **Internet adviser** relying on rule 203A-2(e);

☐ (12) have **received an SEC order** exempting you from the prohibition against registration with the SEC;

If you check this box, complete Section 2.A.(12) of Schedule D.

☐ (13) are **no longer eligible** to remain registered with the SEC.

SEC Reporting by *Exempt Reporting Advisers*

B. Complete this Item 2.B. only if you are reporting to the SEC as an *exempt reporting adviser*. Check all that apply. You:

☐ (1) qualify for the exemption from registration as an adviser solely to one or more venture capital funds;

☐ (2) qualify for the exemption from registration because you act solely as an adviser to *private funds* and have assets under management in the United States of less than $150 million;

☐ (3) act solely as an adviser to *private funds* but you are no longer eligible to check box 2.B.(2) because you have assets under management in the United States of $150 million or more.

If you check box (2) or (3), complete Section 2.B. of Schedule D.

State Securities Authority Notice Filings and State Reporting by *Exempt Reporting Advisers*

C. Under state laws, SEC-registered advisers may be required to provide to *state securities authorities* a copy of the Form ADV and any amendments they file with the SEC. These are called *notice filings*. In addition, *exempt reporting advisers* may be required to provide *state securities authorities* with a copy of reports and any amendments they file with the SEC. If this is an initial application or report, check the box(es) next to the state(s) that you would like to receive notice of this and all subsequent filings or reports you submit to the SEC. If this is an amendment to direct your *notice filings* or reports to additional state(s), check the box(es) next to the state(s) that you would like to receive notice of this and all subsequent filings or reports you submit to the SEC. If this is an amendment to your registration to stop your *notice filings* or reports from going to state(s) that currently receive them, uncheck the box(es) next to those state(s).

☐ AL	☐ CT	☐ HI	☐ KY	☐ MN	☐ NH	☐ OH	☐ SC	☐ VI
☐ AK	☐ DE	☐ ID	☐ LA	☐ MS	☐ NJ	☐ OK	☐ SD	☐ VA
■ AZ	☐ DC	☐ IL	☐ ME	☐ MO	☐ NM	☐ OR	☐ TN	☐ WA
☐ AR	■ FL	☐ IN	☐ MD	☐ MT	■ NY	☐ PA	☐ TX	☐ WV
■ CA	☐ GA	☐ IA	☐ MA	☐ NE	☐ NC	☐ PR	☐ UT	☐ WI
☐ CO	☐ GU	☐ KS	☐ MI	■ NV	☐ ND	☐ RI	☐ VT	

If you are amending your registration to stop your notice filings or reports from going to a state that currently receives them and you do not want to pay that state's notice filing or report filing fee for the coming year, your amendment must be filed before the end of the year (December 31).

Item 3 Form of Organization

A. How are you organized?

■ Corporation ☐ Sole Proprietorship ☐ Limited Liability Partnership (LLP)
☐ Partnership ☐ Limited Liability Company (LLC) ☐ Limited Partnership (LP)
☐ Other (specify): ______

If you are changing your response to this Item, see Part 1A Instruction 4.

B. In what month does your fiscal year end each year? December

C. Under the laws of what state or country are you organized? California

If you are a partnership, provide the name of the state or country under whose laws your partnership was formed. If you are a sole proprietor, provide the name of the state or country where you reside.

If you are changing your response to this Item, see Part 1A Instruction 4.

Item 4 Successions

A. Are you, at the time of this filing, succeeding to the business of a registered investment adviser?

☐ Yes ■ No

If "yes," complete Item 4.B. and Section 4 of Schedule D.

B. Date of Succession: ____________
(mm/dd/yyyy)

If you have already reported this succession on a previous Form ADV filing, do not report the succession again. Instead, check "No." See Part 1A Instruction 4.

Item 5 Information About Your Advisory Business

Responses to this Item help us understand your business, assist us in preparing for on-site examinations, and provide us with data we use when making regulatory policy. Part 1A Instruction 5.a. provides additional guidance to newly formed advisers for completing this Item 5.

Employees

If you are organized as a sole proprietorship, include yourself as an employee in your responses to Item 5.A and Items 5.B.(1), (2), (3), (4), and (5). If an employee performs more than one function, you should count that employee in each of your responses to Items 5.B.(1), (2), (3), (4) and (5).

A. Approximately how many *employees* do you have? Include full- and part-time *employees* but do not include any clerical workers.

1

B.

(1) Approximately how many of the *employees* reported in 5.A. perform investment advisory functions (including research)?

1

(2) Approximately how many of the *employees* reported in 5.A. are registered representatives of a broker-dealer?

0

(3) Approximately how many of the *employees* reported in 5.A. are registered with one or more *state securities authorities* as *investment adviser representatives*?

1

(4) Approximately how many of the *employees* reported in 5.A. are registered with one or more *state securities authorities* as *investment adviser representatives* for an investment adviser other than you?

0

(5) Approximately how many of the *employees* reported in 5.A. are licensed agents of an insurance company or agency?

0

(6) Approximately how many firms or other *persons* solicit advisory *clients* on your behalf? 0

In your response to Item 5.B.(6), do not count any of your employees and count a firm only once – do not count each of the firm's employees that solicit on your behalf.

Clients

In your responses to Items 5.C. and 5.D. do not include as "clients" the investors in a private fund you advise, unless you have a separate advisory relationship with those investors.

C. (1) To approximately how many *clients* did you provide investment advisory services during your most recently completed fiscal year?

☒ 0 ☐ 1-10 ☐ 11-25 ☐ 26-100

If more than 100, how many? ______ (round to the nearest 100)

(2) Approximately what percentage of your *clients* are non-*United States persons*? 0 %

D. *For purposes of this Item 5.D., the category "individuals" includes trusts, estates, and 401(k) plans and IRAs of individuals and their family members, but does not include businesses organized as sole proprietorships.*
The category "business development companies" consists of companies that have made an election pursuant to section 54 of the Investment Company Act of 1940. Unless you provide advisory services pursuant to an investment advisory contract to an investment company registered under the Investment Company Act of 1940, check "None" in response to Item 5.D.(1)(d) and do not check any of the boxes in response to Item 5.D.(2)(d).

(1) What types of *clients* do you have? Indicate the approximate percentage that each type of *client* comprises of your total number of *clients*. If a *client* fits into more than one category, check all that apply.

	None	Up to 10%	11-25%	26-50%	51-75%	76-99%	100%
(a) Individuals (other than *high net worth individuals*)	☒	☐	☐	☐	☐	☐	☐
(b) *High net worth individuals*	☒	☐	☐	☐	☐	☐	☐
(c) Banking or thrift institutions	☒	☐	☐	☐	☐	☐	☐
(d) Investment companies	☒	☐	☐	☐	☐	☐	☐
(e) Business development companies	☒	☐	☐	☐	☐	☐	☐
(f) Pooled investment vehicles (other than investment companies)	☒	☐	☐	☐	☐	☐	☐
(g) Pension and profit sharing plans (but not the plan participants)	☒	☐	☐	☐	☐	☐	☐
(h) Charitable organizations	☒	☐	☐	☐	☐	☐	☐
(i) Corporations or other businesses not listed above	☒	☐	☐	☐	☐	☐	☐
(j) State or municipal *government entities*	☒	☐	☐	☐	☐	☐	☐
(k) Other investment advisers	☒	☐	☐	☐	☐	☐	☐
(l) Insurance companies	☒	☐	☐	☐	☐	☐	☐

(m) Other: ______	☒	☐	☐	☐	☐	☐	☐

(2) Indicate the approximate amount of your regulatory assets under management (reported in Item 5.F. below) attributable to each of the following type of *client*. If a *client* fits into more than one category, check all that apply.

	None	Up to 25%	Up to 50%	Up to 75%	>75%
(a) Individuals (other than *high net worth individuals*)	☒	☐	☐	☐	☐
(b) *High net worth individuals*	☒	☐	☐	☐	☐
(c) Banking or thrift institutions	☒	☐	☐	☐	☐
(d) Investment companies	☒	☐	☐	☐	☐
(e) Business development companies	☒	☐	☐	☐	☐
(f) Pooled investment vehicles (other than investment companies)	☒	☐	☐	☐	☐
(g) Pension and profit sharing plans (but not the plan participants)	☒	☐	☐	☐	☐
(h) Charitable organizations	☒	☐	☐	☐	☐
(i) Corporations or other businesses not listed above	☐	☐	☐	☐	☐
(j) State or municipal *government entities*	☒	☐	☐	☐	☐
(k) Other investment advisers	☒	☐	☐	☐	☐
(l) Insurance companies	☒	☐	☐	☐	☐
(m) Other: ______	☒	☐	☐	☐	☐

Compensation Arrangements

E. You are compensated for your investment advisory services by (check all that apply):

- ■ (1) A percentage of assets under your management
- ☐ (2) Hourly charges
- ☐ (3) Subscription fees (for a newsletter or periodical)
- ■ (4) Fixed fees (other than subscription fees)
- ☐ (5) Commissions
- ☐ (6) *Performance-based fees*
- ☐ (7) Other (specify): Equity CrowdFunding Securities Consultation for Investors and Issuers

Regulatory Assets Under Management

F. (1) Do you provide continuous and regular supervisory or management services to securities portfolios? ☐ Yes ■ No

(2) If yes, what is the amount of your regulatory assets under management and total number of accounts?

	U.S. Dollar Amount	Total Number of Accounts
Discretionary:	(a) $______.00	(d) ______

Non-Discretionary: (b) $____________.00 (e) ____________

Total: (c) $____________.00 (f) ____________

Part 1A Instruction 5.b. explains how to calculate your regulatory assets under management. You must follow these instructions carefully when completing this Item.

Advisory Activities

G. What type(s) of advisory services do you provide? Check all that apply.

- ■ (1) Financial planning services
- ■ (2) Portfolio management for individuals and/or small businesses
- ▣ (3) Portfolio management for investment companies (as well as "business development companies" that have made an election pursuant to section 54 of the Investment Company Act of 1940)
- ■ (4) Portfolio management for pooled investment vehicles (other than investment companies)
- ▣ (5) Portfolio management for businesses (other than small businesses) or institutional *clients* (other than registered investment companies and other pooled investment vehicles)
- ☐ (6) Pension consulting services
- ☐ (7) Selection of other advisers (including *private fund* managers)
- ■ (8) Publication of periodicals or newsletters
- ☐ (9) Security ratings or pricing services
- ☐ (10) Market timing services
- ■ (11) Educational seminars/workshops
- ☐ (12) Other (specify): Equity CrowdFunding Securities Consultation for Investors and Issuers

Do not check Item 5.G.(3) unless you provide advisory services pursuant to an investment advisory contract to an investment company registered under the Investment Company Act of 1940, including as a subadviser. If you check Item 5.G.(3), report the 811 or 814 number of the investment company or investment companies to which you provide advice in Section 5.G. of Schedule D.

H. If you provide financial planning services, to how many *clients* did you provide these services during your last fiscal year?

▣ 0 ☐ 1-10 ☐ 11-25 ☐ 26-50 ☐ 51-100 ☐ 101-250 ☐ 251 – 500
☐ More than 500 If more than 500, how many? ______ (round to the nearest 500)

In your responses to this Item 5.H., do not include as "clients" the investors in a private fund you advise, unless you have a separate advisory relationship with those investors.

I. If you participate in a *wrap fee program*, do you (check all that apply):

- ☐ (1) *sponsor* the *wrap fee program*?
- ☐ (2) act as a portfolio manager for the *wrap fee program*?

If you are a portfolio manager for a wrap fee program, list the names of the programs and their sponsors in Section 5.I.(2) of Schedule D.

If your involvement in a wrap fee program is limited to recommending wrap fee programs to your clients, or you advise a mutual fund that is offered through a wrap fee program, do not check either Item 5.I.(1) or 5.I(2).

J. In response to Item 4.B. of Part 2A of Form ADV, do you indicate that you provide investment advice only with respect to limited types of investments? ☐ Yes ☐ No

Item 6 Other Business Activities

In this Item, we request information about your firm's other business activities.

A. You are actively engaged in business as a (check all that apply):

- ☐ (1) broker-dealer (registered or unregistered)
- ☐ (2) registered representative of a broker-dealer
- ☐ (3) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
- ☐ (4) futures commission merchant
- ☐ (5) real estate broker, dealer, or agent
- ☐ (6) insurance broker or agent
- ☐ (7) bank (including a separately identifiable department or division of a bank)
- ☐ (8) trust company
- ☐ (9) registered municipal advisor
- ☐ (10) registered security-based swap dealer
- ☐ (11) major security-based swap participant
- ☐ (12) accountant or accounting firm
- ☐ (13) lawyer or law firm
- ☐ (14) other financial product salesperson (specify): __________

If you engage in other business using a name that is different from the names reported in Items 1.A. or 1.B, complete Section 6.A. of Schedule D.

B. (1) Are you actively engaged in any other business not listed in Item 6.A. (other than giving investment advice)? ■ Yes ■ No

(2) If yes, is this other business your primary business? ■ Yes ☐ No

If "yes," describe this other business on Section 6.B.(2) of Schedule D, and if you engage in this business under a different name, provide that name.

(3) Do you sell products or provide services other than investment advice to your advisory *clients*?
☐ Yes ■ No

If "yes," describe this other business on Section 6.B.(3) of Schedule D, and if you engage in this business under a different name, provide that name.

Item 7 Financial Industry Affiliations and *Private Fund* Reporting

In this Item, we request information about your financial industry affiliations and activities. This information identifies areas in which conflicts of interest may occur between you and your *clients.*

A. This part of Item 7 requires you to provide information about you and your *related persons*, including foreign affiliates. Your *related persons* are all of your *advisory affiliates* and any *person* that is under common *control* with you.

You have a *related person* that is a (check all that apply):

☐ (1) broker-dealer, municipal securities dealer, or government securities broker or dealer (registered or unregistered)

☐ (2) other investment adviser (including financial planners)
☐ (3) registered municipal advisor
☐ (4) registered security-based swap dealer
☐ (5) major security-based swap participant
☐ (6) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
☐ (7) futures commission merchant
☐ (8) banking or thrift institution
☐ (9) trust company
☐ (10) accountant or accounting firm
☐ (11) lawyer or law firm
☐ (12) insurance company or agency
☐ (13) pension consultant
☐ (14) real estate broker or dealer
☐ (15) sponsor or syndicator of limited partnerships (or equivalent), excluding pooled investment vehicles
☐ (16) sponsor, general partner, managing member (or equivalent) of pooled investment vehicles

For each related person, including foreign affiliates that may not be registered or required to be registered in the United States, complete Section 7.A. of Schedule D.

You do not need to complete Section 7.A. of Schedule D for any related person if: (1) you have no business dealings with the related person in connection with advisory services you provide to your clients; (2) you do not conduct shared operations with the related person; (3) you do not refer clients or business to the related person, and the related person does not refer prospective clients or business to you; (4) you do not share supervised persons or premises with the related person; and (5) you have no reason to believe that your relationship with the related person otherwise creates a conflict of interest with your clients.

You must complete Section 7.A. of Schedule D for each related person acting as qualified custodian in connection with advisory services you provide to your clients (other than any mutual fund transfer agent pursuant to rule 206(4)-2(b)(1)), regardless of whether you have determined the related person to be operationally independent under rule 206(4)-2 of the Advisers Act.

B. Are you an adviser to any *private fund*? ■ Yes ☐ No

If "yes," then for each private fund that you advise, you must complete a Section 7.B.(1) of Schedule D, except in certain circumstances described in the next sentence and in Instruction 6 of the Instructions to Part 1A. If another adviser reports this information with respect to any such private fund in Section 7.B.(1) of Schedule D of its Form ADV (e.g., if you are a subadviser), do not complete Section 7.B.(1) of Schedule D with respect to that private fund. You must, instead, complete Section 7.B.(2) of Schedule D.

In either case, if you seek to preserve the anonymity of a private fund client by maintaining its identity in your books and records in numerical or alphabetical code, or similar designation, pursuant to rule 204-2(d), you may identify the private fund in Section 7.B.(1) or 7.B.(2) of Schedule D using the same code or designation in place of the fund's name.

Item 8 Participation or Interest in *Client* Transactions

In this Item, we request information about your participation and interest in your *clients'* transactions. This information identifies additional areas in which conflicts of interest may occur between you and your *clients*.

Like Item 7, Item 8 requires you to provide information about you and your *related persons*, including foreign affiliates.

Proprietary Interest in *Client* Transactions

A. Do you or any *related person*:	Yes	No
(1) buy securities for yourself from advisory *clients*, or sell securities you own to advisory *clients* (principal transactions)?	☐	☒
(2) buy or sell for yourself securities (other than shares of mutual funds) that you also recommend to advisory *clients*?	☐	☒
(3) recommend securities (or other investment products) to advisory *clients* in which you or any *related person* has some other proprietary (ownership) interest (other than those mentioned in Items 8.A.(1) or (2))?	☒	☐

Sales Interest in *Client* Transactions

B. Do you or any *related person*:	Yes	No
(1) as a broker-dealer or registered representative of a broker-dealer, execute securities trades for brokerage customers in which advisory *client* securities are sold to or bought from the brokerage customer (agency cross transactions)?	☐	☒
(2) recommend purchase of securities to advisory *clients* for which you or any *related person* serves as underwriter, general or managing partner, or purchaser representative?	☒	☐
(3) recommend purchase or sale of securities to advisory *clients* for which you or any *related person* has any other sales interest (other than the receipt of sales commissions as a broker or registered representative of a broker-dealer)?	☐	☒

Investment or Brokerage Discretion

C. Do you or any *related person* have *discretionary authority* to determine the:	Yes	No
(1) securities to be bought or sold for a *client's* account?	☐	☒
(2) amount of securities to be bought or sold for a *client's* account?	☐	☒
(3) broker or dealer to be used for a purchase or sale of securities for a *client's* account?	☐	☒
(4) commission rates to be paid to a broker or dealer for a *client's* securities transactions?	☐	☒

	Yes	No
D. If you answer "yes" to C.(3) above, are any of the brokers or dealers *related persons*?	☐	☐
E. Do you or any *related person* recommend brokers or dealers to *clients*?	☒	☐

		Yes	No
F.	If you answer "yes" to E above, are any of the brokers or dealers *related persons*?	☐	☒
G.	(1) Do you or any *related person* receive research or other products or services other than execution from a broker-dealer or a third party ("soft dollar benefits") in connection with *client* securities transactions?	☐	☒
	(2) If "yes" to G.(1) above, are all the "soft dollar benefits" you or any *related persons* receive eligible "research or brokerage services" under section 28(e) of the Securities Exchange Act of 1934?	☐	☐
H.	Do you or any *related person*, directly or indirectly, compensate any *person* for *client* referrals?	☒	☐
I.	Do you or any *related person*, directly or indirectly, receive compensation from any *person* for *client* referrals?	☐	☒

In responding to Items 8.H and 8.I., consider all cash and non-cash compensation that you or a related person gave to (in answering Item 8.H) or received from (in answering Item 8.I) any person in exchange for client referrals, including any bonus that is based, at least in part, on the number or amount of client referrals.

Item 9 Custody

In this Item, we ask you whether you or a *related person* has *custody* of *client* (other than *clients* that are investment companies registered under the Investment Company Act of 1940) assets and about your custodial practices.

		Yes	No
A.	(1) Do you have *custody* of any advisory *clients'*:		
	(a) cash or bank accounts?	☐	☒
	(b) securities?	☐	☒

If you are registering or registered with the SEC, answer "No" to Item 9.A.(1)(a) and (b) if you have custody solely because (i) you deduct your advisory fees directly from your clients' accounts, or (ii) a related person has custody of client assets in connection with advisory services you provide to clients, but you have overcome the presumption that you are not operationally independent (pursuant to Advisers Act rule 206(4)-(2)(d)(5)) from the related person.

(2) If you checked "yes" to Item 9.A.(1)(a) or (b), what is the approximate amount of *client* funds and securities and total number of *clients* for which you have *custody*:

U.S. Dollar Amount	Total Number of *Clients*
(a) $______________	(b) ______________

If you are registering or registered with the SEC and you have custody solely because you deduct your advisory fees directly from your clients' accounts, do not include the amount of those assets and the number of those clients in your response to Item 9.A.(2). If your related person has custody of client assets in connection with advisory services you provide to clients, do not include the amount of those assets and the number of those clients in your response to Item 9.A.(2). Instead, include that information in your response to Item 9.B.(2).

B. (1) In connection with advisory services you provide to *clients*, do any of your *related persons* have *custody* of any of your advisory *clients'*:

	Yes	No
(a) cash or bank accounts?	☐	☒
(b) securities?	☐	☒

You are required to answer this item regardless of how you answered Item 9.A.(1)(a) or (b).

(2) If you checked "yes" to Item 9.B.(1)(a) or (b), what is the approximate amount of *client* funds and securities and total number of *clients* for which your *related persons* have *custody*:

U.S. Dollar Amount — Total Number of *Clients*

(a) $______ (b) ______

C. If you or your *related persons* have *custody* of *client* funds or securities in connection with advisory services you provide to *clients*, check all the following that apply:

☐ (1) A qualified custodian(s) sends account statements at least quarterly to the investors in the pooled investment vehicle(s) you manage.

☐ (2) An *independent public accountant* audits annually the pooled investment vehicle(s) that you manage and the audited financial statements are distributed to the investors in the pools.

☐ (3) An *independent public accountant* conducts an annual surprise examination of *client* funds and securities.

☐ (4) An *independent public accountant* prepares an internal control report with respect to custodial services when you or your *related persons* are qualified custodians for *client* funds and securities.

If you checked Item 9.C.(2), C.(3) or C.(4), list in Section 9.C. of Schedule D the accountants that are engaged to perform the audit or examination or prepare an internal control report. (If you checked Item 9.C.(2), you do not have to list auditor information in Section 9.C. of Schedule D if you already provided this information with respect to the private funds you advise in Section 7.B.(1) of Schedule D).

D. Do you or your *related person(s)* act as qualified custodians for your *clients* in connection with advisory services you provide to *clients*?

	Yes	No
(1) you act as a qualified custodian	☐	☒
(2) your *related person(s)* act as qualified custodian(s)	☐	☒

If you checked "yes" to Item 9.D.(2), all related persons that act as qualified custodians (other than any mutual fund transfer agent pursuant to rule 206(4)-2(b)(1)) must be identified in Section 7.A. of Schedule D, regardless of whether you have determined the related person to be operationally independent under rule 206(4)-2 of the Advisers Act.

E. If you are filing your *annual updating amendment* and you were subject to a surprise examination by an *independent public accountant* during your last fiscal year, provide the date (MM/YYYY) the examination commenced: ______

F. If you or your *related persons* have *custody* of *client* funds or securities, how many *persons*, including, but not limited to, you and your *related persons*, act as qualified custodians for your *clients* in connection with advisory services you provide to *clients*? __________

Item 10 Control Persons

In this Item, we ask you to identify every *person* that, directly or indirectly, *controls* you.

If you are submitting an initial application or report, you must complete Schedule A and Schedule B. Schedule A asks for information about your direct owners and executive officers. Schedule B asks for information about your indirect owners. If this is an amendment and you are updating information you reported on either Schedule A or Schedule B (or both) that you filed with your initial application or report, you must complete Schedule C.

A. Does any *person* not named in Item 1.A. or Schedules A, B, or C, directly or indirectly, *control* your management or policies? ☐ Yes ☒ No

If yes, complete Section 10.A. of Schedule D.

B. If any *person* named in Schedules A, B, or C or in Section 10.A. of Schedule D is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934, please complete Section 10.B. of Schedule D.

Item 11 Disclosure Information

In this Item, we ask for information about your disciplinary history and the disciplinary history of all your *advisory affiliates*. We use this information to determine whether to grant your application for registration, to decide whether to revoke your registration or to place limitations on your activities as an investment adviser, and to identify potential problem areas to focus on during our on-site examinations. One event may result in "yes" answers to more than one of the questions below.

Your *advisory affiliates* are: (1) all of your current *employees* (other than *employees* performing only clerical, administrative, support or similar functions); (2) all of your officers, partners, or directors (or any *person* performing similar functions); and (3) all *persons* directly or indirectly *controlling* you or *controlled* by you. If you are a "separately identifiable department or division" (SID) of a bank, see the Glossary of Terms to determine who your *advisory affiliates* are.

If you are registered or registering with the SEC or if you are an exempt reporting adviser, you may limit your disclosure of any event listed in Item 11 to ten years following the date of the event. If you are registered or registering with a state, you must respond to the questions as posed; you may, therefore, limit your disclosure to ten years following the date of an event only in responding to Items 11.A.(1), 11.A.(2), 11.B.(1), 11.B.(2), 11.D.(4), and 11.H(1)(a). For purposes of calculating this ten-year period, the date of an event is the date the final order, judgment, or decree was entered, or the date any rights of appeal from preliminary orders, judgments, or decrees lapsed.

You must complete the appropriate Disclosure Reporting Page ("DRP") for "yes" answers to the questions in this Item 11.

	Yes	No
Do any of the events below involve you or any of your *supervised persons?*	☒	☐

For "yes" answers to the following questions, complete a Criminal Action DRP:

	Yes	No
A. In the past ten years, have you or any *advisory affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?	☐	☒
(2) been *charged* with any *felony*?	☐	☒

If you are registered or registering with the SEC, or if you are reporting as an exempt reporting adviser, you may limit your response to Item 11.A.(2) to charges that are currently pending.

	Yes	No
B. In the past ten years, have you or any *advisory affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to a *misdemeanor* involving: investments or an *investment-related* business, or any fraud, false statements, or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	☐	☒
(2) been *charged* with a *misdemeanor* listed in Item 11.B.(1)?	☐	☒

If you are registered or registering with the SEC, or if you are reporting as an exempt reporting adviser, you may limit your response to Item 11.B.(2) to charges that are currently pending.

For "yes" answers to the following questions, complete a Regulatory Action DRP:

	Yes	No
C. Has the SEC or the Commodity Futures Trading Commission (CFTC) ever:		
(1) *found* you or any *advisory affiliate* to have made a false statement or omission?	☐	☒
(2) *found* you or any *advisory affiliate* to have been *involved* in a violation of SEC or CFTC regulations or statutes?	☐	☒
(3) *found* you or any *advisory affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) entered an *order* against you or any *advisory affiliate* in connection with *investment-related* activity?	☐	☒
(5) imposed a civil money penalty on you or any *advisory affiliate*, or *ordered* you or any *advisory affiliate* to cease and desist from any activity?	☐	☒
D. Has any other federal regulatory agency, any state regulatory agency, or any *foreign financial regulatory authority*:		
(1) ever *found* you or any *advisory affiliate* to have made a false statement or omission, or been dishonest, unfair, or unethical?	☐	☒
(2) ever *found* you or any *advisory affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?	☒	☐

	Yes	No
(3) ever *found* you or any *advisory affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) in the past ten years, entered an *order* against you or any *advisory affiliate* in connection with an *investment-related* activity?	☐	☒
(5) ever denied, suspended, or revoked your or any *advisory affiliate's* registration or license, or otherwise prevented you or any *advisory affiliate*, by *order*, from associating with an *investment-related* business or restricted your or any *advisory affiliate's* activity?	☐	☒
E. Has any *self-regulatory organization* or commodities exchange ever:		
(1) *found* you or any *advisory affiliate* to have made a false statement or omission?	☐	☒
(2) *found* you or any *advisory affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the SEC)?	☐	☒
(3) *found* you or any *advisory affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) disciplined you or any *advisory affiliate* by expelling or suspending you or the *advisory affiliate* from membership, barring or suspending you or the *advisory affiliate* from association with other members, or otherwise restricting your or the *advisory affiliate's* activities?	☐	☒
F. Has an authorization to act as an attorney, accountant, or federal contractor granted to you or any *advisory affiliate* ever been revoked or suspended?	☐	☒
G. Are you or any *advisory affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of Item 11.C., 11.D., or 11.E.?	☐	☒

For "yes" answers to the following questions, complete a Civil Judicial Action DRP:

	Yes	No
H. (1) Has any domestic or foreign court:		
(a) in the past ten years, *enjoined* you or any *advisory affiliate* in connection with any *investment-related* activity?	☐	☒
(b) ever *found* that you or any *advisory affiliate* were *involved* in a violation of *investment-related* statutes or regulations?	☐	☒
(c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against you or any *advisory affiliate* by a state or *foreign financial regulatory authority*?	☐	☒

(2) Are you or any *advisory affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of Item 11.H(1)? ☐ ☒

Item 12 Small Businesses

The SEC is required by the Regulatory Flexibility Act to consider the effect of its regulations on small entities. In order to do this, we need to determine whether you meet the definition of "small business" or "small organization" under rule 0-7.

Answer this Item 12 only if you are registered or registering with the SEC and you indicated in response to Item 5.F.(2)(c) that you have regulatory assets under management of less than $25 million. You are not required to answer this Item 12 if you are filing for initial registration as a state adviser, amending a current state registration, or switching from SEC to state registration.

For purposes of this Item 12 only:

- Total Assets refers to the total assets of a firm, rather than the assets managed on behalf of *clients*. In determining your or another *person's* total assets, you may use the total assets shown on a current balance sheet (but use total assets reported on a consolidated balance sheet with subsidiaries included, if that amount is larger).

- *Control* means the power to direct or cause the direction of the management or policies of a *person*, whether through ownership of securities, by contract, or otherwise. Any *person* that directly or indirectly has the right to vote 25 percent or more of the voting securities, or is entitled to 25 percent or more of the profits, of another *person* is presumed to *control* the other *person*.

	Yes	No
A. Did you have total assets of $5 million or more on the last day of your most recent fiscal year?	☐	☒

If "yes," you do not need to answer Items 12.B. and 12.C.

B. Do you:

	Yes	No
(1) *control* another investment adviser that had regulatory assets under management (calculated in response to Item 5.F.(2)(c) of Form ADV) $25 million or more on the last day of its most recent fiscal year?	☐	☒
(2) *control* another *person* (other than a natural person) that had total assets of $5 million or more on the last day of its most recent fiscal year?	☐	☒

C. Are you:

	Yes	No
(1) *controlled* by or under common *control* with another investment adviser that had regulatory assets under management (calculated in response to Item 5.F.(2)(c) of Form ADV) of $25 million or more on the last day of its most recent fiscal year?	☐	☒
(2) *controlled* by or under common *control* with another *person* (other than a natural person) that had total assets of $5 million or more on the last day of its most recent fiscal year?	☐	☒

FORM ADV Schedule A	Your Name Muehler, Steven Joseph Date ____________	SEC File No. ____________ *CRD* No. ____________

Direct Owners and Executive Officers

1. Complete Schedule A only if you are submitting an initial application or report. Schedule A asks for information about your direct owners and executive officers. Use Schedule C to amend this information.

2. Direct Owners and Executive Officers. List below the names of:

   (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer (Chief Compliance Officer is required if you are registered or applying for registration and cannot be more than one individual), director and any other individuals with similar status or functions;

   (b) if you are organized as a corporation, each shareholder that is a direct owner of 5% or more of a class of your voting securities, unless you are a public reporting company (a company subject to Section 12 or 15(d) of the Exchange Act);

   Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of your voting securities. For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

   (c) if you are organized as a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of your capital;

   (d) in the case of a trust that directly owns 5% or more of a class of your voting securities, or that has the right to receive upon dissolution, or has contributed, 5% or more of your capital, the trust and each trustee; and

   (e) if you are organized as a limited liability company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of your capital, and (ii) if managed by elected managers, all elected managers.

3. Do you have any indirect owners to be reported on Schedule B? ☐ Yes ■ No

4. In the DE/FE/I column below, enter "DE" if the owner is a domestic entity, "FE" if the owner is an entity incorporated or domiciled in a foreign country, or "I" if the owner or executive officer is an individual.

5. Complete the Title or Status column by entering board/management titles; status as partner, trustee, sole proprietor, elected manager, shareholder, or member; and for shareholders or members, the class of securities owned (if more than one is issued).

6. Ownership codes are: NA - less than 5%; A - 5% but less than 10%; B - 10% but less than 25%; C - 25% but less than 50%; D - 50% but less than 75%; E - 75% or more

7. (a) In the *Control Person* column, enter "Yes" if the *person* has *control* as defined in the Glossary of Terms to Form ADV, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are *control persons*.
   (b) In the PR column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Exchange Act.
   (c) Complete each column.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired MM	YYYY	Ownership Code	*Control Person*	PR	*CRD* No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.
Muehler, Steven Joseph	DE	CEO	10	2014	E	Yes		501-90-5571 08/11/1975

FORM ADV Schedule B	Your Name Muehler, Steven Joseph Date ____________	SEC File No. ____________ *CRD* No. ____________

Indirect Owners

1. Complete Schedule B only if you are submitting an initial application or report. Schedule B asks for information about your indirect owners; you must first complete Schedule A, which asks for information about your direct owners. Use Schedule C to amend this information.

2. Indirect Owners. With respect to each owner listed on Schedule A (except individual owners), list below:

   (a) in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25% or more of a class of a voting security of that corporation;

   For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

   (b) in the case of an owner that is a partnership, <u>all</u> general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25% or more of the partnership's capital;

   (c) in the case of an owner that is a trust, the trust and each trustee; and

   (d) in the case of an owner that is a limited liability company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 25% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Continue up the chain of ownership listing all 25% owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Exchange Act) is reached, no further ownership information need be given.

4. In the DE/FE/I column below, enter "DE" if the owner is a domestic entity, "FE" if the owner is an entity incorporated or domiciled in a foreign country, or "I" if the owner is an individual.

5. Complete the Status column by entering the owner's status as partner, trustee, elected manager, shareholder, or member; and for shareholders or members, the class of securities owned (if more than one is issued).

6. Ownership codes are: C - 25% but less than 50% D - 50% but less than 75% E - 75% or more F - Other (general partner, trustee, or elected manager)

7. (a) In the *Control Person* column, enter "Yes" if the *person* has *control* as defined in the Glossary of Terms to Form ADV, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are *control persons*.
   (b) In the PR column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Exchange Act.
   (c) Complete each column.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Entity in Which Interest is Owned	Status	Date Status Acquired MM	YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

FORM ADV Schedule C	Your Name________________ Date________________	SEC File No.________________ *CRD* No.________________

Amendments to Schedules A and B

1. Use Schedule C only to amend information requested on either Schedule A or Schedule B. Refer to Schedule A and Schedule B for specific instructions for completing this Schedule C. Complete each column.

2. In the Type of Amendment column, indicate "A" (addition), "D" (deletion), or "C" (change in information about the same *person*).

3. Ownership codes are:
   - NA - less than 5%
   - A - 5% but less than 10%
   - B - 10% but less than 25%
   - C - 25% but less than 50%
   - D - 50% but less than 75%
   - E - 75% or more
   - G - Other (general partner, trustee, or elected member)

4. List below all changes to Schedule A (Direct Owners and Executive Officers):

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amendment	Title or Status	Date Title or Status Acquired MM/YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

5. List below all changes to Schedule B (Indirect Owners):

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amendment	Title or Status	Date Title or Status Acquired MM/YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

Your Name Muehler, Steven Joseph
Date ____

CRD Number ____
SEC 801- or 802 Number ____

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 1.B. Other Business Names

List your other business names and the jurisdictions in which you use them. You must complete a separate Schedule D Section 1.B. for each business name.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Name ____ Jurisdictions ____

SECTION 1.F. Other Offices

Complete the following information for each office, other than your *principal office and place of business*, at which you conduct investment advisory business. You must complete a separate Schedule D Section 1.F. for each location. If you are applying for SEC registration, if you are registered only with the SEC, or if you are an *exempt reporting adviser*, list only the largest five offices (in terms of numbers of *employees*).

Check only one box: ☒ Add ☐ Delete

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey, California 90210
(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ■

213 407-4386
(area code) (telephone number)

213
(area code) (facsimile number)

SECTION 1.I. Website Addresses

List your website addresses. You must complete a separate Schedule D Section 1.I. for each website address.

Check only one box: ☒ Add ☐ Delete

Website Address: www.AlternativeSecuritiesMarket.com / www.AlternativeSecuritiesMarketsGroup.com / www.SteveMuehler.com

---

SECTION 1.L. Location of Books and Records

Complete the following information for each location at which you keep your books and records, other than your *principal office and place of business*. You must complete a separate Schedule D Section 1.L. for each location.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Name of entity where books and records are kept: Alternative Securities Markets Grou Corporation

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey, California 90210
(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ☐

213 407-4386
(area code) (telephone number)

(area code) (facsimile number)

This is (check one):
☒ one of your branch offices or affiliates.
☐ a third-party unaffiliated recordkeeper.
☐ other.

Briefly describe the books and records kept at this location. ____

Your Name Muehler, Steven Joseph
Date ____________

CRD Number ____________
SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 1.M. Registration with *Foreign Financial Regulatory Authorities*

List the name and country, in English, of each *foreign financial regulatory authority* with which you are registered. You must complete a separate Schedule D Section 1.M. for each *foreign financial regulatory authority* with whom you are registered.

Check only one box: ☒ Add ☐ Delete

Name of *Foreign Financial Regulatory Authority* ____________
Name of Country ____________

SECTION 2.A.(8) Related Adviser

If you are relying on the exemption in rule 203A-2(b) from the prohibition on registration because you *control,* are *controlled* by, or are under common *control* with an investment adviser that is registered with the SEC and your *principal office and place of business* is the same as that of the registered adviser, provide the following information:

Name of Registered Investment Adviser ____________
CRD Number of Registered Investment Adviser ____________
SEC Number of Registered Investment Adviser 801-____________

SECTION 2.A.(9) Newly Formed Adviser

If you are relying on rule 203A-2(c), the newly formed adviser exemption from the prohibition on registration, you are required to make certain representations about your eligibility for SEC registration. By checking the appropriate boxes, you will be deemed to have made the required representations. You must make both of these representations:

☒ I am not registered or required to be registered with the SEC or a *state securities authority* and I have a reasonable expectation that I will be eligible to register with the SEC within 120 days after the date my registration with the SEC becomes effective.

☐ I undertake to withdraw from SEC registration if, on the 120th day after my registration with the SEC becomes effective, I would be prohibited by Section 203A(a) of the Advisers Act from registering with the SEC.

SECTION 2.A.(10) Multi-State Adviser

If you are relying on rule 203A-2(d), the multi-state adviser exemption from the prohibition on registration, you are required to make certain representations about your eligibility for SEC registration. By checking the appropriate boxes, you will be deemed to have made the required representations.

If you are applying for registration as an investment adviser with the SEC, you must make both of these representations:

☐ I have reviewed the applicable state and federal laws and have concluded that I am required by the laws of 15 or more states to register as an investment adviser with the *state securities authorities* in those states.

☐ I undertake to withdraw from SEC registration if I file an amendment to this registration indicating that I would be required by the laws of fewer than 15 states to register as an investment adviser with the *state securities authorities* of those states.

If you are submitting your *annual updating amendment*, you must make this representation:

☐ Within 90 days prior to the date of filing this amendment, I have reviewed the applicable state and federal laws and have concluded that I am required by the laws of at least 15 states to register as an investment adviser with the *state securities authorities* in those states.

FORM ADV Schedule D Page 3 of 13	Your Name Muehler, Steven Joseph Date ____________	*CRD* Number ____________ SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ■ INITIAL or ☐ AMENDED Schedule D

SECTION 2.A.(12) SEC Exemptive *Order*

If you are relying upon an SEC *order* exempting you from the prohibition on registration, provide the following information:

Application Number: 803-____________ Date of *order*: ____________ (mm/dd/yyyy)

SECTION 2.B. *Private Fund* Assets

If you check Item 2.B.(2) or (3), what is the amount of the *private fund* assets that you manage? 0.00____________.

NOTE: "*Private fund* assets" has the same meaning here as it has under rule 203(m)-1. If you are an investment adviser with its *principal office and place of business* outside of the United States only include *private fund* assets that you manage at a place of business in the United States.

SECTION 4 Successions

Complete the following information if you are succeeding to the business of a currently registered investment adviser. If you acquired more than one firm in the succession you are reporting on this Form ADV, you must complete a separate Schedule D Section 4 for each acquired firm. See Part 1A Instruction 4.

Name of Acquired Firm ____________

Acquired Firm's SEC File No. (if any) 801-____________ Acquired Firm's *CRD* Number (if any) ____________

SECTION 5.G.(3) Advisers to Registered Investment Companies and Business Development Companies

If you check Item 5.G (3), what is the SEC file number (811 or 814 number) of each of the registered investment companies and business development companies to which you act as an adviser pursuant to an advisory contract? You must complete a separate Schedule D Section 5.G.(3) for each registered investment company and business development company to which you act as an adviser.

Check only one box: ■ Add ☐ Delete

SEC File Number 811- or 814-____________

SECTION 5.I.(2) *Wrap Fee Programs*

If you are a portfolio manager for one or more *wrap fee programs*, list the name of each program and its *sponsor*. You must complete a separate Schedule D Section 5.I.(2) for each *wrap fee program* for which you are a portfolio manager.

Check only one box: ■ Add ☐ Delete ☐ Amend

Name of *Wrap Fee Program* ____________

Name of *Sponsor* ____________

Your Name Muehler, Steven Joseph
Date ____________

CRD Number ____________
SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 6.A. Names of Your Other Businesses

If you are actively engaged in other business using a different name, provide that name and the other line(s) of business.

☐ Add ☐ Delete ☐ Amend

Other Business Name: ____________

Other line(s) of business in which you engage using this name: (check all that apply)

- ☐ (1) broker-dealer (registered or unregistered)
- ☐ (2) registered representative of a broker-dealer
- ☐ (3) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
- ☐ (4) futures commission merchant
- ☐ (5) real estate broker, dealer, or agent
- ☐ (6) insurance broker or agent
- ☐ (7) bank (including a separately identifiable department or division of a bank)
- ☐ (8) trust company
- ☐ (9) registered municipal advisor
- ☐ (10) registered security-based swap dealer
- ☐ (11) major security-based swap participant
- ☐ (12) accountant or accounting firm
- ☐ (13) lawyer or law firm
- ☐ (14) other financial product salesperson (specify): ____________

SECTION 6.B.(2) Description of Primary Business

Describe your primary business (not your investment advisory business):
See Attachment

If you engage in that business under a different name, provide that name:

SECTION 6.B.(3) Description of Other Products and Services

Describe other products or services you sell to your client. You may omit products and services that you listed in Section 6.B.2. above.
See Attachment

If you engage in that business under a different name, provide that name:

SECTION 7.A. Financial Industry Affiliations

Complete a separate Schedule D Section 7.A. for each *related person* listed in Item 7.A.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

1. Legal Name of *Related Person*: ________
2. Primary Business Name of *Related Person*: ________
3. *Related Person*'s SEC File Number (if any) (*e.g.*, 801-, 8-, 866-, 802-) ________
4. *Related Person's CRD* Number (if any): ________
5. *Related Person* is: (check all that apply)

   ☐ (a) broker-dealer, municipal securities dealer, or government securities broker or dealer
   ☐ (b) other investment adviser (including financial planners)
   ☐ (c) registered municipal advisor
   ☐ (d) registered security-based swap dealer
   ☐ (e) major security-based swap participant
   ☐ (f) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
   ☐ (g) futures commission merchant
   ☐ (h) banking or thrift institution
   ☐ (i) trust company
   ☐ (j) accountant or accounting firm
   ☐ (k) lawyer or law firm
   ☐ (l) insurance company or agency
   ☐ (m) pension consultant
   ☐ (n) real estate broker or dealer
   ☐ (o) sponsor or syndicator of limited partnerships (or equivalent), excluding pooled investment vehicles
   ☐ (p) sponsor, general partner, managing member (or equivalent) of pooled investment vehicles

6. Do you *control* or are you *controlled* by the *related person*? ☐ Yes ☐ No
7. Are you and the *related person* under common *control*? ☐ Yes ☐ No
8. (a) Does the *related person* act as a qualified custodian for your *clients* in connection with advisory services you provide to *clients*? ☐ Yes ☐ No

   (b) If you are registering or registered with the SEC and you have answered "yes" to question 8.(a) above, have you overcome the presumption that you are not operationally independent (pursuant to rule 206(4)-(2)(d)(5)) from the *related person* and thus are not required to obtain a surprise examination for your *clients'* funds or securities that are maintained at the *related person*?

   ☐ Yes ☐ No

   (c) If you have answered "yes" to question 8.(a) above, provide the location of the *related person*'s office responsible for *custody* of your *clients'* assets:

   ____
   (number and street)

   ____
   (city) (state/country) (zip+4/postal code)

9. (a) If the *related person* is an investment adviser, is it exempt from registration? ☐ Yes ☐ No

   (b) If the answer is yes, under what exemption? ______
10. (a) Is the *related person* registered with a *foreign financial regulatory authority?* ☐ Yes ☐ No

    (b) If the answer is yes, list the name and country, in English, of each *foreign financial regulatory authority* with which the *related person* is registered. ________
11. Do you and the *related person* share any *supervised persons*? ☐ Yes ☐ No

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

12. Do you and the *related person* share the same physical location? ☐ Yes ☐ No

---

SECTION 7.B.(1) *Private Fund* Reporting

Check only one box: ☒ Add ☐ Delete ☐ Amend

A. PRIVATE FUND

Information About the *Private Fund*

1. (a) Name of the *private fund*: See Attached

   (b) *Private fund* identification number: See Attached

2. Under the laws of what state or country is the *private fund* organized: Calfronia

3. Name(s) of General Partner, Manager, Trustee, or Directors (or persons serving in a similar capacity):

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   Mr. Steven Joseph Muehler

4. The *private fund* (check all that apply; you must check at least one):

   ☐ (1) qualifies for the exclusion from the definition of investment company under section 3(c)(1) of the Investment Company Act of 1940

   ☐ (2) qualifies for the exclusion from the definition of investment company under section 3(c)(7) of the Investment Company Act of 1940

5. List the name and country, in English, of each *foreign financial regulatory authority* with which the *private fund* is registered.

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   English Name of *Foreign Financial Regulatory Authority* ______ Name of Country ______

6. (a) Is this a "master fund" in a master-feeder arrangement? ☐ Yes ☒ No

   (b) If yes, what is the name and *private fund* identification number (if any) of the feeder funds investing in this *private fund*?

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   ______ ______

   (c) Is this a "feeder fund" in a master-feeder arrangement? ☐ Yes ☐ No

   (d) If yes, what is the name and *private fund* identification number (if any) of the master fund in which this *private fund* invests?

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   ______ ______

   NOTE: You must complete question 6 for each master-feeder arrangement regardless of whether you are filing a single Schedule D, Section 7.B.(1) for the master-feeder arrangement or reporting on the funds separately.

FORM ADV Schedule D Page 7 of 13	Your Name Muehler, Steven Joseph Date ________	*CRD* Number ________ SEC 801- or 802 Number ________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

7. If you are filing a single Schedule D, Section 7.B.(1) for a master-feeder arrangement according to the instructions to this Section 7.B.(1), for each of the feeder funds answer the following questions:

Check only one box: ☒ Add ☐ Delete ☐ Amend

(a) Name of the *private fund*: See Attached

(b) *Private fund* identification number: See Attached

(c) Under the laws of what state or country is the *private fund* organized: Califronia

(d) Name(s) of General Partner, Manager, Trustee, or Directors (or persons serving in a similar capacity):

Check only one box: ☒ Add ☐ Delete ☐ Amend

____

(e) The *private fund* (check all that apply; you must check at least one):

☐ (1) qualifies for the exclusion from the definition of investment company under section 3(c)(1) of the Investment Company Act of 1940

☐ (2) qualifies for the exclusion from the definition of investment company under section 3(c)(7) of the Investment Company Act of 1940

(f) List the name and country, in English, of each *foreign financial regulatory authority* with which the *private fund* is registered.

Check only one box: ☒ Add ☐ Delete ☐ Amend

English Name of *Foreign Financial Regulatory Authority* ________ Name of Country ________

NOTE: For purposes of questions 6 and 7, in a master-feeder arrangement, one or more funds ("feeder funds") invest all or substantially all of their assets in a single fund ("master fund"). A fund would also be a "feeder fund" investing in a "master fund" for purposes of this question if it issued multiple classes (or series) of shares or interests, and each class (or series) invests substantially all of its assets in a single master fund.

8. (a) Is this *private fund* a "fund of funds"? ☒ Yes ☐ No

(b) If yes, does the *private fund* invest in funds managed by you or by a *related person?* ☒ Yes ☐ No

NOTE: For purposes of this question only, answer "yes" if the fund invests 10 percent or more of its total assets in other pooled investment vehicles, whether or not they are also *private funds*, or registered investment companies.

9. During your last fiscal year, did the *private fund* invest in securities issued by investment companies registered under the Investment Company Act of 1940 (other than "money market funds," to the extent provided in Instruction 6.e.)? ☐ Yes ☒ No

10. What type of fund is the *private fund*?

☐ hedge fund ☐ liquidity fund ☐ private equity fund ☒ real estate fund ☒ securitized asset fund ☒ venture capital fund

☐ Other *private fund*: ________

NOTE: For funds of funds, refer to the funds in which the *private fund* invests. For definitions of these fund types, please see Instruction 6 of the Instructions to Part 1A.

11. Current gross asset value of the *private fund*: $0.00

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ■ INITIAL or ☐ AMENDED Schedule D

Ownership

12. Minimum investment commitment required of an investor in the *private fund*: $1,000

NOTE: Report the amount routinely required of investors who are not your *related persons* (even if different from the amount set forth in the organizational documents of the fund).

13. Approximate number of the *private fund*'s beneficial owners: 1

14. What is the approximate percentage of the *private fund* beneficially owned by you and your *related persons*:

100 %

15. What is the approximate percentage of the *private fund* beneficially owned (in the aggregate) by funds of funds:

0 %

16. What is the approximate percentage of the *private fund* beneficially owned by *non-United States persons*:

0 %

Your Advisory Services

17. (a) Are you a subadviser to this *private fund*? ■ Yes ■ No

(b) If the answer to question 17(a) is "yes," provide the name and SEC file number, if any, of the adviser of the *private fund*. If the answer to question 17(a) is "no," leave this question blank. ____

18. (a) Do any other investment advisers advise the *private fund*? ☐ Yes ■ No

(b) If the answer to question 18(a) is "yes," provide the name and SEC file number, if any, of the other advisers to the *private fund*. If the answer to question 18(a) is "no," leave this question blank.

Check only one box: ■ Add ☐ Delete ☐ Amend

____ ____

19. Are your *clients* solicited to invest in the *private fund*? ■ Yes ☐ No

20. Approximately what percentage of your *clients* has invested in the *private fund*? 0 %

Private Offering

21. Does the *private fund* rely on an exemption from registration of its securities under Regulation D of the Securities Act of 1933?
■ Yes ☐ No

22. If yes, provide the *private fund*'s Form D file number (if any):

Check only one box: ■ Add ☐ Delete ☐ Amend

021-See Attached

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

B. SERVICE PROVIDERS

☒ Check this box if you are filing this Form ADV through the IARD system and want the IARD system to create a new Schedule D, Section 7.B.(1) with the same service provider information you have given here in Questions 23 - 28 for a new *private fund* for which you are required to complete Section 7.B.(1) If you check the box, the system will pre-fill those fields for you, but you will be able to manually edit the information after it is pre-filled and before you submit your filing.

Auditors

23. (a) (1) Are the *private fund*'s financial statements subject to an annual audit? ■ Yes ☐ No

(2) Are the financial statements prepared in accordance with U.S. GAAP? ■ Yes ☐ No

If the answer to 23(a)(1) is "yes," respond to questions (b) through (f) below. If the *private fund* uses more than one auditing firm, you must complete questions (b) through (f) separately for each auditing firm.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Name of the auditing firm: TBD

(c) The location of the auditing firm's office responsible for the *private fund's* audit (city, state and country): TBD

(d) Is the auditing firm an *independent public accountant*? ■ Yes ☐ No

(e) Is the auditing firm registered with the Public Company Accounting Oversight Board? ■ Yes ☐ No

(f) If "yes" to (e) above, is the auditing firm subject to regular inspection by the Public Company Accounting Oversight Board in accordance with its rules? ■ Yes ☐ No

(g) Are the *private fund*'s audited financial statements distributed to the *private fund*'s investors? ■ Yes ☐ No

(h) Does the report prepared by the auditing firm contain an unqualified opinion? ☐ Yes ☐ No ■ Report Not Yet Received

If you check "Report Not Yet Received," you must promptly file an amendment to your Form ADV to update your response when the report is available.

Prime Broker

24. (a) Does the *private fund* use one or more prime brokers? ☐ Yes ■ No

If the answer to 24(a) is "yes," respond to questions (b) through (e) below for each prime broker the *private fund* uses. If the *private fund* uses more than one prime broker, you must complete questions (b) through (e) separately for each prime broker.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Name of the prime broker: ______

(c) If the prime broker is registered with the SEC, its registration number: 8-______

(d) Location of prime broker's office used principally by the *private fund* (city, state and country):

______

(e) Does this prime broker act as custodian for some or all of the *private fund*'s assets? ☐ Yes ☐ No

Custodian

25. (a) Does the *private fund* use any custodians (including the prime brokers listed above) to hold some or all of its assets? ☐ Yes ■ No

If the answer to 25(a) is "yes," respond to questions (b) through (f) below for each custodian the *private fund* uses. If the *private fund* uses more than one custodian, you must complete questions (b) through (f) separately for each custodian.

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Legal name of custodian: ____________

(c) Primary business name of custodian: ____________

(d) The location of the custodian's office responsible for *custody* of the *private fund*'s assets (city, state and country): ____________

(e) Is the custodian a *related person* of your firm? ☐ Yes ☐ No

(f) If the custodian is a broker-dealer, provide its SEC registration number (if any) 8-____________

Administrator

26. (a) Does the *private fund* use an administrator other than your firm? ☐ Yes ■ No

If the answer to 26(a) is "yes," respond to questions (b) through (f) below. If the *private fund* uses more than one administrator, you must complete questions (b) through (f) separately for each administrator.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Name of administrator: ____________

(c) Location of administrator (city, state and country): ____________

(d) Is the administrator a *related person* of your firm? ☐ Yes ☐ No

(e) Does the administrator prepare and send investor account statements to the *private fund*'s investors?

☐ Yes (provided to all investors) ☐ Some (provided to some but not all investors) ☐ No (provided to no investors)

(f) If the answer to 26(e) is "no" or "some," who sends the investor account statements to the (rest of the) *private fund*'s investors? If investor account statements are not sent to the (rest of the) private fund's investors, respond "not applicable."

____________.

27. During your last fiscal year, what percentage of the *private fund*'s assets (by value) was valued by a *person*, such as an administrator, that is not your *related person*?

____________%

Include only those assets where (i) such person carried out the valuation procedure established for that asset, if any, including obtaining any relevant quotes, and (ii) the valuation used for purposes of investor subscriptions, redemptions or distributions, and fee calculations (including allocations) was the valuation determined by such person.

Marketers

28. (a) Does the *private fund* use the services of someone other than you or your *employees* for marketing purposes? ☐ Yes ■ No

You must answer "yes" whether the person acts as a placement agent, consultant, finder, introducer, municipal advisor or other solicitor, or similar person. If the answer to 28(a) is "yes", respond to questions (b) through (g) below for each such marketer the *private fund* uses. If the *private fund* uses more than one marketer, you must complete questions (b) through (g) separately for each marketer.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Your Name Muehler, Steven Joseph
Date ____________

CRD Number ____________
SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

(b) Is the marketer a *related person* of your firm? ☐ Yes ☐ No

(c) Name of the marketer: ____________

(d) If the marketer is registered with the SEC, its file number (*e.g.*, 801-, 8-, or 866-): ____________ and *CRD* Number (if any) ____________

(e) Location of the marketer's office used principally by the *private fund* (city, state and country): ____________

(f) Does the marketer market the *private fund* through one or more websites? ☐ Yes ☐ No

(g) If the answer to 28(f) is "yes," list the website address(es): ____________

SECTION 7.B.(2) *Private Fund* Reporting

(1) Name of the *private fund* See Attached

(2) *Private fund* identification number See Attached

(3) Name and SEC File number of adviser that provides information about this *private fund* in Section 7.B.(1) of Schedule D of its Form ADV filing ____________, 801-____________ or 802-____________

(4) Are your *clients* solicited to invest in this *private fund*? ■ Yes ☐ No

In answering this question, disregard feeder funds' investment in a master fund. For purposes of this question, in a master-feeder arrangement, one or more funds ("feeder funds") invest all or substantially all of their assets in a single fund ("master fund"). A fund would also be a "feeder fund" investing in a "master fund" for purposes of this question if it issued multiple classes (or series) of shares or interests, and each class (or series) invests substantially all of its assets in a single master fund.

SECTION 9.C. *Independent Public Accountant*

You must complete the following information for each *independent public accountant* engaged to perform a surprise examination, perform an audit of a pooled investment vehicle that you manage, or prepare an internal control report. You must complete a separate Schedule D Section 9.C. for each *independent public accountant*.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(1) Name of the *independent public accountant*: TVD

(2) The location of the *independent public accountant*'s office responsible for the services provided:

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey (city) | California (state/country) | 90292 (zip+4/postal code)

(3) Is the *independent public accountant* registered with the Public Company Accounting Oversight Board? ■ Yes ☐ No

(4) If yes to (3) above, is the *independent public accountant* subject to regular inspection by the Public Company Accounting Oversight Board in accordance with its rules? ■ Yes ☐ No

(5) The *independent public accountant* is engaged to:

Your Name Muehler, Steven Joseph
Date ____________

CRD Number ____________
SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

A. ☒ audit a pooled investment vehicle
B. ☐ perform a surprise examination of *clients'* assets
C. ☒ prepare an internal control report

(6) Does any report prepared by the *independent public accountant* that audited the pooled investment vehicle or that examined internal controls contain an unqualified opinion? ☐ Yes ☐ No ☒ Report Not Yet Received

If you check "Report Not Yet Received," you must promptly file an amendment to your Form ADV to update your response when the accountant's report is available.

SECTION 10.A. *Control Persons*

You must complete a separate Schedule D Section 10.A. for each *control person* not named in Item 1.A. or Schedules A, B, or C that directly or indirectly *controls* your management or policies.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(1) Firm or Organization Name

____

(2) *CRD* Number (if any) ____________ Effective Date ____________ mm/dd/yyyy Termination Date ____________ mm/dd/yyyy

(3) Business Address:
4050 Glencoe Avenue, Unit 210
(number and street)
Marina Del Rey (city) California (state/country) 90292 (zip+4/postal code)
If this address is a private residence, check this box: ☐

(4) Individual Name (if applicable) (Last, First, Middle)

____

(5) *CRD* Number (if any) ____________ Effective Date ____________ mm/dd/yyyy Termination Date ____________ mm/dd/yyyy

(6) Business Address:
4050 Glencoe Avenue, Unit 210
(number and street)
Marina Del Rey (city) California (state/country) 90292 (zip+4/postal code)
If this address is a private residence, check this box: ☐

(7) Briefly describe the nature of the *control*:

____

SECTION 10.B. *Control Person* Public Reporting Companies

If any person named in Schedules A, B, or C, or in Section 10 A. of Schedule D is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934 , please provide the following information (you must complete a separate Schedule D Section 10.B. for each public reporting company):

FORM ADV Schedule D Page 13 of 13	Your Name Muehler, Steven Joseph Date ____________	*CRD* Number ____________ SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

(1) Full legal name of the public reporting company: ____________

(2) The public reporting company's CIK number (Central Index Key number that the SEC assigns to each reporting company): ____________

Miscellaneous

You may use the space below to explain a response to an Item or to provide any other information.

See Attachments

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS
This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Items 11.A. or 11.B. of Form ADV. Check item(s) being responded to: ☐ 11.A(1) ☐ 11.A(2) ☐ 11.B(1) ☐ 11.B(2) Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page. Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the items listed above.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):
- ☒ You (the advisory firm)
- ☐ You and one or more of your *advisory affiliates*
- ☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number	This *advisory affiliate* is ☐ a firm ☐ an individual Registered: ☐ Yes ☐ No
Name (For individuals, Last, First, Middle)	

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or *advisory affiliate's* favor.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

____

____

____

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.
☐ Yes ☐ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)

(continuation)

PART II

1. If charge(s) were brought against an organization over which you or an *advisory affiliate* exercise(d) *control*: Enter organization name, whether or not the organization was an *investment-related* business and your or the *advisory affiliate's* position, title, or relationship.

____

2. Formal Charge(s) were brought in: (include name of Federal, Military, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case number).

____

3. Event Disclosure Detail (Use this for both organizational and individual charges.)

   A. Date First *Charged* (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

   If not exact, provide explanation: ____

   B. Event Disclosure Detail (include Charge(s)/Charge Description(s), and for each charge provide: (1) number of counts, (2) *felony* or *misdemeanor*, (3) plea for each charge, and (4) product type if charge is *investment-related*).

____

____

____

   C. Did any of the Charge(s) within the Event involve a *felony*? ☐ Yes ☐ No

   D. Current status of the Event? ☐ Pending ☐ On Appeal ☐ Final

   E. Event Status Date (complete unless status is Pending) (MM/DD/YYYY): ______

   ☐ Exact ☐ Explanation

   If not exact, provide explanation: ____

4. Disposition Disclosure Detail: Include for each charge (a) Disposition Type (e.g., convicted, acquitted, dismissed, pretrial, etc.), (b) Date, (c) Sentence/Penalty, (d) Duration (if sentence-suspension, probation, etc.), (e) Start Date of Penalty, (f) Penalty/Fine Amount, and (g) Date Paid.

____

____

____

____

____

____

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)
(continuation)

5. Provide a brief summary of circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (Your response must fit within the space provided.)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Items 11.C., 11.D., 11.E., 11.F. or 11.G. of Form ADV.

Check item(s) being responded to:

☐ 11.C(1)	☐ 11.C(2)	☐ 11.C(3)	☐ 11.C(4)	☐ 11.C(5)
☐ 11.D(1)	☐ 11.D(2)	☐ 11.D(3)	☐ 11.D(4)	☐ 11.D(5)
☐ 11.E(1)	☐ 11.E(2)	☐ 11.E(3)	☐ 11.E(4)	
☐ 11.F.	☐ 11.G.			

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items 11.C., 11.D., 11.E., 11.F. or 11.G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):
- ☒ You (the advisory firm)
- ☐ You and one or more of your *advisory affiliates*
- ☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number	This *advisory affiliate* is ☐ a firm ☐ an individual Registered: ☐ Yes ☐ No

Name (For individuals, Last, First, Middle)

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or *advisory affiliate's* favor.

If you are registered or registering with a *state securities authority*, you may remove a DRP for an event you reported only in response to Item 11.D(4), and only if that event occurred more than ten years ago. If you are registered or registering with the SEC, you may remove a DRP for any event listed in Item 11 that occurred more than ten years ago.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

____

____

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.
☐ Yes ☒ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. Regulatory Action initiated by:
☐ SEC ☐ Other Federal ☒ State ☐ *SRO* ☐ Foreign

(Full name of regulator, *foreign financial regulatory authority*, federal, state or *SRO*)

See Attachments

2. Principal Sanction (check appropriate item):

☐ Civil and Administrative Penalty(ies)/Fine(s)
☐ Bar
☒ Cease and Desist
☐ Censure
☐ Denial
☐ Disgorgement
☐ Expulsion
☐ Injunction
☐ Prohibition
☐ Reprimand
☐ Restitution
☐ Revocation
☐ Suspension
☐ Undertaking
☐ Other Private Placement

Other Sanctions:

3. Date Initiated (MM/DD/YYYY): 08/25/2010 ☒ Exact ☐ Explanation

If not exact, provide explanation:

4. Docket/Case Number:

See Attached

5. *Advisory Affiliate* Employing Firm when activity occurred which led to the regulatory action (if applicable):

See Attached

6. Principal Product Type (check appropriate item):

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☒ Other Private Placement

Other Product Types:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

7. Describe the allegations related to this regulatory action (your response must fit within the space provided):

One instance of an unsolicited email being sent for a Regulation D Offering. The Offering(s) was / were terminated with no shares ever being sold. Companies were terminated.

8. Current status? ☐ Pending ☐ On Appeal ☒ Final

9. If on appeal, regulatory action appealed to (SEC, *SRO*, Federal or State Court) and Date Appeal Filed:

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10. How was matter resolved (check appropriate item):

☒ Acceptance, Waiver & Consent (AWC)
☐ Consent
☐ Decision
☐ Decision & *Order* of Offer of Settlement
☐ Dismissed
☐ *Order*
☐ Settled
☐ Stipulation and Consent
☐ Vacated
☐ Withdrawn
☐ Other Private Placement

11. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation:

12. Resolution Detail:

A. Were any of the following Sanctions *Ordered* (check all appropriate items)?

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution

Amount: $ ☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions *Ordered*:

None

Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against you or an *advisory affiliate*, date paid and if any portion of penalty was waived:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)

(continuation)

13. Provide a brief summary of details related to the action status and (or) disposition and include relevant terms, conditions and dates (your response must fit within the space provided).

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Item 11.H. of Part 1A and Item 2.F. of Part 1B of Form ADV.

Check Part 1A item(s) being responded to: ☐ 11.H(1)(a) ☐ 11.H(1)(b) ☐ 11.H(1)(c) ☐ 11.H(2)
Check Part 1B item(s) being responded to: ☐ 2.F(1) ☐ 2.F(2) ☐ 2.F(3) ☐ 2.F(4) ☐ 2.F(5)

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item 11.H. of Part 1A or Item 2.F. of Part 1B. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):
☑ You (the advisory firm)
☐ You and one or more of your *advisory affiliates*
☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number

This *advisory affiliate* is ☐ a firm ☐ an individual
Registered: ☐ Yes ☐ No

Name (For individuals, Last, First, Middle)

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or advisory affiliate's favor.

If you are registered or registering with a *state securities authority*, you may remove a DRP for an event you reported only in response to Item 11.H.(1)(a), and only if that event occurred more than ten years ago. If you are registered or registering with the SEC, you may remove a DRP for any event listed in Item 11 that occurred more than ten years ago.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.
☐ Yes ☐ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. Court Action initiated by: (Name of regulator, *foreign financial regulatory authority, SRO*, commodities exchange, agency, firm, private plaintiff, etc.)

2. Principal Relief Sought (check appropriate item):

☐Cease and Desist ☐Disgorgement ☐Money Damages (Private/Civil Complaint) ☐Restraining Order
☐Civil Penalty(ies)/Fine(s) ☐Injunction ☐Restitution ☐Other Private Placement

Other Relief Sought:

3. Filing Date of Court Action (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation:

4. Principal Product Type (check appropriate item):

☐Annuity(ies) - Fixed
☐Annuity(ies) - Variable
☐CD(s)
☐Commodity Option(s)
☐Debt - Asset Backed
☐Debt - Corporate
☐Debt - Government
☐Debt - Municipal
☐Derivative(s)
☐Direct Investment(s) - DPP & LP Interest(s)
☐Equity - OTC
☐Equity Listed (Common & Preferred Stock)
☐Futures - Commodity
☐Futures - Financial
☐Index Option(s)
☐Insurance
☐Investment Contract(s)
☐Money Market Fund(s)
☐Mutual Fund(s)
☐No Product
☐Options
☐Penny Stock(s)
☐Unit Investment Trust(s)
☐Other Private Placement

Other Product Types:

5. Formal Action was brought in (include name of Federal, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case Number):

6. *Advisory Affiliate* Employing Firm when activity occurred which led to the civil judicial action (if applicable):

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

7. Describe the allegations related to this civil action (your response must fit within the space provided):

8. Current status? ☐ Pending ☐ On Appeal ☒ Final

9. If on appeal, action appealed to (provide name of court) and Date Appeal Filed (MM/DD/YYYY):

10. If pending, date notice/process was served (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ______

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. How was matter resolved (check appropriate item):

☐ Consent ☐ Judgment Rendered ☐ Settled
☐ Dismissed ☐ Opinion ☐ Withdrawn ☐ Other ______

12. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ______

13. Resolution Detail:

A. Were any of the following Sanctions Ordered or Relief Granted (check appropriate items)?

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution

Amount: $ ☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions:

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

C. Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against you or an *advisory affiliate*, date paid and if any portion of penalty was waived:

14. Provide a brief summary of circumstances related to the action(s), allegation(s), disposition(s) and/or finding(s) disclosed above (your response must fit within the space provided).

FORM ADV: Part 2 A & B As of November 1st, 2014

Part 2A: The Brochure: This brochure discloses information about the qualifications and business practices of "Alternative Securities Markets Group Corporation", for the benefit of its clients and prospective clients. Please note that the terms "Registered Investment Adviser" or "Registered" do not imply a certain level of skill or training. If the Adviser uses a wrap fee program, it is found in Appendix #1. If you have any questions about the contents of this brochure, please contact us at the contacts given below. **Part 2B: The Brochure Supplement** discloses information about persons providing advice.

2A: ITEM 1: COVER PAGE FOR:

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION
4050 GLENCOE AVENUE, UNIT 210
MARINA DEL REY, CALIFORNIA 90292

TELEPHONE: (213) 407-4386
EMAIL: LEGAL@ALTERNATIVESECURITIESMARKET.COM
WEBSITE: http://www.AlternativeSecuritiesMarket.com
WEBSITE: http://www.AlternativeSecuritiesMarketsGroup.com
WEBSITE: http://www.SteveMuehler.com

Please note that this Brochure has not been approved by the Securities & Exchange Commission or by any State Securities Authority. This firm plans to register with the United States Securities & Exchange Commission within 120 days of the date of the document, and notice will be filed in one or more States; **REGISTRATION DOES NOT MEAN APPROVAL OR VERIFICATION BY THOSE REGULATORS.** More information about the firm will be available at Investment Adviser Public Disclosure: www.adviserinfo.sec.gov.

2A: Brochure: Item 2: Material Changes: If we amend this disclosure brochure, we are to send you either a new copy of the brochure or at least this Item 2 describing the changes made so you can decide if you want us to send you a complete, new copy. A summary of material change is:

____ Attached as an exhibit to, or
__X_ Included here as part of this updated brochure (initial filing)

The changes made are:

- NONE: This is our initial filing

2A: Brochure: Item 3: Table of Contents: Information that Investment Advisers must provide to prospective clients and to existing clients annually: 18 disclosure items that describe this firm's advisory business, and (if applicable) Appendix 1 with disclosures required for a "wrap fee" program brochure (a specialized brochure).

2A: Brochure: Items 4-18:

Item 4. This Advisory Firm's Business:

__4.A:__ Alternative Securities Markets Group Corporation is a California Stock Corporation that is registered as an Investment Advisory Firm. Alternative Securities Markets Group Corporation (or "the Firm" or "the Adviser") is currently registering in the States of:

- California
- New York
- Florida
- Texas
- Arizona
- Nevada

Note: The use of the phrase "Registered Investment Adviser" or the term "Registered" do not imply a certain level of skill or training.

The Firm's owner(s) are / is:

- **Mr. Steven Joseph Muehler**, the Firm's Founder and Chief Executive Officer

In addition to the examinations any given state requires each Investment Adviser Representative to pass in order to give investment advice in that State, the Alternative Securities Markets Group Corporation requires its advisers to have at least a college education or FIVE YEARS of related industry experience. Along with this, they must demonstrate a history of being in compliance with all industry regulations.

The Alternative Securities Markets Group Corporation maintains business hours of $8:30 AM to 5:00 PM PST.

4.B: Alternative Securities Markets Group Corporation ("the Firm" or "the Adviser") provides "Alternative Securities Investment Advisory Services" to Investor Clients and Issuer Clients; as well as Financial Planning for Investor Clients. Alternative Securities Markets Group Corporation works on a contractual basis with all clients to clearly outline the mutually agreed upon services to be offered.

The Firm first conducts an interview with a prospective Investor and Issuer Client, in some cases using a standard questionnaire, to assist in determining a client's needs, goals and general risk tolerance.

If an Investor Client wishes to engage the Firm / Adviser for Investment Advisory Services for Alternative Securities Investment Advisory and/or for Financial Planning Services, a services agreement will be executed by both parties that clearly outlines the mutually agreed upon Financial Advisory Services to be offered. The Agreement must be determine what risk tolerance the client is able to withstand. The level of risk a client agrees to will primarily dictate which portfolio or what market segment of the Alternative Securities Market the Adviser will advise the client about. In addition to the risk profile, clients may also be provided an investment policy statement which further confirms the agreed upon allocation and outlines the roles each party will play. The Firm at this time will not be establishing any types of discretionary or non-discretionary accounts for any clients. Unless the services are clearly outlined in the signed agreement, the Firm / Adviser cannot be held responsible nor be expected to offer advice or input on anything outside the scope of the agreement. The Firm / Adviser is not a law firm or a CPA Firm. Therefore, we do not offer any tax or legal advice. We strongly recommend the client discuss all aspects of any plan with their CPA or attorney before implementing it. The implementation of any planning discussed with the client it at the sole discretion of the client.

The Alternative Securities Markets Group Corporation's Financial Advisory Service to Investor Clients and Issuer Clients will be solely in regards to the following types of Securities:

- Private Corporate Debt Securities
- Regulation D Securities
- Regulation S Securities
- Regulation A Securities
- Certain Intra-State Exempt Securities
- Oil and Gas Interests
- Certain Real Estate Investments
- Certain over-the-counter securities
- Foreign Issuers
- Certificates of Deposit
- Private Placements
- Mortgage Loans
- Equity CrowdFunding
- Life Settlement

The Alternative Securities Markets Group Corporation will not offer Financial Advisory Services to any Client for the following Securities:

- Exchange Listed Securities
- Municipal Securities
- Variable Life Insurance
- Variable Annuities
- Mutual Fund Shares
- U.S Government Securities
- Options Contracts

4.C. Do we tailor our Advisory Services to a client's individual needs and how do we do so? Can client's impose restrictions on investing in certain securities or types of securities?

By their nature, financial planning services for Investors must be based on each client's individual needs to have any useful validity. As the Alternative Securities Markets Group Corporation does not manage accounts, an Investment Adviser of Alternative Securities Markets Group Corporation can only make recommendations that the Adviser feels are in the client's own best interest, based on an individual's stated and/or established, individual needs, goals, risk tolerance and investment time horizon. The firm seeks to establish this personal dimension through a careful, fact-finding interview and series of discussions with each client.

As Investment clients make investments from their own accounts at their own direction, and that the Alternative Securities Markets Group Corporation is not a manager of accounts (no fiduciary controls), there is no restrictions that need to be imposed.

Item 5. Fees and Compensation:

5.A: A description of the range of fees our Firm Charges.

Alternative Securities Financial Review or Consultation (Investors)
For client's desiring on a Financial Review or Consultation about a portfolio of Alternative Securities, or a Consultation about a potential purchase of Alternative Securities, the Firm charges a maximum charge of $250 per hour, charged in six minute increments. A qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee.

Offering of Alternative Securities (Issuer)
For an Issuer Clients desiring a Consultation for a potential or current Alternative Securities Offering, the Firm charges a maximum fee of $350 per hour, charged in six minute increments. A qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee

For Issuer clients desiring "on-going" Alternative Securities Consultation about a current Alternative Securities Offering, the Firm charges a maximum fee of $350 per hour, charged in six minute increments, to be paid on a monthly basis, or a set percentage of equity securities in the client's company in exchange for "on-going" Alternative Securities Consultation for the duration of the Offering, and after the Offering. Only a qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee or to negotiate an equity ownership interest in a client's company.

5.B-D: Does our Firm Bill its Clients for the incurred advisory fees?

Generally, our Firm's practice is charge each client an "upfront retainer" of a FIVE HOURS, and after the full retainer is depleted, the Firm's ongoing practice is through "direct billing", in which we send a monthly invoice to each client for the advisory fees charged by the firm.

The Alternative Securities Markets Group Corporation receives no additional compensation for its Advisory Services.

5.E: Does the Firm or any of its supervised persons accept compensation for the sale of any securities or other investment products, including asset-based sales charges or service fees from the sale of any products?

No, the Alternative Securities Markets Group Corporation is not a Broker Dealer, and receives no compensation from the sale of any securities.

Disclosure 5.E.1: No member of the Firm can earn a commission from the sale of any security.

Disclosure 5.E.2: The firm recommends no Broker Dealers for the purchase of any securities to any Investor Client, Affiliated or non-Affiliated.

Disclosure 5.E.3: The Firm Receives No Revenues through Commissions or other sales-based compensation.

Item 6. Performance Based Fees:

Does our Firm Charge Performance-Based Fees (fees based on a portfolio's increase in asset value)?

No, it does not.

Item 7. Types of Clients:

INVESTOR CLIENTS: Typically our clients will include high net worth individuals, homeowners with home equity greater than 30% equity in their property, corporations and other businesses. We are prepared to provide services to charitable organizations, estates, and trusts as well. We do not impose a minimum dollar amount any investor may be able to invest for our services.

ISSUER CLIENTS: Typically our clients will include Private U.S. Companies with an equity value less than $250 Million, which we refer to as "micro-cap companies". These Issuer Clients will be seeking to engaged in some form of a securities offering utilizing one or more of the securities types detailed in Part II, Item 4.

Item 8. Methods of Analysis:

A. An Adviser must describe its methods of analysis and investment strategies used in formulating its investment advice. It must explain in detail any unusual risks.

CAUTION:
INVESTING IN ALTERNATIVE SECURITIES
INVOLVES RISK OF LOSS

An Adviser must explain the material risks involved for each significant investment, investment strategy, or method of analysis used and particular type of security recommended, with more detail if those risks are significant or unusual (i.e., not otherwise apparent from reading this brochure). A strategy or method of analysis is significant if the adviser uses the strategy or method in advising "more than a small portion of the adviser's client's assets."

Alternative Securities Markets Group Corporation follows an "open architecture" approach to building a diversified portfolio of Alternative Securities portfolios for clients. Though each portfolio will differ based on the needs of the Investment Client, Alternative Securities Markets Group Corporation's goal is to build Alternative Securities Portfolios for our Investment Advisory Clients that generate strong risk-adjusted returns and are consistent with the Investment Advisory Client's stated objectives and risk tolerance. To create consistency with advisors and clients, we narrow the scope of investments down to those offerings the Firm's Management feels offer the best options with certain asset classes of Alternative Securities. This process allows a level of due diligence to be performed on Alternative Securities Investments being presented to Investment Advisory Clients by Alternative Securities Markets Group Corporation's Advisers.

B. Alternative Securities Markets Group Corporation does not advise any strategy that involves "frequent trading". The majority of the Alternative Securities that our Advisers recommend are either restricted from trade for a period of up to a minimum of one year, or do not have an established secondary market for the trade of the securities. The Alternative Securities Markets Group Corporation uses a "long term purchase approach" (holding for at least one year). The majority of the Firm's Alternative Securities Portfolio of Offerings do not have liquidity events for shareholders for 1-5 years.

C. Do we recommend primarily a particular type of security? What are the material risks involved with that type of security? Are those risks unusual or significant?

Private Corporate Debt Securities	Higher Risk than an Exchange Listed Corporate Bond, Generally Small Cap or Micro-cap Companies with Limited Operating History and Limited assets and revenues, May Lose Entire

	Amount, Not Covered by SIPC
Regulation D Securities	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Regulation A Securities	Unrestricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Over-the-Counter Securities	More Susceptible to Market Fluctuations; Higher Risk than and Exchange Listed Company, May Lose Entire Amount, Not Covered by SIPC
Intra-State Exempt Securities	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Oil and Gas Interests	A Notably Volatile Industry Sector; Historically Prone to Bubble and After Effects; May Lose Entire Amount Invested; Not Covered by SIPC
Real Estate	A Notably Volatile Industry Sector; Historically Prone to Bubble and After Effects; May Lose Entire Amount Invested, Not Covered by SIPC
Foreign Issuers	May Not be Subject to U.S. Financial Reporting Standards, Higher Risk than an Exchange Listed Company, May Lose Entire Amount Invested, Not Covered by SIPC
Certificates of Deposit	Limited Liquidity
Life Settlement	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Long Term Investments, May Lose Entire Amount, Not Covered by SIPC

Item 9. Disciplinary Information:

What facts about any legal or disciplinary event involving our Firm or its personnel should you know of, because it is material to an evaluation of the integrity of our Firm or its Management Persons?

The SEC requires that we inform you, our Client, if our Firm or any of our Management Persons has been involved in any of the events listed below within the last ten years, and if there is any material fact about any legal or disciplinary event that you should know about in order to evaluate our integrity.

You may also see these same questions answered online at the Investment Adviser Public Disclosure Site (IAPD), in Part 1A, Item 11.

HAS OUR FIRM OR ANY OF OUR MANAGEMENT PERSONS BEEN INVOLVED IN:

A Criminal or Civil action in a domestic, foreign or military court of competent jurisdiction in which our Firm or a Management person:

(1) Was Convicted of, or Pled Guilty or Nolo Contendere ("No Contest") to:
  a. Any Felony?
    i. NO
  b. A Misdemeanor that involved investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, or extortion?
    i. NO
  c. A Conspiracy to commit any of these offenses?
    i. NO

(2) Is the named subject of a pending criminal proceeding that involves an investment-related business, fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?
  a. NO

(3) Was found to have been involved in a violation of an investment-related statute or regulation?
  a. NO

(4) Was the subject of any order, judgment, or decree permanently or temporarily enjoining, or otherwise limiting, our Firm or a Management Person from engaging in any investment-related activity, or from violating any investment-related statute, rule, or order? NO

B. An Administrative proceeding before the SEC, any other Federal Regulatory Agency, any State Regulatory Agency, or any Foreign Financial Regulatory Authority in which our Firm or a Management Person –

(1) Was found to have caused an investment-related business to lose its authorization to do business?
  a. NO
(2) Was found to have been involved in a violation of an investment-related statute or regulation and was the subject of an order by the agency or authority:
  a. Denying, Suspending, or Revoking the authorization of your Firm or a Management Person to act in an investment-related business?

i. NO

b. Barring or suspending our Firm's, or a Management Person's, association with an investment-related business?

   i. NO

c. Otherwise significantly limiting our Firm's, or a Management Person's, investment-related activities?

   i. NO

d. Imposing a civil money penalty of more than $2,500 on our Firm, or a Management Person?

   i. NO

C. A Self-Regulatory Organization (SRO) proceeding in which our Firm or a Management person:

(1) Was found to have caused an investment-related business to lose its authorization to do business?

   a. NO

(2) Was found to have been involved in a violation of the SRO's rules and was:

   a. Barred or suspended from membership or from association with other members, or was expelled from membership?

      i. NO

   b. Otherwise significantly limited from investment-related activities?

      i. NO

   c. Fined more than $2,500

      i. NO

NOTE: IN AUGUST OF 2010, A FIRM THAT MR. MUEHLER WAS MANAGING WAS SERVED A 'CEASE AND DESIST' ORDER IN THE MATTER OF 'PUBLIC SOLICITION' OF A PRIVATE PLACEMENT (AN UN-SOLICITED EMAIL WAS SENT TO A POTENTIAL INVESTOR THAT STATED INVESTMENT TERMS AND CONDITIONS). THE FIRM THAT WAS SUBJECT OF THE CEASE AND DESIST ORDER CEASED OPERATIONS PRIOR TO THE SALE OF ANY SECURITIES TO ANY INVESTORS. A COPY OF THE 2010 ORDER IS ATTACHED AS AN EXHIBIT TO PART I OF THIS ADV FORM.

Item 10. Other Financial Industry Activities and Affiliations: What material relationships does our Firm, or any of our Management Persons have, with related financial industry participants? What material conflicts of interest may arise from these relationships and how are these conflicts addressed?

A. Have we, or has any of our Management Persons, registered as a broker-dealer or as a representative of a broker-dealer?

   a. NO

B. Have we, or has any of our Management Persons, registered as a futures commission merchant, commodity pool operator, a commodity trading advisor, or an associated person of any of these entities named here?
    a. NO
C. Do w have any "related person" – a person or a firm that we control or that controls us through ownership, or as an officer – with whom we have a material relationship, any arrangement that may cause a conflict of interest when providing our clients with Investment Advice?
    a. YES

Alternative Securities Markets Group Corporation

- Wholly owned Subsidiaries
    - Investment Funds (Private)
        - Alternative Securities Markets Group Corporation Fixed Income Fund, LLC (to be formed)
            - Open End Fixed Return Fund
        - ASMG Fixed Income Fund I, LLC (to be formed in 2014)
            - Closed Ended Fund
        - ASMG Fixed Income Fund II, LLC (to be formed in 2014)
            - Closed Ended Fund
        - ASMG Fixed Income Fund III, LLC (to be formed in 2014)
            - Closed Ended Fund
        - ASMG Fixed Income Fund IV, LLC (to be formed in 2014)
            - Closed Ended Fund
        - ASMG Fixed Income Fund V, LLC (to be formed in 2014)
            - Closed Ended Fund
    - Private Operating Companies (all to be formed in 2014)
        - Samba Brazilian Gourmet Pizza Corporation
        - Alternative Securities Market, Inc.
            - Alternative Securities Markets Group Aviation and Aerospace Market, LLC
            - Alternative Securities Markets Group Biofuels Market, LLC
            - Alternative Securities Markets Group California Water Rights Market, LLC
            - Alternative Securities Markets Group Commercial Mortgage Clearinghouse, LLC
            - Alternative Securities Markets Group Energy Market, LLC
            - Alternative Securities Markets Group Entertainment and Media Market, LLC
            - Alternative Securities Markets Group Fashion and Textiles Market, LLC
            - Alternative Securities Markets Group Financial Services Market, LLC
            - Alternative Securities Markets Group Food and Beverage Market, LLC

    - Alternative Securities Markets Group Hotel and Hospitality Market, LLC
    - Alternative Securities Markets Group Life Settlement Market, LLC
    - Alternative Securities Markets Group Medical Device and Pharmaceuticals Market, LLC
    - Alternative Securities Markets Group Mining and Mineral Rights Market, LLC
    - Alternative Securities Markets Group Oil and Natural Gas Market, LLC
    - Alternative Securities Markets Group Residential Mortgage Clearinghouse, LLC
    - Alternative Securities Markets Group Restaurant and Nightclub Market, LLC
    - Alternative Securities Markets Group Retail and E-Commerce Market, LLC
    - Alternative Securities Markets Group New Technologies Market, LLC
- Minority Equity Ownership Interests
    - Alternative Securities Markets Group Corporation holds 2-10% minority equity positions in all companies listed on the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com)

NOTE: An Adviser's RELATED PERSONS are: (1) the Adviser's Officers, or Directors (or any person performing similar functions); (2) all persons directly or indirectly controlling, controlled by, or under common control with the Adviser; (3) all of the Adviser's current employees; and (4) any person providing investment advice on the Adviser's behalf.

WE ADDRESS THIS ISSUE BY DISCLOSING THE RISKS TO OUR CLIENTS

The Risk of a conflict of interest in any such arrangement lies in the compensation to be received; it creates an incentive to recommend the service.

Otherwise, our Firm has not other related person that is a:

- Municipal Securities Dealer
- Government Securities Dealer or Broker
- A Mutual Fund
- A Unit Investment Trust
- Offshore Fund
- Another Investment Adviser / Financial Planner
- A Futures Commission Merchant, Commodity Pool Operator or Commodity Trading Advisor
- A Bank or a Thrift Institution

- An Insurance Company or Agency
- A Pension Consultant
- A Real Estate Broker or Dealer
- A Sponsor or Syndicator of Limited Partnerships

D. Do we recommend or select other Investment Advisers for our Clients? NO, we do not. If an Adviser selects or recommends other advisers for a Client, the Adviser must disclose any compensation arrangements or other business relationships between the Advisory Firms that create material conflicts of interest between the adviser and its clients along with a discussion of the conflict and how they are addressed.

   Do we receive compensation form other advisers for our referrals? NO, this does not apply. The compensation advisers may receive, clients should note, creates an incentive to make the recommendation and thereby an inherent risk of a conflict of interest. We address this possible conflict of interest first by bringing to our Clients' attention and by disclosing that this does not apply to our Firm.

   De we have any other business relationships with advisers that could cause a conflict of interest, and if "yes", how do we address them? NO, we do not.

Item 11. Code of Ethics:

A. As required by the SEC Rule 204A-1 or similar state rules, our Firms has adopted a Code of Ethics. The Firm has created a Code of Ethics (November 2014) which addresses primarily issues involved in monitoring proprietary "investment" activities (there are no "trading activities" associated with Alternative Securities Markets Group Corporation). A Copy is available upon written request.

   Please note that using any insider information, information that is not readily available to all participants in a securities marketplace (upon making a reasonable effort to obtain that information), for any person, ourselves or relatives or clients or any other person, is strictly illegal and punishable by fines and imprisonment.

   How Our Firm Controls Sensitive Information:

   - Building Security: Controlled Entrances, Visitor Screening, Security Monitoring devices, including (but not limited to); security cameras, motion detectors, pass codes, and alarms
   - Office Door Locks
   - Locked File Cabinets
   - Password Protected Computer Screens and Databases; Computer "sleep" if left unused
   - Fire Prevention Equipment
   - Office area under continual supervision

B. Does your Firm or a related person recommend to our Clients, or de we buy or sell for our Client" accounts, securities in which we or a related person has a material interest?

a. Our Firm and/or its Associates:
   i. Buy or Sell for the Firm or for themselves any securities that we also recommend to our Investment Advisory Clients
      1. WE DO NOT
   ii. Invest or are permitted to invest in securities related to those we may recommend to Investment Advisory Clients?
      1. WE DO NOT

b. Our Firm and its Associates:
   i. Buy Securities for the Firm or for themselves from Advisory Clients?
      1. WE DO NOT
   ii. Sell Securities the Firm or its Associates own to Advisory Clients?
      1. The Firm may recommend securities of Private Funds that the Firm is a Manager and is a wholly owned subsidiary
   iii. In their capacity as a broker / dealer agent, transact purchases or sales of any Investment Advisory Client's securities directly to any person?
      1. WE DO NOT
   iv. Recommend securities to our advisory clients in which our Firm or any person or other firm related to our Firm has some other proprietary ownership or other financial interest
      1. The Firm may recommend securities of Private Funds that the Firm is a Manager and is a wholly owned subsidiary
      2. The Firm may recommend securities of companies associated with the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com), of which, the Company holds a minority equity ownership interest in each of these companies, though it receives no financial compensation for any investments made.
   v. Act as an investment adviser to an investment company that we recommend to our Clients?
      1. WE DO NOT

C. Personal Trading: There are no "Trading Activities" Associated with the Alternative Securities Markets Group Corporation

D. Personal Trading: There are no "Trading Activities" Associated with the Alternative Securities Markets Group Corporation

Item 12. Brokerage Practices:

A. Does our Firm select a broker / dealer for you?
   a. NO WE DO NOT, THERE ARE NO ACTIVITIES OR SERVICES ASSOCIATED WITH THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION THAT INVOLVE BROKER DEALERS, EXCEPT FOR 'ISSUER SERVICES'.

Item 13. Review of Accounts:

A. Does someone in our Firm review investment account portfolios and how often?

   a. The Alternative Securities Markets Group Corporation does not maintain investment accounts for our Investment Advisory Clients. Though, Mr. Steven J. Muehler, Founder and Chief Executive Officer of the Firm. At Mr. Muehler's discretion, he may delegate review of a client's "advisory portfolio of investments" to another qualified Registered Investment Adviser.

B. What factors might trigger a review in addition to our periodic review?

   a. Certain advisory portfolios may be reviewed in the event of significant changes in the markets or due to socio-political factors deemed to affect those portfolios or input provided through our own research. Changes to an Investment Advisory Client's expressed goals, needs, or financial condition may also tripper a review of a client's portfolio. Clients are encouraged to maintain regular contact with the Investment Adviser, especially to keep the Firm informed of any changes to the Client's status.

C. What regular reports do we or other provide you? Are they written reports? What do they contain?

   a. All Companies and Funds that we recommend will send confirmation of each transaction that the client chooses to complete, directly to the client. Each Company or Fund will send monthly or quarterly statements, unless the Company is a "non-reporting" company as defined by the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com).

Item 14. Client Referrals and Other Compensation:

A. Does someone other than a Client of our Firm pay our Firm or related persons, or otherwise provide economic benefit to our Firm, for the investment advice we provide to Investment Advisory Clients?

   a. Our Firm is not compensated in any way from third parties for our Investment Advisory.

B. Does our Firm or a firm related to us through some form of ownership pay someone, directly or indirectly, for client referrals?

  a. NO WE DO NOT

Item 15: Custody:

A. Does our Firm have discretionary authority over Client Assets?
  a. NO WE DO NOT, NO OPERATION OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION INVOLVES ANY TYPE OF CUSTODY OF ANY OF A CLIENTS ASSETS

Item 16: Investment Discretion:

A. Does our Firm have Discretionary Authority over a Client's Assets?
  a. NO WE DO NOT, NO OPERATION OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION INVOLVES ANY TYPE OF CUSTODY OF ANY OF A CLIENTS ASSETS

Item 17: Voting Client Securities:

A. Does our Firm have, or will it accept authority, to vote Investment Advisory Client Securities?
  a. NO. The Firm's policies and procedures manual, our agreements and this disclosure brochure will state:
    i. *"Clients should note that the Adviser does not undertake to vote any proxies to the investments a client may choose to make, or have. It remains the Client's right to vote all proxies; voting proxies is an important means for the investor to understand the companies in whose securities he / she is invested."*

  b. This is our policy and our procedure: THAT WE DO NOT VOTE PROXIES. Our Firm does not vote its Advisory Client's proxies. We state in our agreement and here in these disclosures. Our Firm urges our Clients to read and participate in the voting process tied to the shares they own in various companies as an excellent means for our clients to become familiar with those companies in which they are invested.

Item 18: Financial Information:

A. Does your Firm have Custody of Client Funds or Securities?
  a. NO WE DO NOT

B. Does our Firm have any financial condition that could reasonably seem likely to impair our ability to meet our contractual commitments to clients?
   a. NO WE DO NOT

C. Has our Firm been the subject of a bankruptcy during the last ten years?
   a. No, it has not

Item 19: State Registration Information:

If you are registering or are registered with one or more State Securities Authorities, you must respond to the following additional items:

A. Identify each of your Principal Executive Officers and Management Persons, and describe their formal education and business background.

   Mr. Steven Joseph Muehler is the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation, which opened the "Alternative Securities Market" to companies seeking both an initial public offering and a public listing of the Company's Securities in April of 2014, and is opening the market to the general investing public on January 1st, 2014.

   Unlike the current "CrowdFunding" Sites over saturating the Alternative Securities Investment Industry today, the Alternative Securities Market is the FIRST and ONLY CrowdFunding Site that is open to ALL INVESTORS (U.S. Citizens, Non-U.S. Citizens, Accredited Investors, Nom-Accredited Investors, Private Individual Investors, and Institutional Investors and Advisors).

   The Alternative Securities Market is the First and Only Primary and Secondary Market for the initial issue and resale of Regulation A, Regulation S and Regulation D Securities (Regulation D, Regulation S, and certain Regulation A Securities of "shell companies" are restricted from resale for 6-12 months). The Alternative Securities Market operates as a private, transparent equity and debt securities marketplace, offering market participants a comprehensive range of services to meet their needs, including facilitating "initial public offerings" for Regulation A, Regulation S and Regulation D securities. The Alternative Securities Markets Group also supplies both market, industry and listed company data. The total product offering at the Alternative Securities Market includes: Common Stock, Preferred Stock, Convertible Preferred Stock, Debt Notes (asset backed & secured notes only) and Convertible Debt Notes.

   Mr. Muehler has more than fifteen years investment banking industry and corporate finance industry experience, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans and leading fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Securitizations, Energy, Biofuels, Mining and Mineral Rights, Oil and Natural Gas, Medical Device,

Pharmaceuticals and New Technology Market Capitalization and Management ranging from Fortune 100 companies to early stage ventures.

Prior to founding the Alternative Securities Markets Group in April of 2014, Mr. Muehler served as a corporation capitalization and securities advisor for both private and public securities offerings.

Before beginning his career in the Corporate Investment Banking Market, Mr. Muehler Served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Reverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies, and during his time as an advisor, that Mr. Muehler gained valuable experience working with multinational finance and domestic investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

During the last year, Mr. Muehler has served as the "counter point to CrowdFunding" on his weekly Radio and HDWebTV Series, "Steve Muehler, On the Corner of Main Street and Wall Street". The Show returns on January 2nd, 2014 with a weekly 2-3 hour broadcast.

Mr. Muehler is also the Founder and Chief Executive Officer of "Samba Brazilian Gourmet Pizza Corporation".

B. Describe any business in which you are actively engaged (other than giving investment advice) and the approximate amount of time spent on that business.

Alternative Securities Markets Group Corporation (40-80 hours per week)

- a. Wholly owned Subsidiaries
  - i. Investment Funds (Private)
    1. Alternative Securities Markets Group Corporation Fixed Income Fund, LLC (to be formed)
       - a. Open End Fixed Return Fund
    2. ASMG Fixed Income Fund I, LLC (to be formed in 2014)
       - a. Closed Ended Fund
    3. ASMG Fixed Income Fund II, LLC (to be formed in 2014)
       - a. Closed Ended Fund
    4. ASMG Fixed Income Fund III, LLC (to be formed in 2014)
       - a. Closed Ended Fund
    5. ASMG Fixed Income Fund IV, LLC (to be formed in 2014)
       - a. Closed Ended Fund
    6. ASMG Fixed Income Fund V, LLC (to be formed in 2014)
       - a. Closed Ended Fund
  - ii. Private Operating Companies (all to be formed in 2014)

1. Samba Brazilian Gourmet Pizza Corporation
2. Alternative Securities Market, Inc.
    a. Alternative Securities Markets Group Aviation and Aerospace Market, LLC
    b. Alternative Securities Markets Group Biofuels Market, LLC
    c. Alternative Securities Markets Group California Water Rights Market, LLC
    d. Alternative Securities Markets Group Commercial Mortgage Clearinghouse, LLC
    e. Alternative Securities Markets Group Energy Market, LLC
    f. Alternative Securities Markets Group Entertainment and Media Market, LLC
    g. Alternative Securities Markets Group Fashion and Textiles Market, LLC
    h. Alternative Securities Markets Group Financial Services Market, LLC
    i. Alternative Securities Markets Group Food and Beverage Market, LLC
    j. Alternative Securities Markets Group Hotel and Hospitality Market, LLC
    k. Alternative Securities Markets Group Life Settlement Market, LLC
    l. Alternative Securities Markets Group Medical Device and Pharmaceuticals Market, LLC
    m. Alternative Securities Markets Group Mining and Mineral Rights Market, LLC
    n. Alternative Securities Markets Group Oil and Natural Gas Market, LLC
    o. Alternative Securities Markets Group Residential Mortgage Clearinghouse, LLC
    p. Alternative Securities Markets Group Restaurant and Nightclub Market, LLC
    q. Alternative Securities Markets Group Retail and E-Commerce Market, LLC
    r. Alternative Securities Markets Group New Technologies Market, LLC

b. Minority Equity Ownership Interests
    i. Alternative Securities Markets Group Corporation holds 2-10% minority equity positions in all companies listed on the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com)

C. In addition to the description of your fees in response to Item 5 of part 2A, if you or a supervised person are compensated for advisory services with performance-based fees, explain how these fees will be calculated. Disclose specifically that performance-based compensation may create an incentive for the adviser to recommend an investment that may carry a higher degree of risk to the client.

a. We receive not "performance based" compensation for any Investment Advisory Services.

D. If you or a management person has been involved in one of the events listed below, disclose all material facts regarding the event:

a. An award or otherwise being found liable in an arbitration claim alleging damages in excess of $2,500, involving any of the following:
   i. An investment or an investment-related business or activity;
   ii. Fraud, false statement(s), or omissions
   iii. Theft, embezzlement, or other wrongful taking of property
   iv. Bribery, forgery, counterfeiting, or extortion; or
   v. Dishonest, unfair, or unethical practices.
   vi. NO WE HAVE NOT TO ALL POINTS

b. An award of otherwise being found liable in a civil, self-regulatory, or administrative proceeding involving any of the following:
   i. An investment or an investment-related business activity;
   ii. Fraud, False Statement(s), or omissions
   iii. Theft, embezzlement, or other wrongful taking of property;
   iv. Bribery, forgery, counterfeiting, or extortion; or
   v. Dishonest, unfair, or unethical practices.
   vi. NO WE HAVE NOT TO ALL POINTS

E. In addition to any relationship or arrangement described in response to Item 10.C of Part 2A, describe any relationship or arrangement that you or any of your Management Persons have with any issuer of securities that is not listed in Item 10.C of Part 2A

a. NONE

PART 2B: ***The Brochure Supplement:*** Here we provide information about advisory personnel on whom you rely for Investment Advice. We must provide this supervised person's supplement to you, our client initially at or before the time when that specific supervised person begins to provide you with advisory services.

MR. STEVEN JOSEPH MUEHLER
Born August 11th, 1975

Item 2: ***Educational Background and Business Experience:***

Mr. Steven Joseph Muehler is the Firm's Founder and Chief Executive Officer. Mr. Muehler was born in August of 1975, and grew-up and attended High School in Wahpeton, North Dakota. After graduating from Wahpeton Senior High School in 1994, Mr. Muehler enlisted in the United States Marine Corps, and was honorably discharged from Active Duty in 1999.

While enlisted in the United States Marine Corps, Mr. Muehler began his college studies through the Marine Corps Distance Education Program. Mr. Muehler took college level courses and earned college credits from: The University of North Dakota, The University of Minnesota, The University of Minnesota, Brigham Young University, The University of Alabama and the University of South Carolina. Upon being honorably discharged from the United States Marine Corps in 1999, Mr. Muehler continued his college education at Charleston Southern University in North Charleston, South Carolina.

Mr. Muehler has more than fifteen years investment banking industry and corporate finance industry experience, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans and leading fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Securitizations, Energy, Biofuels, Mining and Mineral Rights, Oil and Natural Gas, Medical Device, Pharmaceuticals and New Technology Market Capitalization and Management ranging from Fortune 100 companies to early stage ventures.

Prior to founding the Alternative Securities Markets Group in April of 2014, Mr. Muehler served as a corporation capitalization and securities advisor for both private and public securities offerings.

Before beginning his career in the Corporate Investment Banking Market, Mr. Muehler Served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Reverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies, and during his time as an advisor, that Mr. Muehler gained valuable experience working with multinational finance and domestic investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

During the last year, Mr. Muehler has served as the "counter point to CrowdFunding" on his weekly Radio and HDWebTV Series, "Steve Muehler, On the Corner of Main Street and Wall Street". The Show returns on January 2nd, 2014 with a weekly 2-3 hour broadcast.

Item 3. ***Disciplinary Information:*** In the Investment Adviser Public Disclosure Site one may find the following disclosures regarding Mr. Muehler. "This Investment Adviser Representative is currently registered in **ONE** jurisdiction.
Is this Investment Adviser Representative currently suspended with any jurisdiction? **NO**
Are there events disclosed about this Investment Adviser Representative? **NO**

Item 4: ***Other Business Activities:*** As noted above and in ADV Part 2A, Mr. Steven J. Muehler is the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation, and the sole shareholder of the Corporation. The Alternative Securities Markets Group Corporation has multiple subsidiaries and minority equity ownership interests as detailed in ADV Part 2A. Mr. Muehler, nor the Alternative Securities Markets Group Corporation, receives no commissions or financial compensation from Investment Advisory Clients who choose to invest in one of these companies.

Item 5: ***Additional Compensation:*** Mr. Muehler currently receives no other forms of income outside of the investment adviser counseling. Mr. Muehler in the future may receive advisory income from the wholly owned subsidiaries of the Alternative Securities Markets Group Corporation, as well as income from Samba Brazilian Gourmet Pizza Corporation. An amendment to this document will be filed and delivered to all Clients of the Alternative Securities Markets Group Corporation upon any change to Mr. Muehler's income.

Item 6: ***Supervision:*** Mr. Muehler is the Firm's Founder and Chief Executive Officer; he is largely his own supervisor. He maintains on file, in the Firm's office reports, his formulation of his recommendations for the regulator to review at will.

Item 7: ***State Registration Requirements:*** Mr. Muehler is registering as a representative of the Advisory firm in California, Florida, New York, Nevada, and Arizona. None of the disciplinary or regulatory events noted under this item applies to Mr. Muehler. He has not been subject of a bankruptcy filing in the past ten years.

Form U10

Please review your responses below. If you would like to correct any errors, click the "Back" button on the bottom of this page.

When you are ready to continue, press the "Submit Form" button below. Once you click "Submit Form", this form cannot be modified.

Candidate Personal Information

Application ID	2461861 (Use this for future reference)
Name	Steven Joseph Muehler
Do you have SSN?	Yes
Social Security Number	*****5571
Date of Birth	**********
Phone	213-407-4386
Email	stevemuehler@gmail.com
Address	4050 Glencoe Avenue Unit 210 Marina Del Rey, CA 90292 United States

Firm Information

Firm Name	
Firm BD Number	
Contact	
Phone	
Email	
Address	United States

Regulatory Agency

None

Examinations

Section A	None Selected		
Section B	None Selected		
Section C	Series 65	Uniform Investment Advisor Law Examination	$155
Section D	None Selected		
Section E	None Selected		
		Total	**$ 155**

Back Submit Form

PROMETRIC

English

NEW APPOINTMENT:

- Additional Information
- Appointment Verification
- Appointment Complete

0000000076257363|1 65

Name:	Steven Muehler
Address:	
Home (Evening) Phone:	213-407-4386
Work/Day Phone:	213-407-4386
Program Name:	FINRA
Appointment Name:	1-65 Uniform Investment Adviser Law Examination
Test Center Number:	0001 - Los Angeles - Culver City
Test Center Address:	5601 WEST SLAUSON AVENUE SUITE 110 (Los Angeles - Metro Area)
Test Center City:	Culver City
Test Center Country:	CA, USA
Test Center Phone #:	(310)337-6696
Appointment Date:	29 Dec 2014
Appointment Time:	1:00 PM
Appointment Duration:	3:30
E-mail:	stevemuehler@gmail.com

You will receive an e-mail within 15-minutes containing your appointment confirmation details.Please check your spam folder if you do not receive your confirmation email. Update your email security filters to allow emails from emailconfirmations@prometric.com

The Prometric website, www.prometric.com, is available 24 hours a day, seven days a week for you to reschedule, cancel or confirm your appointment.

Thank you,

Prometric

EXHIBIT E

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION
MARKET LISTING AGREEMENT:
(Amended December 1st, 2014)

THIS AGREEMENT, dated as of the date executed by ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION ("ASMG"), a California Stock Corporation, located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, by and between ASMG and REMINGTON ENERGY GROUP CORPORATION..

The Company's eligibility to list and promote its securities offering on the Alternative Securities Market's ("ASM") Primary and Secondary Private Alternative Securities Market at http://www.AlternativeSecuritiesMarket.com is more fully defined in, and is governed by, the ASMG Market Listing Agreement, as amended from time to time, which, together with all attachments, appendices, addenda, cover sheets, amendments, exhibits, schedules and other materials referenced therein (collectively, the "Agreement"), are attached hereto and incorporated herein by reference in their entirely.

The Company requests to enter into a Market Listing Agreement with ASMG and to have its securities listed on one of the following tiers of the Alternative Securities Markets at http://www.AlternativeSecuritiesMarket.com, as applicable, as evidenced by an authorized officer of the Company initialing and dating below next to the Alternative Securities Market Tier being requested:

MUST CHOOSE ONE ASM MARKET TIER BELOW:

ASM MARKET	Initials	Date
ASM VENTURE MARKET *(Raising $100,000 to $1,000,000)*		
ASM MAIN MARKET *(Raising $1,000,001 to $5,000,000)*	X WWJ	X 12/02/2014
ASM GLOBAL PRIVATE MARKET		
ASM POOLED FUNDS MARKET		

SEE MARKET TIER LISTING REQUIREMENTS ON THE NEXT PAGE BEFORE CHOOSING A MARKET TIERM TO APPLY FOR LISTING:

ASM VENTURE MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $100,000 USD
- Maximum Offering: $1,000,000 USD
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM MAIN MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $1,000,001 USD
- Maximum Offering: $5,000,000 USD
- Proposed New Maximum Offering: $50,000,000 USD (upon enactment of Regulation A Plus / Tier II)
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM GLOBAL PRIVATE MARKET:

- U.S., Canadian and International Companies
- Securities are issued pursuant to Regulation D and Regulation S
- Market open to all U.S. Accredited Investors and International Investors (No non-accredited)
- Regulation D Shares issued with 6-12 month restrictions on trade
- Regulation S Shares issued with 6-12 month restrictions on trade
- U.S. and Canadian Company Minimum Offering: $5,000,001 USD
- International Company Minimum Offering: $1,000,001 USD
- Maximum Offering: Unlimited
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- No SEC Comment or Review

ASM POOLED FUNDS MARKET:

- By Invite Only

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

MARKET SEGMENTS:

(___) Alternative Securities Market Aviation & Aerospace Market

(___) Alternative Securities Market Biofuels Market

(___) Alternative Securities Market California Water Rights Market

(___) Alternative Securities Market Commercial Mortgage Clearinghouse

(___) Alternative Securities Market Energy Market

(___) Alternative Securities Market Entertainment & Media Market

(___) Alternative Securities Market Fashion & Textiles Market

(___) Alternative Securities Market Financial Services Market

(___) Alternative Securities Market Food & Beverage Market

(___) Alternative Securities Market Hotel & Hospitality Market

(___) Alternative Securities Market Life Settlement Market

(___) Alternative Securities Market Medical Device & Pharmaceuticals Market

(___) Alternative Securities Market Mining & Mineral Rights Market

(_X_) Alternative Securities Market Oil & Natural Gas Market

(___) Alternative Securities Market Residential Mortgage Market

(___) Alternative Securities Market Restaurant & Night Club Market

(___) Alternative Securities Market Retail & E-Commerce Market

(___) Alternative Securities Market New Technologies Market

Type of Direct Public Offering: *(Choose One)*

Common Stock: (__)
Preferred Stock: (_X_)
Membership Units / Equity Interests: (__)
Debt Note / Corporate Bond: (__)
Royalty Interest: (__)
Other: ____

Type of Public Reporting: *(Choose One of Three options below)*

(X) OPTION ONE: Public Reporting Company:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements.

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

( ) OPTION TWO: Limited Reporting Company:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

( ) OPTION THREE: Non-Reporting Company:

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions,

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

The Company agrees to continue to acknowledge that members of Alternative Securities Markets Group Corporation shall continue to be relying on the Company and business information when preparing the Company for a 'Direct Public Offering of Securities' and listing on the Alternative Securities Market. All members of the Company represent that all such information he or she is providing to Alternative Securities Markets Group Corporation is true and complete to the best of his or her knowledge. All members of the Company acknowledge that members of Alternative Securities Markets Group Corporation may provide the information submitted to other necessary parties or its affiliates in the course of preparing the proposed 'Direct Public Securities Offering' and listing on the Alternative Securities Market. All members of the Company shall promptly submit any additional information which supplements or reflects material changes in any of the information submitted to Alternative Securities Markets Group Corporation members. Furthermore, all members of the Company shall certify at each submission that all of the information supplied to Alternative Securities Markets Group Corporation is accurate and complete, to the best of her or her knowledge.

Reporting Requirements: (To Be Emailed to Legal@AlternativeSecuritiesMarket.com)

1. Company agrees to continue to provide the information as requested by the Alternative Securities Markets Group.
2. Copy of Final Business Plan / Private Placement Memorandum
3. Copy of the Articles of Incorporation
4. Details on Current Shareholders (Detail number of shares authorized, detailed number of shares issued and outstanding and who holds those shares).
5. BIOGRAPHIES of each Executive Member of the Company, NO RESUMES
6. Details on any issued options or warrants of the Company
7. Details on any debts of the Company
8. Details on all Permitting, Licensing or Regulatory Approvals Required for operation
9. Complete use of Funds Schedule

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Alternative Securities Markets Group to provide the following (ASM Venture Market and ASM Main Market ONLY):

- Preparation of all Securities Registration Statements and Public Offering Memorandums
- All International, Federal & State Registrations, Submissions, Qualifications and Compliance.
- File SEC Form ID for SEC CIK Number and Edgar Filer Passcodes
- Complete Drafting of Regulation A Registration Statement on SEC Form 1-A
- Complete Drafting of Regulation S Securities Offering
- Issuance of International Stock Identification Number
- Printing, Binding and Filing of SEC Form 1-A with the United States Securities and Exchange Commission
- Printing, Binding and Filings of all Amended SEC Form 1-As required for the answering of all comments received from the SEC during the course of the Regulation A Review, Comment and Qualification process
- NASAA Registration of the Regulation A in the Following States (State Registration Fees to be paid upfront by the Alternative Securities Markets Group):
    - California
    - New York
    - Florida
    - Illinois
    - Texas
    - New Jersey
    - Pennsylvania
    - Nevada
    - Arizona
    - One more State as chosen by the Company
- Publishing of a Company page on the selected market tier that contains all information about the Company's Stock and Offering
- Publishing of a Company page for the Company's publishing of a Public Reporting Requirements

FEES PAID BY THE ALTERNATIVE SECURITIES MARKETS GROUP:

- SEC CIK Number Issuance - $0.00
- International Stock Identification Number: $500
- SEC Form 1-A Filing with the SEC (each submission of seven copies, includes: printing, binding, binding materials, paper materials, ink / toner and postage): $50
- NASAA Coordinated Review Submission - $450 for NINE States
- State Registration and Filing Fees for Direct Initial Public Offering:
    - California: $200 plus 1/5 of 1% of the Offering
    - New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)
    - Florida: $1,000
    - Texas: $100 plus 1/10th of 1% of the Offering
    - New Jersey: $1,000
    - Pennsylvania: $500 Plus 1/20th of 1% of the Offering
    - Nevada: 0.02% of the Offering (Min: $200 / Max: $2,000)
    - Arizona: 1/10th of 1% of the Offering (Min: $200 / Max: $2,000)
    - Other State Chosen by the Company: $200 to $2750

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Costs Associated with Public Listings and Public Offering:
Company acknowledges that there shall be fees associated with the Company's Direct Public Securities Offering and listing on the Alternative Securities Market.

REGULATION A W/ REGULATION S SECURITIES OFFERING:

- Monthly ASM Listing & Public Reporting Fees:
  - Public Reporting Companies: $45 per month
  - Limited Public Reporting Companies: $75 per month
  - Non-Reporting Companies $90 per month
- *First payment due upon execution of this agreement, and every month thereafter. Companies will continue to be public reporting during and after public capitalization. Companies are required to keep current their public reporting as detailed in this agreement. This monthly fee shall continue until the Company becomes quoted on the OTCQB or OTCQX Market or a Regulated Stock Exchange such as the NYSE or NASDAQ).*
- BROKER DEALERS: The Alternative Securities Markets has a network of more than 250 Dealer Brokers. Company's entering into an agreement with a Broker Deal can expect to pay the Broker deal a commission ranging from 2% to more than 10%.
- MARKETING COSTS: Companies not securing a relationship with a Listed Alternative Securities Market Broker Deal can expect to pay in the range of 2-5% of Investor Proceeds in additional marketing and advertising costs to complete the Public Offering. None of these costs are paid to the Alternative Securities Markets Group Corporation, and the Alternative Securities Markets Group Corporation does not receive and "kickbacks", or any other form of compensation for any referrals it gives to marketing, PR or advertising firms.
- **Upon SEC Qualification of the Regulation A Securities Registration, a payment of $15,000 to Alternative Securities Markets Group Corporation for services rendered in association with the Regulation A qualification. This can be paid:**
  - **In cash, check, wire or credit card; or**
  - **Issuance of 5% of the Company's issued and outstanding common stock shares (see agreement below).**

Additional Items:
Alternative Securities Markets Group Corporation has determined that the structure and terms of the proposed Debt and/or Equity Capital Offering and Listing, as described in this Agreement, are in compliance with all applicable International, Federal, State and Local Laws, Rules and Regulations regarding Private and Public Debt and/or Equity Public Offerings.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

We look forward to partnering with you on this business opportunity.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their duly authorized officers. Signature on this Cover Sheet is in lieu of, and has the same effect as, signature on each document referenced herein.

COMPANY

Company Name: Remington Energy Group Corporation

Company Address: 737 James Lane, Suite 7499

By (signature): [signature]

Print Name: Mr. Wes Johnson

Title: Chief Executive Officer

Date: 12/02/2014

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION:

By: [signature]

Name: Mr. Steven J. Muehler

Title: Founder & Chief Executive Officer

Date: 12/02/2014

REMINGTON ENERGY GROUP CORPORATION

COMMON STOCK PURCHASE AGREEMENT
(TO BE EXECUTED ONLY UPON SEC QUALIFICATION OF THE REGULATION A SECURITIES OFFERING)

This Common Stock Purchase Agreement (the "Agreement") is made as of ____________________, by and between REMINGTON ENERGY GROUP CORPORATION, a NEVADA corporation (the "Company"), and ***ALTERNATIVE SECURITIES MARKET CORPORATION*** (the "Purchaser").

RECITALS

A. Purchaser has provided, and is providing, consulting services to the Company with respect to the Issuance of Securities through a Direct Public Offering (the "Services"), and, in consideration for the Services, the Company desires to issue and sell the Shares (as defined in Section 1 below) to Purchaser, and Purchaser desires to purchase the Shares from the Company.

B. The Company's Board of Directors (the "Board") unanimously approved the issuance and sale of the Shares to Purchaser on ____________________.

AGREEMENT

NOW THEREFORE, the undersigned agree as follows:

1. **Sale of Stock.** Subject to the terms and conditions of this Agreement, on the Purchase Date (as defined below) the Company will issue and sell to Purchaser, and Purchaser agrees to purchase from the Company, THREE THOUSAND shares of the Company's Common Stock (the "Shares") at a purchase price of $5.00 per Share for a total purchase price of $15,000, which is greater than or equal to the par value of the shares. The term "Shares" refers to the purchased Shares and all securities received in replacement of or in connection with the Shares pursuant to stock dividends or splits, all securities received in replacement of the Shares in a recapitalization, merger, reorganization, exchange or the like, and all new, substituted or

Corporate:
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additional securities or other properties to which Purchaser is entitled by reason of Purchaser's ownership of the Shares.

2. **Purchase.** The purchase and sale of the Shares under this Agreement shall occur at the principal office of the Company simultaneously with the execution of this Agreement by the parties or on such other date as the Company and Purchaser shall agree (the "Purchase Date"). The Board has determined that the Services rendered by Purchaser on or prior to the date hereof (the "Past Services") have a value in excess of the aggregate purchase price of the Shares. On the Purchase Date, the Company will deliver to Purchaser a certificate representing the Shares to be purchased by Purchaser (which shall be issued in Purchaser's name) and the Purchaser shall agree that such Shares shall constitute full payment for the Past Services.

3. **Limitations on Transfer.** In addition to any other limitation on transfer created by applicable State or Federal Securities Laws, Purchaser shall not assign, encumber or dispose of any interest in the Shares except in compliance with the provisions below and applicable securities laws.

(a) **Right of First Refusal.** Before any Shares held by Purchaser or any transferee of Purchaser (either being sometimes referred to herein as the "Holder") may be sold or otherwise transferred (including transfer by gift or operation of law), the Company or its assignee(s) shall have a right of first refusal to purchase the Shares on the terms and conditions set forth in this Section 3(a) (the "Right of First Refusal").

(i) **Notice of Proposed Transfer.** The Holder of the Shares shall deliver to the Company a written notice (the "Notice") stating: (A) the Holder's bona fide intention to sell or otherwise transfer such Shares; (B) the name of each proposed purchaser or other transferee ("Proposed Transferee"); (C) the number of Shares to be transferred to each Proposed Transferee; and (D) the terms and conditions of each proposed sale or transfer. The Holder shall offer the Shares at the same price (the "Offered Price") and upon the same terms (or terms as similar as reasonably possible) to the Company or its assignee(s).

(ii) **Exercise of Right of First Refusal.** At any time within 30 days after receipt of the Notice, the Company and/or its assignee(s) may, by giving written notice to the Holder, elect to purchase all, but not less than all, of the Shares proposed to be transferred to any one or more of the Proposed Transferees, at the purchase price determined in accordance with subsection (iii) below.

(iii) **Purchase Price.** The purchase price ("Purchase Price") for the Shares purchased by the Company or its assignee(s) under this Section 3(a) shall be the Offered

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Price. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Board in good faith.

(iv) **Payment**. Payment of the Purchase Price shall be made, at the option of the Company or its assignee(s), in cash (by check), by cancellation of all or a portion of any outstanding indebtedness, or by any combination thereof within 30 days after receipt of the Notice or in the manner and at the times set forth in the Notice.

(v) **Holder's Right to Transfer**. If all of the Shares proposed in the Notice to be transferred to a given Proposed Transferee are not purchased by the Company and/or its assignee(s) as provided in this Section 3(a), then the Holder may sell or otherwise transfer such Shares to that Proposed Transferee at the Offered Price or at a higher price, provided that such sale or other transfer is consummated within 120 days after the date of the Notice and provided further that any such sale or other transfer is effected in accordance with any applicable securities laws and the Proposed Transferee agrees in writing that the provisions of this Section 3 shall continue to apply to the Shares in the hands of such Proposed Transferee. If the Shares described in the Notice are not transferred to the Proposed Transferee within such period, or if the Holder proposes to change the price or other terms to make them more favorable to the Proposed Transferee, a new Notice shall be given to the Company, and the Company and/or its assignees shall again be offered the Right of First Refusal before any Shares held by the Holder may be sold or otherwise transferred.

(b) **Involuntary Transfer**.

(i) **Company's Right to Purchase upon Involuntary Transfer**. In the event, at any time after the date of this Agreement, of any transfer by operation of law or other involuntary transfer of all or a portion of the Shares by the record holder thereof, the Company shall have the right to purchase all of the Shares transferred at the greater of the purchase price paid by Purchaser pursuant to this Agreement or the fair market value of the Shares on the date of transfer. Upon such a transfer, the person acquiring the Shares shall promptly notify the Secretary of the Company of such transfer. The right to purchase such Shares shall be provided to the Company for a period of 30 days following receipt by the Company of written notice by the person acquiring the Shares.

(ii) **Price for Involuntary Transfer**. With respect to any stock to be transferred pursuant to Section 3(b)(i), the price per Share shall be a price set by the Board of Directors of the Company that will reflect the current value of the stock in terms of present earnings and future prospects of the Company. The Company shall notify Purchaser or his, her or its executor of the price so determined within 30 days after receipt by it of written notice of the transfer or proposed transfer of Shares. However, if Purchaser does not agree with the valuation as determined by the Board of Directors of the Company, Purchaser shall be entitled to have the valuation determined by an independent appraiser to be mutually agreed upon by the Company and Purchaser and whose fees shall be borne equally by the Company and Purchaser.

(c) **Assignment.** The right of the Company to purchase any part of the Shares may be assigned in whole or in part to any stockholder or stockholders of the Company or other persons or organizations.

(d) **Restrictions Binding on Transferees.** All transferees of Shares or any interest therein will receive and hold such Shares or interest subject to the provisions of this Agreement. Any sale or transfer of the Shares shall be void unless the provisions of this Agreement are satisfied.

(e) **Termination of Rights.** The Right of First Refusal in Section 3(a) and the Company's right to repurchase the Shares in the event of an involuntary transfer pursuant to Section 3(b) above shall terminate upon the earliest to occur of (i) the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), (ii) sale of substantially all the assets of the Company, (iii) a merger in which the Company is not the survivor, or (iv) acquisition of a majority of the outstanding securities of the Company by a single person or entity.

(f) **Market Standoff Agreement.** In connection with the initial public offering of the Company's securities and upon request of the Company or the underwriters managing such offering of the Company's securities, Purchaser agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the Company's initial public offering; provided, however, that all offers and directors of the Company must execute substantially identical agreements.

4. **Investment and Taxation Representations.** In connection with the purchase of the Shares, Purchaser represents to the Company the following:

(a) Purchaser is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Shares. Purchaser is purchasing the Shares for investment for its own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act.

(b) Purchaser understands that the Shares have not been registered under the Securities Act by reason of a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Purchaser's investment intent as expressed herein.

(c) Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Purchaser acknowledges that the Company has no obligation to register or qualify the Shares for resale. Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

(d) Purchaser understands that Purchaser may suffer adverse tax consequences as a result of Purchaser's purchase or disposition of the Shares. Purchaser represents that Purchaser has consulted any tax consultants Purchaser deems advisable in connection with the purchase or disposition of the Shares and that Purchaser is not relying on the Company for any tax advice.

5. **Restrictive Legends and Stop-Transfer Orders.**

(a) **Legends.** The certificate or certificates representing the Shares shall bear the following legends (as well as any legends required by applicable state and federal corporate and securities laws):

(i) THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

(ii) THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

(b) **Stop-Transfer Notices**. Purchaser agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

(c) **Refusal to Transfer**. The Company shall not be required (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Shares shall have been so transferred.

(d) **Removal of Legend**. When all of the following events have occurred, the Shares then held by Purchaser will no longer be subject to the legend referred to in Section 5(a)(ii): (i) the termination of the Right of First Refusal; and (ii) the expiration or termination of the market standoff provisions of Section 3(f) (and of any agreement entered pursuant to Section 3(f)). After such time, and upon Purchaser's request, a new certificate or certificates representing the Shares not repurchased shall be issued without the legend referred to in Section 5(a)(ii), and delivered to Purchaser.

6. **No Continuing Rights**. Nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company, or a parent or subsidiary of the Company, to terminate Purchaser's consulting relationship, for any reason, with or without cause.

7. **Miscellaneous**.

(a) **Governing Law**. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

interpreted in accordance with the laws of the State of **NEVADA**, without giving effect to principles of conflicts of law.

(b) **Entire Agreement; Enforcement of Rights**. This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions between them. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement. The failure by either party to enforce any rights under this Agreement shall not be construed as a waiver of any rights of such party.

(c) **Severability**. If one or more provisions of this Agreement are held to be unenforceable under applicable State of Federal Law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(d) **Construction; Disclaimer**. This Agreement is the result of negotiations between all parties, and each party has been afforded all opportunities to have this entire agreement reviewed by their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto. The Company agrees and acknowledges that the Purchaser is not providing, nor has it provided, any legal advice to the Company. Accordingly, the Purchaser hereby strongly urges the Company to retain its own legal and/or financial advisors to assist the Company in evaluating the merits of the transactions described herein. This Agreement shall only be used for the specific purposes described herein.

(e) **Notices**. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient when delivered personally or sent by telegram or fax or 48 hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, and addressed to the party to be notified at such party's address or fax number as set forth below or as subsequently modified by written notice.

(f) **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

(g) **Successors and Assigns**. The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by the Company's successors and assigns. The rights and obligations of Purchaser under this Agreement may only be assigned with the prior written consent of the Company.

[Signature Page Follows]

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

The parties have executed this Agreement as of the date first set forth above.

REMINGTON ENERGY GROUP CORPORATION

By:_______________________________

Name: Mr. Wes Johnson

Title: Founder & Chief Executive Officer

Address: 737 James Lane, Suite 7499

Incline Village, Nevada 89450

PURCHASER:

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION

By:_______________________________

Name: Mr. Steven J. Muehler

Title: Founder & Chief Executive Officer

Address:
Alternative Securities Markets Group Corp.
4050 Glencoe Avenue
Marina Del Rey, California 90292

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

RECEIPT

REMINGTON ENERGY GROUP CORPORATION hereby acknowledges receipt of services rendered by ***ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION*** in payment of the purchase price of $15,000 for THREE THOUSAND shares of Common Stock of ***REMINGTON ENERGY GROUP CORPORATION*** represented by Certificate No. ____________.

Dated: ______________

REMINGTON ENERGY GROUP CORPORATION

By:______________________________

Name: Mr. Wes Johnson

Title: Founder & Chief Executive Officer

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

PROMISSORY NOTE

TO BE EXECUTED UPON SEC QUALIFICATION OF REGULATION A SECURITIES OFFERING

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR QUALIFIED UNDER ANY STATE'S SECURITIES LAWS, IN RELIANCE UPON EXEMPTIONS FROM SUCH REGISTRATION AND QUALIFICATION FOR TRANSACTIONS NOT INVOLVING A PUBLIC OFFERING. THIS PROMISSORY NOTE HAS BEEN ACQUIRED FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF. NO SUCH SALE OR OTHER DISPOSITION MAY BE MADE WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL, SATISFACTORY TO THE MAKER OF THIS PROMISSORY NOTE AND ITS COUNSEL, THAT SAID REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS AND THAT THE PROPOSED TRANSFER OR SALE WOULD NOT AFFECT THE ORIGINAL OFFER AND SALE OF THIS PROMISSORY NOTE BY THE MAKER OR THE AVAILABILITY OF ANY EXEMPTIONS FROM REGISTRATION RELIED UPON BY THE MAKER OF THIS PROMISSORY NOTE.

US **$25,000.00**

Incline Village, Nevada
Date: ____________, 2014

1. **Principal Obligation**. For Value Received, the undersigned, REMINGTON ENERGY GROUP CORPORATION, a Nevada Stock Corporation (the "Maker"), promises to pay to ALTERNATIVE SECURITIES MARKET, LLC, a California Limited Liability Company ("Holder"), by check or other currently available funds of the United States of America at such address and place as Holder may designate in writing, **the principal** amount of: TWENTY FIVE THOUSAND DOLLARS AND NO CENTS ($25,000.00), together with interest due and other amounts provided for below. This Promissory Note is referred to herein as this "Note." This Note is not transferable or negotiable to any third party for any reason without the prior written consent of Maker.

USE OF FUNDS:

- Registration of Qualified Regulation A Securities with the North American Securities Administrators Association's Regulation A Coordinated Review Dept.
  - $450.00

- Registration of a $5,000,000 Regulation A Securities Offering in the State of California ($200 Plus 1/5 of 1% of the Offering)
  - $10,200
- Registration of a $5,000,000 Regulation A Securities Offering in the State of New York ($300 up to $500,000 and $1,200 for amounts of $500,001 and greater)
  - $1,500
- Registration of a $5,000,000 Regulation A Securities Offering in the State of Florida (all offerings = $1,000)
  - $1,000
- Registration of a $5,000,000 Regulation A Securities Offering in the State of Texas ($100 plus 1/10th of 1% of the Offering)
  - $5,100
- Registration of a $5,000,000 Regulation A Securities Offering in the State of New Jersey (all offerings = $1,000)
  - $1,000
- Registration of a $5,000,000 Regulation A Securities Offering in the State of Pennsylvania ($500 plus 1/20th of 1% of the Offering)
  - $2,000
- Registration of a $5,000,000 Regulation A Securities Offering in the State of Nevada (0.002% of the Offering (Minimum Fee: $200 / Maximum Fee: $2,000)
  - $1,000
- Registration of a $5,000,000 Regulation A Securities Offering in the State of Arizona (1/10th of 1% of the Offering. Minimum Fee: $200 / Maximum Fee: $2,750)
  - $2,750

2. **Interest Payments. ALL INTEREST TO BE PAID SEMI-ANNUALLY.** The amount of interest payable hereunder shall be up to 12% per annum. Interest shall not compound and the maximum amount of interest payable each calendar year shall be 12%.

3. **Term.** This Note has a term of twenty-four (24) months from the date first set forth above. After the term, all amounts due hereunder, including interest, will be due and payable, provided that Maker shall only be obligated to use diligent efforts to payoff principal owed hereunder and that Maker shall be required to make any payment to Holder hereunder only to the extent, that Maker actually receives any such payment amount.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
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4. **Extension of Term.** After the expiration of the term, the Holder will be allowed, but will not be required, to elect to reinvest all amounts payable hereunder in which case such amounts will be added to the principal and will be allowed to continue to earn interest under this Note for an additional period of twelve (12) months. If Holder so elects, such amounts shall be retained by Maker and treated by Maker and Holder as increases in the principal amount of this Note.

5. **Prepayment Provision.** There is no penalty for prepayments made on amounts due under this Note, regardless of when any such prepayment occurs. Prepayments may be made at any time.

6. **Default and Acceleration.** All amounts owed hereunder shall, at the option of the Holder, become immediately due and payable upon the happening of any one or more of the following events ("Events of Default").

(a) The Maker shall fail to pay any interest payment on this Note when due for a period of thirty (30) days after notice of such default has been sent by the Holder to the Maker.

(b) The Maker shall dissolve or terminate the existence of the Maker.

(c) The Maker shall file a petition in bankruptcy, make an assignment for the benefit of its creditors, or consent to or acquiesce in the appointment of a receiver for all or substantially all of its property, or a petition for the appointment of a receiver shall be filed against the Maker and remain unstayed for at least ninety (90) days.

Upon the occurrence of an Event of Default, the Holder of this Note may, by written notice to the Maker, declare the unpaid principal amount and all accrued interest of the Note immediately due and payable. Holder's priority under this Section 6 is equal to that of every other Debt or Lien Holder of the Company.

7. **Miscellaneous.**

(a) **Status of Holder**. The Maker may treat the Holder of this Note as the absolute owner of this Note for the purpose of making payments of principal or interest and for all other purposes, and shall not be affected by any notice to the contrary, unless the Maker so consents in writing.

(b) **Securities Act Restrictions**. This Note has not been registered for sale under the Securities Act of 1933, as amended. This Note may not be sold, offered for sale, assigned or otherwise disposed of, unless certain conditions are satisfied. This Note may be pledged as a form of collateral for the purposes of capitalization and operations of the Alternative Securities Market, LLC.

(c) **Attorneys' Fees**. The prevailing party in an action to enforce this Note shall be entitled to reasonable attorneys' fees, costs and collection expense.

(d) **Successors and Assigns**. The Holder may not assign, transfer or sell this Note to any party without the express written consent of the Maker. This Note shall be binding upon and shall inure to the benefit of the parties, their successors and, subject to the above limitation, their assigns, and shall not be enforceable by any third party.

(e) **No Waiver.** No waiver or modification of any of the terms or provisions of this Note shall be valid or binding unless set forth in a writing signed by a duly authorized representative of the Holder and the Maker, and then only to the extent therein specifically set forth. No representations or warranties are made or implied, except as specifically set forth herein.

(f) **Notices**. All notices in connection with this Note shall be in writing and personally delivered or delivered via overnight mail, with written receipt therefore, or sent by certified mail, return receipt requested, to each of the parties hereto at their addresses set forth above (or such other address as may hereafter be designated by either party in writing in accordance with this Section 7) with a copy to REMINGTON ENERGY GROUP CORPORATION, 737 James Lane, Suite 7499, Incline Village, Nevada 89450. Such notice shall be effective upon personal or overnight delivery or five (5) days after mailing by certified mail.

(g) **Section Headings**. The headings of the various sections of the Note have been inserted as a matter of convenience for reference only and shall be of no legal effect.

(h) **Severability**. If any provision or portion of this Note or the application thereof to any person or party or circumstances shall be invalid or unenforceable under applicable law, such event shall not affect, impair, or render invalid or unenforceable the remainder of this Note.

(i) **Applicable Law**. This Note shall be deemed to have been made in the State of Nevada, and any and all performance hereunder, or breach thereof, shall be interpreted and construed pursuant to the laws of the State of California without regard to conflict of laws rules applied in the State of Nevada.

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Maker:

Mr. Wes Johnson
Chief Executive Officer
Remington Energy Group Corporation
737 James Lane, Suite 7499
Incline Village, Nevada 89450
Phone: (775) 671-3065
Email:
Wes@RemingtonEnergyGroup.com

Holder:

Mr. Steven J. Muehler
Chief Executive Officer
Alternative Securities Markets Group Corporation
4050 Glencoe Avenue
Marina Del Rey, California 90292
Phone: (213) 407-4383
Email:
Legal@AlternativeSecuritiesMarket.com

Signature Certificate

Document Reference: T8I7IXJ9424DGMWD94W5P3

RightSignature
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Wes
Party ID: N7PAJEJXJ4NSPFMCHU7FZN
IP Address: 66.59.246.122
VERIFIED EMAIL: wes@remingtonenergygroup.com

Electronic Signature:



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Digital Fingerprint Checksum b462c485049a9212407ed28f6c18a08df339c6cc



Alternative Securities Markets Group
Party ID: WI6V7NJ37LXNDD88HBEKG9
IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature:



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Digital Fingerprint Checksum c22955597e78b67e415d54e673bef6f1fa4ff9d2

Timestamp	Audit
2014-12-02 19:58:15 -0800	All parties have signed document. Signed copies sent to: Wes and Alternative Securities Markets Group.
2014-12-02 19:58:14 -0800	Document signed by Wes (wes@remingtonenergygroup.com) with drawn signature. - 66.59.246.122
2014-12-02 19:52:46 -0800	Document viewed by Wes (wes@remingtonenergygroup.com). - 66.59.246.122
2014-12-02 17:19:51 -0800	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2014-12-02 17:19:29 -0800	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2014-12-02 17:19:29 -0800	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17

This signature page provides a record of the online activity executing this contract.

EXHIBIT F

Remington Energy Group Corporation

Direct Public Offering / ASM Main Market / Regulation A

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Remington Energy Group Corporation

- Nevada Stock Corporation
- SEC CIK Number: 000158786
- ISIN Number: Pending
- Regulation A & Regulation S
- **Status: Pending SEC Qualification**

Company Financial Reports:

- View Company Annual Audited and Quarterly non-audited Financials (**Link**)

Monthly "State of the Company" Letters:

- Monthly "State of the Company" Letter from Company Management to Investors (**Link**)

VIEW SEC FILINGS

REQUEST PROSPECTUS

INVEST ONLINE

Remington Energy Group Corporation

About Remington Energy Group Corporation:

Remington Energy Group Corporation is a Nevada Company that was originally formed in March of 2012 as a Limited Liability Corporation and converted to a Nevada Stock Corporation in August of 2013. Remington Energy Group is engaged in the exploration, acquisition and operation of Oil & Natural Gas properties, primarily in the State of Pennsylvania.

Additional Information about the Company available at: **http://remingtonenergygroup.com**

Terms of Investment:

- 50,000 - 9% Convertible Preferred Stock Shares
- $100.00 USD Per Share
- Shareholder Conversion Option - Year 2 Preferred converts to Common at Market Value - see prospectus for conversion details
- Shareholder Conversion Option - Year 3 Preferred converts to Common at Market Value minus 5% - see prospectus for conversion details
- Shareholder Conversion Option - Year 4 Preferred converts to Common at Market Value minus 10% - see prospectus for conversion details
- Shareholder Conversion Option - Year 5 Preferred converts to Common at Market Value minus 15% - see prospectus for conversion details
- Mandatory Conversion - Last Day of Year 5 Preferred converts to Common at Market Value minus 15% - see prospectus for conversion details
- **OTCQB or OTCQX Listing in 2015 or 2016**

DISCLAIMER & ISSUER CONTACT

1) NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED.

2) NO SALES OF THESE SECURITIES WILL BE MADE OR COMMITMENT TO PURCHASE ACCEPTED UNTIL DELIVERY OF AN OFFERING CIRCULAR THAT INCLUDES COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING.

3) AN INDICATION OF INTEREST BY A PROSPECTIVE INVESTOR INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

4) COMPANY'S CHIEF EXECUTIVE OFFICER IS MR. WES JOHNSON

REMINGTON ENERGY GROUP CORPORATION
737 JAMES LANE, SUITE 7499
INCLINE VILLAGE, NEVADA 89450
PHONE: (775) 671-3065
WES@REMINGTONENERGYGROUP.COM

FOLLOW US:

EXHIBIT G

JAMES H. SEYMOUR
COUNSELOR AT LAW
POST OFFICE BOX 1757
CRYSTAL BAY, NEVADA 89402-1757

TELEPHONE
(650) DAVENPORT 3-7226

5 December 2014

Remington Energy Group Corporation
737 James Lane
Incline Village, Nevada 89450

Re: Remington Energy Group Corporation
Qualification and Registration of Securities

Ladies and Gentlemen:

At your request, we have examined the Offering Statement ("Offering Statement") on Form 1-A (File No. 024-10380) of Remington Energy Group Corporation, a Nevada Stock Corporation, (Company) in connection with the qualification under the Securities of 1933, as amended, of the offer and sale of up to FIFTY THOUSAND (50,000) Cumulative 9% Convertible Preferred Stock Units of the Company (the Securities) by the Company.

In rendering the opinion below, we examined originals of those corporate and other records and documents we considered appropriate. We assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with originals of all documents submitted to us as copies.

Based on this examination, we are of the opinion that the Securities have been duly authorized by all necessary corporate action on the part of the Company and, upon payment for, and delivery of the Securities in accordance with the Offering Documents, the Securities will be validly issued, fully paid, and non-assessable.

This opinion letter is limited to the standard requirements placed upon corporations and their directors and officers generally in connection with the issuance of securities such as the Securities.

We hereby consent to the use of this opinion letter as an Exhibit to the Offering Statement and as an exhibit to the Registration Form.

Sincerely,

/s/ James H. Seymour

James H. Seymour

EXHIBIT H

090203

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

REMINGTONENERGYGROUPCORPORATION

2. The articles have been amended as follows: (provide article numbers, if available)

The Articles of Incorporation filed as Document No. 20130585537-59 are amended as follows:
Amended ARTICLE 3 - Authorized Stock: The Corporation is authorized to issue 100,000,000 shares of stock with a par value of $0.001 per share. The Corporation may issue multiple classes or series of stock, and Board of Directors is vested full authority, acting by such resolution or resolutions asitdeems appropriate, to authorize and prescribe such classes or series of stock and additional classes or series of stock as it may determine, and the number of eachclass or series of stock and the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of stock.
Amended ARTICLE 5 - Purpose: The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under Nevada law other than the banking business, the trust company business, or the practice of a profession which may be incorporated.
Added ARTICLE 6 - Liability and Indemnity: The personal liability of the directors, officers, employees, and agents of the Corporation is hereby eliminatedto the fullest extent permitted by Nevada law. The Corporation shall, to the fullest extent permitted by Nevada law, indemnify and hold harmless its directors, officers, employees and agents under said law from and against any and all of the expenses, liabilities or other matters referred to in or covered by saidlaw,and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, insurance, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action inanother capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefitof the heirs, executors and administrators of such person.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 100%

4. Effective date and time of filing: (optional) Date: Time:
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X [signature]

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

150101

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

REMINGTONENERGYGROUPCORPORATION

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

See attached CERTIFICATE OF DESIGNATION OF CONVERTIBLE PREFERRED STOCK $0.001 PARVALUEPERSHARE.

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X [signature]

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATION OF
CONVERTIBLE PREFERRED STOCK
$0.001 PAR VALUE PER SHARE

Remington Energy Group Company, a Company organized and existing under the laws of the State of Nevada (the "**Company**"), hereby certifies that the following resolution was adopted by the Board of Directors of the Company (the "**Board**") on December 5, 2014:

RESOLVED, that pursuant to the authority granted to and vested in the Board in accordance with the laws of the State of Nevada, and in accordance the provisions of the Articles of Incorporation and the bylaws of the Company, as amended or amended and restated through the date hereof, the Board hereby authorizes a class of the Company's previously authorized preferred stock (the "**Preferred Stock**"), and hereby states the designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof as follows:

I. NAME OF THE COMPANY

Remington Energy Group Company

II. PREFERRED SHARES – NUMBER, OFFERING PRICE, AND DIVIDENDS

A. Designation. The designation of said series of preferred stock shall be Preferred Stock shares, with par value of $0.001 per share (the "**Preferred Stock**").

B. Number of Shares. The number of shares of Preferred Stock authorized to be issued is Fifty Thousand (50,000).

C. Offering Price. The Preferred Stock shall have an offering price of One Hundred Dollars ($100) per share.

D. Dividends. The holders of then outstanding shares of the Preferred Stock will be entitled to receive, when, as, and if declared by the Board of Directors out of funds of the Company legally available therefor, cumulative cash dividends accruing, on a daily basis from the Purchase Date (as hereinafter defined) through and including the date on which such dividends are declared, at the annual rate of Nine Percent (9%) per annum simple interest on the offering price of One Hundred Dollars ($100) per share.

III. LIQUIDATION AND REDEMPTION RIGHTS

Upon the occurrence of a Liquidation Event (as defined below), before any other distribution to holders of the Company, each holder of Preferred Stock is entitled to receive ratably any unpaid dividends declared by the Board, if any, out of funds legally available for the payment of dividends, if any. After the payment of any such unpaid dividends, if such funds are legally available, the holders of Preferred Stock are entitled to receive any remaining net assets on a pro rata basis with all other then outstanding shares. As used herein, "**Liquidation Event** " means (i) the liquidation, dissolution or winding-up, whether voluntary or involuntary, of the Company, (ii) the purchase or redemption by the Company of shares of any class of stock or the merger or consolidation of the Company with or into any other Company or Companys, unless (a) the holders of the Preferred Stock receive securities of the surviving Company having substantially similar rights as the Preferred Stock and the stockholders of the Company immediately prior to such transaction are holders of at least a majority of the voting securities of the successor Company immediately thereafter (the "**Permitted Merger**"), unless the holders of the shares of Preferred Stock elect otherwise or (b) the sale, license or lease of all or substantially all, or any material part of, the Company's assets, unless the holders of Preferred Stock elect otherwise.

IV. CONVERSION.

All Preferred Stock shares must be converted to Common Stock of the Company either in the 2nd, 3rd, 4th or 5th year after the Purchase Date, at the holders' option, under the following terms and conditions:

YEAR 2:

At anytime during the second year after the Purchase Date, the holder may choose on the First Business Day of each month to convert each share of the Company's Preferred Stock for shares of Common Stock of the Company at the market price of the Company's Common Stock at time of conversion/closing. The market price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the holder by the Company in cash.

The holder can offer to sell the Preferred Stock shares back to the Company at any time after two years following the Purchase Date for the full face value of the Shares plus any accrued interest, although the Company has no obligation to purchase the shares.

Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

YEAR 3:

At anytime during the third year after the Purchase Date, the holder may choose on the First Business Day of Each Month to convert each share of the Company's Preferred Stock for shares of Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion/closing. The market price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the holder by the Company in cash.

The holder can offer to sell the Preferred Stock shares back to the Company at any time after two years following the Purchase Date for the full face value of the Shares plus any accrued interest, although the Company has no obligation to purchase the shares.

Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

YEAR 4:

At anytime during the fourth year after the Purchase Date, the holder may choose on the First Business Day of Each Month to convert each share of the Company's Preferred Stock for shares of Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion/closing. The market price will be the weighted average price of the Common Stock Closing Price over the previous 60 days.

Fractional interests will be paid to the holder by the Company in cash.

The holder can offer to sell the Preferred Stock shares back to the Company at any time after two years following the Purchase Date for the full face value of the Shares plus any accrued interest, although the Company has no obligation to purchase the shares.

Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

YEAR 5:

Optional: At anytime during the fifth year after the Purchase Date, the holder may choose on the First Day of Each Month to convert each share of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price ***minus 15%*** of the Company's Common Stock at time of conversion/closing. The market price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the holder by the Company in cash.

The holder can offer to sell the Preferred Stock shares back to the Company at any time after two years following the Purchase Date for the full face value of the Shares plus any accrued interest, although the Company has no obligation to purchase the shares.

Mandatory: On the last business day of the 5th year after the Purchase Date, the holder MUST convert each share of the Company's Preferred Stock for shares of Common Stock of the Company at market price ***minus 15%*** of the Company's Common Stock at time of conversion/closing. The market price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the holder by the Company in cash.

Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

VI. RANK

All shares of the Preferred Stock shall rank (i) junior to the Company's Common Stock and any other class or series of capital stock of the Company hereafter created, (ii) *Pari passu* with any class or series of capital stock of the Company hereafter created and specifically ranking, by its terms, on par with the Preferred Stock and (iii) junior to any class or series of capital stock of the Company hereafter created specifically ranking, by its terms, senior to the Preferred Stock, in each case as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

VI. VOTING RIGHTS

A holder of one or more Preferred Shares shall have no right to vote on any corporate matter except as otherwise provided in this Resolution.

VII. PROTECTION PROVISIONS

So long as any shares of Preferred Stock are outstanding, the Company shall not, without first obtaining the written consent of the holders of a majority of then outstanding shares of Preferred Stock, alter or change the rights, preferences or privileges of the Preferred so as to affect adversely the holders of Preferred Stock.

XIII. MISCELLANEOUS

A. Status of Redeemed Stock.

In case any shares of Preferred Stock shall be redeemed or otherwise repurchased or reacquired, the shares so redeemed, repurchased, or reacquired shall resume the status of authorized but unissued shares of preferred stock, and shall no longer be designated as Preferred Stock.

B. Lost or Stolen Certificates.

Upon receipt by the Company of (i) evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificate(s) and (ii) in the case of loss, theft or destruction, indemnity (with a bond or other security) reasonably satisfactory to the Company, or in the case of mutilation, the Preferred Stock Certificate(s) (surrendered for cancellation), the Company shall execute and deliver new Preferred Stock Certificates. However, the Company shall not be obligated to reissue such lost, stolen, destroyed or mutilated Preferred Stock Certificates if the holder of Preferred Stock contemporaneously requests the Company to convert such holder's Preferred.

C. Waiver.

Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the holders of Preferred granted hereunder may be waived as to all shares of Preferred Stock (and the holders thereof) upon the unanimous written consent of the holders of the Preferred Stock.

D. Purchase Date.

For each purchaser, is the date on which the Company issues the shares of Preferred Stock to the purchaser.

E. Notices.

Any notices required or permitted to be given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally, by nationally recognized overnight carrier or by confirmed facsimile transmission, and shall be effective five (5) days after being placed in the mail, if mailed, or upon receipt or refusal of receipt, if delivered personally or by nationally recognized overnight carrier or confirmed facsimile transmission, in each case addressed to a party as set forth below, or such other address and telephone and fax number as may be designated in writing hereafter in the same manner as set forth in this Section.

Notices to the Company shall be addressed:

Remington Energy Group Corporation
737 James Lane, Suite 7499
Incline Village, Nevada 89450
Attention: Weslie W Johnson, President

Telephone: 775-233-4171

If to the holders of Preferred Shares: To the address listed in the Company's books and records.

F. Weighted Average Price

Weighted average price shall be calculated by the following formula:

$$Weighted\ Average\ Price = \frac{Sum\ of\ Shares\ Bought\ x\ Share\ Price\ for\ Each\ Trade\ During\ 60\ day\ period}{Total\ Shares\ Bought\ in\ All\ Trades\ During\ 60\ day\ Period}$$

IN WITNESS WHEREOF, the undersigned has signed this certificate as of the 5th day of December 2014.

REMINGTION ENERGY GROUP CORPORATION

By: Weslie W Johnson, President

EXHIBIT I

BILLMAN GEOLOGIC CONSULTANTS, INC.

TO: JOSH WHITMAN, C HIEF INVESTMENT OFFICER, D&S ENERGY CORP.

FROM: DAN A. BILLMAN, P.G., C.P.G., BGC, INC.

SUBJECT: COVER LETTER FOR LOG ANALYSIS REPORT: REPORT OF THE WARRANT 5574 TRACT, MCKEAN COUNTY, PA WELLS

DATE: 11/23/2014

CC:

Billman Geologic Consultants, Inc. (Billman) had been requested to aid D&S Energy Corporation in its review of their Warrant 5574 wells, located in McKean County, Pennsylvania. Billman completed pre-production, log analysis on five Warrant 5574 wells, for the purpose of estimating the potential resources available for production from the wells.

Log analysis, by its nature, is an estimate of potential production and should be utilized as an estimate. Only production analysis can provide for an accurate estimate of a wells estimated ultimate recoverable (EUR) of natural gas and/or oil over the productive life of a well.

Billman Geologic completed the report for D&S Energy for its use in reviewing the resource potential of the Warrant 5574 wells.

Thanks for opportunity to aid D&S Energy Corp. in its review of their Warrant 5574 wells in McKean County, Pennsylvania.

Respectfully submitted by:

Dan A. Billman, P.G., C.P.G
President, Billman Geologic Consultants, Inc.

EXHIBIT J

Remington Energy Group Corporation
737 James Lane
Suite 7499
Incline Village, Nevada 89450

Date: December 4th, 2014

VIA HAND DELIVERY AND EMAIL:

Mr. Paul Monsour
Staff Attorney
United States Securities & Exchange Commission

Mr. H. Roger Schwall
Assistant Director
United States Securities & Exchange Commission

Reference: Request for Qualification for
Remington Energy Group Corporation
Regulation A Offering Statement on SEC Form 1-A (024-10380)

Dear Mr. Paul Monsour & Mr. H. Roger Schwall

Remington Energy Group Corporation (the "Issuer") hereby respectfully requests acceleration of the qualification of the above-referenced Offering Statement to 2:00 P.M. Washington, D.C. time, on Friday, December 31st, 2014, or as soon thereafter as possible. Please email or fax a copy of the written order from the Securities and Exchange Commission (the "Commission") verifying the qualification time and date of the Offering Statement to the undersigned, Attention: Mr. Wes Johnson, email at Wes@RemingtonEnergyGroup.com , Facsimile at (775)-201-7988 . Mr. Wes Johnson's direct line is (775)-233-4171.

On behalf of the Issuer, the undersigned acknowledges that the disclosure in the Offering Statement is the responsibility of the Issuer:

1. Should the Commission of the Staff, acting pursuant to delegated authority, declare the filing of the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Issuer from its full responsibility for the adequacy of the disclosure in the filing; and

3. The Issuer may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact the Issuer, or Mr. Steven J. Muehler at Alternative Securities Markets Group Corporation, at (213) 407-4386, or by email at LEGAL@ALTERNATIVESECURITIESMARKET.COM.

Respectfully Submitted,

Mr. Wes Johnson
Chief Executive Officer
Remington Energy Group Corporation